These Consolidated Financial Statements are Originally Issued in Indonesian Language.

PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For The Years Ended December 31, 2000, 2001 And 2002

(Expressed in Rupiah)

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2005

P.T. Indosat Tbk

(Translation of Registrant's Name into English)

Indosat Building

Jalan Medan Merdeka Barat, 21

Jakarta 10110 - Indonesia

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F        X      Form 40-F    ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No       _X__

            (If " Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           .)

Consolidated Financial Statements

With Independent Auditors' Report

Years Ended December 31, 2002, 2003 and 2004

PT INDOSAT Tbk

(FORMERLY PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

WITH INDEPENDENT AUDITORS’ REPORT

YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

Table of Contents

Page

Independent Auditors’ Report

Consolidated Balance Sheets.………………………………………………………………………….

1 - 4

Consolidated Statements of Income……………………………………………………………………

5 - 6

Consolidated Statements of Changes in Stockholders’ Equity….…………………………………..

7 - 9

Consolidated Statements of Cash Flows.……………………………………………………………..

10 - 11

Notes to Consolidated Financial Statements.…………………………………………………………

12 - 121

***************************

1

This report is originally issued in Indonesian language.

Independent Auditors’ Report

Report No. RPC-3580

Stockholders and Boards of Commissioners and Directors

PT Indosat Tbk

(Formerly PT Indonesian Satellite Corporation Tbk)

We have audited the consolidated balance sheets of PT Indosat Tbk (formerly PT Indonesian Satellite Corporation Tbk) (“the Company”) and Subsidiaries as of December 31, 2003 and 2004, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the years ended December 31, 2002, 2003 and 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards established by the Indonesian Institute of Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PT Indosat Tbk and Subsidiaries as of December 31, 2003 and 2004, and the consolidated results of their operations and their cash flows for the years ended December 31, 2002, 2003 and 2004 in conformity with generally accepted accounting principles in Indonesia.

As described in Note 4, the Company early adopted Statement of Financial Accounting Standards (“SAK”) 24 (Revised 2004), “Accounting for Employee Benefits”, and SAK 38 (Revised 2004), “Accounting for Restructuring Transactions of Entities under Common Control”. The 2002 and 2003 consolidated financial statements have been restated to reflect the restrospective application of those SAKs.

This report is originally issued in Indonesian language.

As described in Note 19, based on a resolution at the Company’s Stockholders’ Extraordinary Meeting held on March 8, 2004, the Stockholders approved, among others, to split the nominal value of the Company’s A share and B shares and to reclassify four A shares resulting from the stock split to B shares. Accordingly, all references to number of shares and per share information in Notes 2w and 31 to the consolidated financial statements have been adjusted to reflect the stock split on a retroactive basis.

Prasetio, Sarwoko & Sandjaja

Drs. Soemarso S. Rahardjo, ME

Public Accountant License No. 98.1.0064

March 18, 2005

The accompanying consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Indonesia. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in Indonesia.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars, except share data)

2003

(As Restated -

2004

Notes

Note 4)

2004

(Note 3)

Rp

Rp

US$

ASSETS

CURRENT ASSETS

Cash and cash equivalents

2d,5,30

4,509,508

3,993,585

429,880

Short-term investments - net

of allowance for decline in

value of Rp25,395 in 2003 and

 in 2004

2e

65,437

1,377

148

Accounts receivable

Trade

2f,17

Related parties

PT Telekomunikasi

Indonesia Tbk (“Telkom”)

- net of allowance for

doubtful accounts of

Rp90,872 in 2003

and Rp86,884 in 2004

6,30

217,873

166,596

17,933

Others - net of allowance

for doubtful accounts of

Rp54,639 in 2003

and Rp62,212 in 2004

30

189,318

156,073

16,800

Third parties - net of allowance

for doubtful accounts of

Rp353,221 in 2003

and Rp375,001 in 2004

7

824,915

987,944

106,345

Others - net of allowance

for doubtful accounts of

Rp17,773 in 2003 and

Rp39,728 in 2004

30f

84,088

18,348

1,975

Inventories

2g

120,099

113,684

12,237

Derivative assets

2r,33

-

2,102

226

Advances

36,476

88,064

9,480

Prepaid taxes

8,15

1,266,636

661,655

71,222

Prepaid expenses

2h,2q,29,30

123,360

254,155

27,358

Other current assets

2d,30

23,381

24,874

2,678

Total Current Assets

7,461,091

6,468,457

696,282

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (continued)

December 31, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars, except share data)

2003

(As Restated -

2004

Notes

Note 4)

2004

(Note 3)

Rp

Rp

US$

NON-CURRENT ASSETS

Due from related parties - net of

allowance for doubtful

accounts of Rp77,666 in 2003

and Rp23,089 in 2004

2f,30

33,432

47,953

5,162

Deferred tax assets - net

2t,15

136,637

33,204

3,574

Investments in associated

companies - net of allowance

for decline in value of Rp83,490

in 2003 and Rp75,212 in 2004

2i,9

191,616

33,134

3,567

Other long-term investments - net of

allowance for decline in value of

Rp247,816 in 2003 and

Rp221,567 in 2004

2i,10

191,269

102,157

10,996

Property and equipment

2j,2k,2p,

11,17,24

Carrying value

21,970,828

27,821,510

2,994,780

Accumulated depreciation

(7,778,080

)

(10,461,076

)

(1,126,058)

Impairment in value

(99,621

)

(117,258

)

(12,621)

Net

14,093,127

17,243,176

1,856,101

Goodwill and other

intangible assets - net

1d,2c,2l,12

3,344,939

3,012,578

324,282

Long-term receivables

30f

132,156

129,671

13,958

Long-term prepaid pension - net

of current portion

2q,29,30

136,650

180,183

19,395

Long-term advances

13,30

93,829

290,801

31,303

Others

2d,2h,2r,17,

30,33

244,446

331,153

35,646

Total Non-current Assets

18,598,101

21,404,010

2,303,984

TOTAL ASSETS

26,059,192

27,872,467

3,000,266

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (continued)

December 31, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars, except share data)

2003

(As Restated -

2004

Notes

Note 4)

2004

(Note 3)

Rp

Rp

US$

LIABILITIES AND STOCKHOLDERS’

EQUITY

CURRENT LIABILITIES

Short-term loans

30

18,074

9,819

1,057

Accounts payable - trade

Related parties

30

12,472

21,581

2,323

Third parties

186,726

204,140

21,974

Procurement payable

14

1,344,807

2,049,063

220,567

Taxes payable

2t,15

322,906

220,199

23,703

Accrued expenses

16,24,

29,30

709,459

927,389

99,827

Unearned income

2o

492,945

602,586

64,864

Deposits from customers

54,195

55,929

6,020

Derivative liabilities

2r,33

-

175,420

18,883

Current maturities of long-term

debts

2m,17

Related parties

30

Government of the Republic

of Indonesia

2,505

-

-

Others

84,095

168,286

18,115

Third parties

112,294

207,135

22,296

Other current liabilities

86,103

19,345

2,082

Total Current Liabilities

3,426,581

4,660,892

501,711

NON-CURRENT LIABILITIES

Due to related parties

30

38,328

39,061

4,205

Deferred tax liabilities - net

2t,15

1,659

489,074

52,644

Long-term debts - net of current

maturities

2m,17

Related parties

30

1,639,125

760,717

81,886

Third parties

1,271,404

827,362

89,059

Bonds payable

2m,18

7,268,738

7,524,083

809,912

Other non-current liabilities

30

226,350

222,236

23,922

Total Non-current Liabilities

10,445,604

9,862,533

1,061,628

MINORITY INTEREST

2b

147,125

164,450

17,702

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (continued)

December 31, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars, except share data)

2003

(As Restated -

2004

Notes

Note 4)

2004

(Note 3)

Rp

Rp

US$

STOCKHOLDERS’ EQUITY

Capital stock - Rp100 par value

(as restated) per A share and B share

Authorized - 1 A share and

19,999,999,999 B shares

(as restated)

Issued and fully paid - 1 A share

and 5,177,499,999 B shares

(as restated) in 2003, and

1 A share and 5,285,308,499

B shares in 2004

19

517,750

528,531

56,893

Premium on capital stock

19

673,075

880,869

94,819

Difference in value from restructuring

transactions of entities under

common control

2c,4,10

-

-

-

Difference in transactions of equity

changes in associated

companies/subsidiaries

2i

403,812

403,812

43,467

Stock options

2n,20

24,809

71,207

7,665

Difference in foreign currency

translation

316

429

46

Retained earnings

Appropriated

17,890

33,590

3,616

Unappropriated

10,402,230

11,266,154

1,212,719

Total Stockholders’ Equity

12,039,882

13,184,592

1,419,225

TOTAL LIABILITIES AND

STOCKHOLDERS’ EQUITY

26,059,192

27,872,467

3,000,266

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars, except share data)

2002

2003

(As Restated -

(As Restated -

2004

Notes

Note 4)

Note 4)

2004

(Note 3)

Rp

Rp

Rp

US$

OPERATING REVENUES

2o,30

Cellular

21,36,37,38

3,271,652

5,117,580

7,450,777

802,021

Fixed telecommunication

22,36,37,38

2,137,939

1,807,669

1,554,932

167,377

Multimedia, Data

Communication,

Internet (“MIDI”)

17,18,23

1,263,038

1,228,334

1,483,941

159,754

Other services

94,353

81,684

59,420

6,378

Total Operating Revenues

6,766,982

8,235,267

10,549,070

1,135,530

OPERATING EXPENSES

2o

Depreciation and amortization

2j,11,12

1,784,342

2,038,006

2,818,657

303,408

Personnel

2p,2q,20,

24,29,30

709,319

1,022,989

1,207,384

129,966

Compensation to

telecommunications carriers

and service providers

25,30,36

648,797

724,193

523,603

56,362

Maintenance

2j,2p

298,739

297,097

473,388

50,957

Administration and general

26,30

410,590

497,988

471,347

50,737

Marketing

148,911

242,337

349,824

37,656

Leased circuits

30

152,966

91,697

97,667

10,513

Other costs of services

27,30

735,947

973,065

1,372,491

147,738

Total Operating Expenses

4,889,611

5,887,372

7,314,361

787,337

OPERATING INCOME

1,877,371

2,347,895

3,234,709

348,193

OTHER INCOME (EXPENSES)

2o

Gain on sale of investment in

associated company

9

-

-

286,204

30,808

Interest income

30

822,302

147,712

187,430

20,175

Gain on sale of other long-term

investment

4,10

-

-

110,929

11,941

Financing cost

2m,17,18

28,30

(586,131

)

(838,666

)

(1,097,531

)

(118,141)

Amortization of goodwill

2l,12

(693,086

)

(252,907

)

(226,347

)

(24,365)

Loss on change in fair value of

derivatives - net

2r,33

-

-

(170,451

)

(18,348)

Gain (loss) on foreign

exchange - net

2s,7

393,820

200,050

(66,116

)

(7,117)

Provision for doubtful interest

receivable from

convertible bonds

(287,792

)

-

-

-

Adjustment of accounts

receivable - trade

from Telkom

(118,018

)

-

-

-

Others - net

(130,524

)

(51,162

)

62,442

6,722

Other Expenses - Net

(599,429

)

(794,973

)

(913,440

)

(98,325)

EQUITY IN NET INCOME

OF ASSOCIATED COMPANIES

2i,9

72,288

33,771

61,489

6,619

INCOME BEFORE INCOME TAX

AND EXTRAORDINARY ITEM

1,350,230

1,586,693

2,382,758

256,487

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars, except share data)

2002

2003

(As Restated -

(As Restated -

2004

Notes

Note 4)

Note 4)

2004

(Note 3)

Rp

Rp

Rp

US$

INCOME TAX BENEFIT

(EXPENSE)

2t,15

Current

(245,870

)

(585,570

)

(140,902

)

(15,167)

Deferred

(530,588

)

603,398

(583,652

)

(62,826)

Income Tax Benefit (Expense) - Net

(776,458

)

17,828

(724,554

)

(77,993)

INCOME BEFORE EXTRAORDINARY

ITEM, MINORITY INTEREST IN NET

INCOME OF SUBSIDIARIES AND

PREACQUISITION INCOME

573,772

1,604,521

1,658,204

178,494

EXTRAORDINARY ITEM -

Realized Gain on Difference

in Value from Restructuring

Transactions of Entities under

Common Control - net of

deferred tax effect

of Rp2,943,963

4

-

4,499,947

-

-

INCOME BEFORE MINORITY INTEREST

IN NET INCOME OF SUBSIDIARIES

AND PREACQUISITION INCOME

573,772

6,104,468

1,658,204

178,494

MINORITY INTEREST IN NET

INCOME OF SUBSIDIARIES

2b

(27,197

)

(22,497

)

(24,996

)(2,691)

PREACQUISITION INCOME

1d

(205,863

)

-

-

-

NET INCOME

32

340,712

6,081,971

1,633,208

175,803

BASIC EARNINGS PER SHARE

2w,19,

31

Income before extraordinary item

65.81

305.56

313.91

0.03

Extraordinary item

-

869.13

-

-

Net Income Per Share

65.81

1,174.69

313.91

0.03

DILUTED EARNINGS PER SHARE

2w, 19,

20, 31

Income before extraordinary item

65.81

305.17

313.63

0.03

Extraordinary item

-

868.04

-

-

Net Income Per Share

65.81

1,173.21

313.63

0.03

BASIC EARNINGS PER ADS

(50 B shares per ADS)

2w,19,

31

Income before extraordinary item

3,290.31

15,277.87

15,695.59

1.69

Extraordinary item

-

43,456.76

-

-

Net Income Per ADS

3,290.31

58,734.63

15,695.59

1.69

DILUTED EARNINGS PER ADS

2w,19,

20,31

Income before extraordinary item

3,290.31

15,258.66

15,681.59

1.69

Extraordinary item

-

43,402.11

-

-

Net Income Per ADS

3,290.31

58,660.77

15,681.59

1.69

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah)

Year Ended

December 31, 2002 (As Restated – Note 4)

Difference in Value

Difference in

from Restructuring

Transactions

Capital Stock -

Transactions of

of Equity Changes

Retained Earnings

Issued and

Premium on

Entities under

in Associated

Description

Notes

Fully Paid

Capital Stock

Common Control

Companies/Subsidiaries

Appropriated

Unappropriated

Net

Balance as of January 1, 2002 as previously reported

517,750

673,075

4,359,259

284,197

18,471

4,886,951

10,739,703

Adjustment arising from early adoption of SAK 24 (Revised 2004) - net of applicable income tax of Rp75,234

4

-

-

-

-

-

(175,545

)

(175,545)

Balance as of January 1, 2002 as restated

517,750

673,075

4,359,259

284,197

18,471

4,711,406

10,564,158

Gain on sale of investment in PT Pramindo Ikat Nusantara to Telkom which was accounted for under the pooling-of-interests method

2i, 10

-

-

109,184

-

-

-

109,184

Increase in PT Satelit Palapa Indonesia’s difference in transactions of equity changes in a subsidiary arising from the translation of the financial statements of Satelindo

International Finance B.V. from U.S. dollars to rupiah - net of applicable income tax of Rp38

2b

-

-

-

88

-

-

88

Adjustment on difference in value from restructuring transactions of entities under common control of PT Indosatcom Adimarga, a subsidiary, due to adoption of Statement of

Financial Accounting Standards 46, “Accounting for Income Tax”

2t

-

-

(703)

-

-

-

(703

)

Resolution during the Annual Stockholders’ General Meeting on June 20, 2002

Declaration of cash dividend

32

-

-

-

-

-

(581,122

)

(581,122)

Appropriation for reserve fund

32

-

-

-

-

(3,943

)

3,943

-

Net income, as previously reported

-

-

-

-

-

336,252

336,252

Adjustment arising from early adoption of SAK 24 (Revised 2004) – net of applicable income tax of Rp1,911

4

-

-

-

-

-

4,460

4,460

Net income, as restated

-

-

-

-

-

340,712

340,712

Balance as of December 31, 2002 as restated

517,750

673,075

4,467,740

284,285

14,528

4,474,939

10,432,317

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah)

Year Ended December 31, 2003 (As Restated – Note 4)

Difference in Value

Difference in

from Restructuring

Transactions

Difference

Capital Stock -

Transactions of

of Equity Changes

in Foreign

Retained Earnings

Issued and

Premium on

Entities under

in Associated

Stock

Currency

Description

Notes

Fully Paid

Capital Stock

Common Control

Companies/Subsidiaries

Options

Translation

Appropriated

Unappropriated

Net

Balance as of January 1, 2003 as previously reported

517,750

673,075

4,467,740

284,285

-

-

14,528

4,646,024

10,603,402

Adjustment arising from early adoption of SAK 24 (Revised 2004) -

net of applicable income tax of Rp73,323

4

-

-

-

-

-

-

-

(171,085

)

(171,085)

Balance as of January 1, 2003 as restated

517,750

673,075

4,467,740

284,285

-

-

14,528

4,474,939

10,432,317

Gain on sale of investment in PT Pramindo Ikat Nusantara to Telkom which was accounted for under the pooling-of-interests method

2i,10

-

-

32,207

-

-

-

-

-

32,207

Reversal of deferred tax liabilities on difference in

transactions of equity changes in PT Satelit Palapa

Indonesia and PT Bimagraha Telekomindo

as a result of the merger

1e,15

-

-

-

119,917

-

-

-

-

119,917

Proportionate five months’ compensation expense relating to

Employee Stock Option Program (“ESOP”)

2n,20

-

-

-

-

24,809

-

-

-

24,809

Increase in difference in foreign currency translation rising from the translation of the financial statements of Satelindo

International Finance B.V. from U.S. dollars to rupiah -

net of applicable income tax of Rp132

2b

-

-

-

-

-

308

-

-

308

Increase in difference in foreign currency translation rising from the translation of the financial statements of

Indosat Finance Company B.V. from European euro to

rupiah - net of applicable income tax of Rp3

2b

-

-

-

-

-

8

-

-

8

Decrease in PT Satelit Palapa Indonesia’s difference in transactions of equity changes in a subsidiary arising from the translation of the financial statements of Satelindo International

Finance B.V. from U.S. dollars to rupiah - net of applicable income tax of Rp167

2b

-

-

-

(390

)

-

-

-

-

(390

)

Resolution during the Annual Stockholders’ General Meeting

on June 26, 2003

Declaration of cash dividend

32

-

-

-

-

-

-

-

(151,318

)

(151,318)

Appropriation for reserve fund

32

-

-

-

-

-

-

3,362

(3,362

)

-

Adjustment arising from early adoption of SAK 38 (Revised 2004)

4

-

-

(4,499,947)

-

-

-

-

-

(4,499,947

)

Net income, as previously reported

-

-

-

-

-

-

-

1,569,967

1,569,967

•

Adjustment arising from early adoption of SAK 24

(Revised 2004) - net of applicable income tax of Rp5,167

4

-

-

-

-

-

-

-

12,057

12,057

•

Adjustment arising from early adoption of SAK 38 (Revised 2004)

4

-

-

-

-

-

-

-

4,499,947

4,499,947

Net income, as restated

-

-

-

-

-

-

-

6,081,971

6,081,971

Balance as of December 31, 2003 as restated

517,750

673,075

-

403,812

24,809

316

17,890

10,402,230

12,039,882

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of rupiah)

Year Ended December 31, 2004

Difference in Value

Difference in

from Restructuring

Transactions

Difference

Capital Stock -

Transactions of

of Equity Changes

in Foreign

Retained Earnings

Issued and

Premium on

Entities under

in Associated

Stock

Currency

Description

Notes

Fully Paid

Capital Stock

Common Control

Companies/Subsidiaries

Options

Translation

Appropriated

Unappropriated

Net

Balance as of  January 1, 2004 as previously reported

517,750

673,075

4,499,947

403,812

24,809

316

17,890

6,061,311

12,198,910

•

Adjustment arising from early adoption of SAK 24 (Revised 2004) -

net of applicable income tax of Rp68,156

4

-

-

-

-

-

-

-

(159,028

)

(159,028)

•

Adjustment arising from early adoption of SAK 38 (Revised 2004)

4

-

-

(4,499,947)

-

-

-

-

4,499,947

-

Balance as of January 1, 2004 as restated

517,750

673,075

-

403,812

24,809

316

17,890

10,402,230

12,039,882

ESOP:

•

Issuance of capital stock resulting from the

exercise of ESOP Phase I

19

10,781

207,794

-

-

-

-

-

-

218,575

•

Proportionate seven months’ compensation expense relating to

ESOP Phase I and five months’ compensation expense

relating to ESOP Phase II

2n,20

-

-

-

-

95,990

-

-

-

95,990

•

Realization of stock option resulting from the exercise of ESOP

Phase I

2n,20

-

-

-

-

(49,592)

-

-

-

(49,592)

Increase in difference in foreign currency translation rising from the translation of the financial statements of

Indosat Finance Company B.V. from European euro to

rupiah - net of applicable income tax of Rp30

2b

-

-

-

-

-

70

-

-

70

Increase in difference in foreign currency translation rising from the translation of the financial statements of Satelindo

International Finance B.V. from U.S. dollars to rupiah -

net of applicable income tax of Rp18

2b

-

-

-

-

-

43

-

-

43

Resolution during the Annual Stockholders’ General Meeting

on June 22, 2004

Declaration of cash dividend

32

-

-

-

-

-

-

-

(753,584

)

(753,584)

Appropriation for reserve fund

32

-

-

-

-

-

-

15,700

(15,700

)

-

Net income for the year

-

-

-

-

-

-

-

1,633,208

1,633,208

Balance as of December 31, 2004

528,531

880,869

-

403,812

71,207

429

33,590

11,266,154

13,184,592

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars)

2004

Notes

2002

2003

2004

(Note 3)

Rp

Rp

Rp

US$

CASH FLOWS FROM OPERATING

ACTIVITIES

Cash received from:

Customers

6,629,463

8,002,123

10,537,812

1,134,318

Refund of taxes

8

-

-

1,044,853

112,471

Interest income

730,690

146,190

179,374

19,308

Other income - net

-

78,151

309,850

33,353

Cash paid for:

Employees and suppliers

(2,638,905

)

(2,914,426

)

 (4,080,404)

(439,226)

Financing cost

(618,130

)

(790,326

)

(1,077,747

)

(116,011)

Taxes

(3,114,250

)

(1,356,438

)

(683,481

)

(73,572)

Other operating expenses

(198,223

)

(246,060

)

(257,919

)

(27,763)

Other expenses - net

(446,161

)

-

-

-

Net Cash Provided by Operating

Activities

344,484

2,919,214

5,972,338

642,878

CASH FLOWS FROM INVESTING

ACTIVITIES

Proceeds from sale of investments

9,10

80,646

185,992

698,751

75,215

Proceeds from sale of short-term

investment

-

51,880

141,580

15,240

Interest income from interest rate

swap contracts

33g,33h,33i,

33j,33k

-

-

34,143

3,675

Proceeds from sale of property

and equipment

11

3,412

6,147

18,490

1,990

Acquisitions of property and

equipment

11

(3,468,274

)

(3,967,014

)

(5,238,331

)

(563,868)

Additional advances for purchase of

property and equipment

-

(32,028

)

(196,972

)

(21,202)

Increase in restricted cash and

cash equivalents

-

-

(81,287

)

(8,750)

Purchase of short-term investments

(67,625

)

(65,437

)

(77,677

)

(8,361)

Swap cost from cross currency

swap contracts

33a,33b,

33c,33d,

33e,33f

-

-

(31,274

)

(3,366)

Proceeds from sale of investment -

net of acquisition of

investments under

cross-ownership transactions

2,255,129

-

-

-

Proceeds from the exercise of

derivative instruments

36,984

-

-

-

Acquisition of 25% equity interest in

PT Satelit Palapa Indonesia

1d

(2,824,250

)

-

-

-

Net Cash Used in Investing Activities

(3,983,978

)

(3,820,460

)

(4,732,577

)

(509,427)

CASH FLOWS FROM FINANCING

ACTIVITIES

Proceeds from exercise of ESOP

Phase I

-

-

148,993

16,038

Proceeds from long-term debts

3,784,065

2,327,861

96,200

10,355

Decrease (increase) in restricted

cash and cash equivalents

(151,166

)

193,956

12,542

1,350

Repayment of long-term debts

(2,388,960

)

(3,058,203

)

(1,251,580

)

(134,723)

Cash dividend paid

32

(581,122

)

(151,318

)

(753,584

)

(81,118)

Repayment of short-term loans

(446,525

)

(224,934

)

(8,255

)

(888)

Proceeds from bonds payable

18

1,250,000

5,018,065

-

-

Proceeds from short-term loans

665,284

18,074

-

-

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars)

2004

Notes

2002

2003

2004

(Note 3)

Rp

Rp

Rp

US$

Repayment of bonds payable

(299,968

)

(1,544,507

)

-

-

Net Cash Provided by (Used in)

Financing Activities

1,831,608

2,578,994

(1,755,684

)

(188,986)

NET INCREASE (DECREASE) IN

CASH AND CASH EQUIVALENTS

(1,807,886

)

1,677,748

(515,923

)

(55,535)

CASH AND CASH EQUIVALENTS

AT BEGINNING OF YEAR

4,637,796

2,831,760

4,509,508

485,415

BEGINNING BALANCE OF CASH

AND CASH EQUIVALENTS FROM

NEW SUBSIDIARIES ACQUIRED

1,850

-

-

-

CASH AND CASH EQUIVALENTS

AT END OF YEAR

5

2,831,760

4,509,508

3,993,585

429,880

DETAILS OF CASH AND CASH

EQUIVALENTS:

Cash on hand and in banks

430,480

211,922

170,498

18,353

Time deposits with original maturities

of three months or less

2,401,280

4,297,586

3,823,087

411,527

Cash and cash equivalents as stated

in the consolidated balance sheets

2,831,760

4,509,508

3,993,585

429,880

SUPPLEMENTAL CASH FLOW

INFORMATION:

Transactions not affecting cash flows:

Acquisitions of property and

equipment on account

credited to procurement

payable

-

292,845

672,328

72,371

Premium on capital stock

-

-

49,592

5,338

Stock options

-

24,809

46,398

4,994

Bonus retained for exercise

of ESOP Phase I

-

-

19,990

2,152

Realized gain on difference in

value from restructuring

transactions of entities

under common control

4

-

4,499,947

-

-

Reversal of deferred tax liabilities

relating to the merger

transaction credited to:

Income tax benefit - deferred

-

1,142,293

-

-

Goodwill

-

382,403

-

-

Difference in transactions of

equity changes in

associated companies/

subsidiaries

88

119,527

-

-

Dividend distribution in the form

of convertible bonds/limited

bonds

6,106

30,436

-

-

Difference in value from

restructuring transactions

of entities under common

control

29,407

-

-

-

Assets and liabilities held by

     subsidiaries at the time of

     equity acquisitions

Current assets

2,668

-

-

-

Non-current assets

6,341

-

-

-

Current liabilities

(5,917

)

-

-

-

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

 AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

1.

GENERAL

a.

Company’s Establishment

PT Indosat Tbk (formerly PT Indonesian Satellite Corporation Tbk) (“the Company”) was established in the Republic of Indonesia on November 10, 1967 within the framework of the Indonesian Foreign Investment Law No. 1 of 1967 based on the notarial deed No. 55 of Mohamad Said Tadjoedin, S.H. The deed of establishment was published in Supplement No. 24 of State Gazette No. 26 dated March 29, 1968 of the Republic of Indonesia. In 1980, the Company was sold to the Government of the Republic of Indonesia and became a State-Owned Company (Persero).

On February 7, 2003, the Company received the approval from the Investment Coordinating Board (BKPM) in its Letter No. 14/V/PMA/2003 for the change of its legal status from a State-Owned Company (Persero) into a Foreign Capital Investment Company. Subsequently, on March 21, 2003, the Company received the approval from the Ministry of Justice and Human Rights of the Republic of Indonesia on the amendment of its articles of association to reflect the change of its legal status.

The Company’s articles of association has been amended from time to time. The latest amendment was covered by notarial deed No. 145 dated September 30, 2004 of Aulia
Taufani, S.H. (as a substitute notary of Sutjipto, S.H.) concerning, among others, the change of the Company’s name from PT Indonesian Satellite Corporation Tbk to become PT Indosat Tbk. The latest amendment of the Company’s articles of association has been approved by the Ministry of Justice and Human Rights of the Republic of Indonesia based on its letter
No. C-29270 HT.01.04.TH 2004 dated December 2, 2004.

According to article 3 of its articles of association, the Company shall engage in providing telecommunications networks and/or services as well as informatics business by conducting the following activities:

•

Provision of telecommunications networks and/or services and informatics business

•

Planning of services, construction of infrastructure and provision of telecommunications and informatics business facilities, including supporting resources

•

Carrying out operational services (comprising the marketing and sale of telecommunications networks and/or services and informatics business provided by the Company), maintenance, research and development of telecommunications and informatics business infrastructure and/or facilities, and providing education and training both locally and overseas

•

Engaging in services which are relevant to the development of telecommunications networks and/or services and informatics business.

The Company started its commercial operations in 1969.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

1.

GENERAL (continued)

a.

Company’s Establishment (continued)

Based on Law No. 3 of 1989 on telecommunications and pursuant to Government Regulation No. 77 of 1991, the Company has been confirmed as an international telecommunications service provider.

In 1999, the Government issued Law No. 36 on telecommunications (“Telecommunications Law”) which took effect starting on September 8, 2000. Under the Law, telecommunications activities cover:

•

Telecommunications networks

•

Telecommunications services

•

Special telecommunications services.

National state-owned companies, regional state-owned companies, privately owned companies and cooperatives are allowed to provide telecommunications networks and services. Individuals, government institutions and legal entities, other than telecommunications networks and service providers, are allowed to render special telecommunications services.

The telecommunications Law prohibits activities that result in monopolistic practices and unhealthy competition, and expects to pave the way for market liberalization.

On August 14, 2000, the Government of the Republic of Indonesia, through the Ministry of Communications, granted the Company an in-principle license as a nationwide Digital Communication System (“DCS”) 1800 telecommunications provider as compensation for the early termination effective August 1, 2003 of the rights on international telecommunications services given to the Company prior to the granting of such license. On August 23, 2001, the Company obtained the operating license from the Ministry of Communications. Subsequently, based on Decree No. KP. 247 dated November 6, 2001 issued by the Ministry of Communications, the operating license was transferred to the Company’s subsidiary, PT Indosat Multi Media Mobile (see “d” below).

On September 7, 2000, the Government of the Republic of Indonesia, through the Ministry of Communications, also granted the Company in-principle licenses for local and domestic long-distance telecommunications services as compensation for the termination of its rights on international telecommunications services. On the other hand, Telkom was granted an in-principle license for international telecommunications services as compensation for the early termination of Telkom’s right on local and domestic long-distance telecommunications services.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

1.

GENERAL (continued)

a.

Company’s Establishment (continued)

Based on a letter dated August 1, 2002 from the Ministry of Communications, the Company was granted an operating license for fixed local telecommunication network covering Jakarta and Surabaya. This operating license was converted to become a national license on April 17, 2003 based on Decree No. KP.130 Year 2003 of the Ministry of Communications. The values of the above licenses granted to Telkom and the Company on the termination of their exclusive rights on local/domestic and international telecommunications services, respectively, have been determined by an independent appraiser.

Based on Article IX of a Shares Purchase Agreement dated December 15, 2002 between the Government of the Republic of Indonesia and Indonesia Communications Limited (“ICL”) (Note 19), the Government agreed to undertake and covenant with ICL that it shall pay on behalf of the Company any liability, amount or claim required to be paid or suffered by the Company in relation to the surrender of above exclusivity rights.

On June 28, 2001, the Government of the Republic of Indonesia, through the Directorate General of Post and Telecommunications, granted the Company an in-principle license for Voice over Internet Protocol (“VoIP”) service. On April 26, 2002, the Company was granted an operating license for VoIP with national coverage. The Company’s operating license for VoIP will be evaluated every 5 years from the date of issuance.

On March 15, 2004, the Government of the Republic of Indonesia, through the Ministry of Communications, granted the Company an operating license for nationwide closed fixed communications network (e.g. VSAT, frame relay, etc) and GSM cellular mobile network (including its basic telephony services). Subsequently, on May 21, 2004, the Government, through the Ministry of Communications, also granted the Company an operating license for fixed network and basic telephony services which covers the provision of local, national long-distance, and international long-distance telephony services. The licenses granted are subject to certain minimum development and operating performance requirements. These aforementioned licenses replaced the various licenses and rights previously granted to the Company by the Government.

The Company is domiciled at Jalan Medan Merdeka Barat No. 21, Jakarta and has international gateways located in Jakarta, Medan, Batam, Surabaya and Denpasar.

b.

Company’s Public Offerings

All of the Company’s B shares have been registered with and traded on the Jakarta Stock Exchange and Surabaya Stock Exchange since 1994. The Company’s American Depositary Shares [ADS, each representing 50 B shares (as restated)] have also been traded on the New York Stock Exchange since 1994.

c.

Employees, Directors and Commissioners

Based on a resolution at each of the (i) Stockholders’ Extraordinary Meeting held on December 27, 2002 which is notarized under Deed No. 41 of Rini Yulianti, S.H. (as a substitute notary of Poerbaningsih Adi Warsito, S.H.) on the same date and (ii) Annual Stockholders’ General Meeting held on June 22, 2004 which is notarized under Deed No. 124 of Aulia Taufani, S.H. (as a substitute notary of Sutjipto, S.H.) on the same date, the composition of the Company’s Board of Commissioners as of December 31, 2002, 2003 and 2004 is as follows:

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

1.

GENERAL (continued)

c.

Employees, Directors and Commissioners (continued)

2002 and 2003

2004

President Commissioner

Peter Seah Lim Huat

Peter Seah Lim Huat

Commissioner

Lee Theng Kiat

Lee Theng Kiat

Commissioner

Sio Tat Hiang

Sio Tat Hiang

Commissioner

Lim Ah Doo *

Lim Ah Doo *

Commissioner

Sum Soon Lim

Sum Soon Lim

Commissioner

Roes Aryawijaya

Roes Aryawijaya

Commissioner

Umar Rusdi

Umar Rusdi

Commissioner

Achmad Rivai *

Eva Riyanti Hutapea *

Commissioner

Soebagijo Soemodihardjo *

Mohammad Ikhsan *

* Independent Commissioner

Based on a resolution at each of the (i) Stockholders’ Extraordinary Meeting held on December 27, 2002 which is notarized under Deed No. 41 of Rini Yulianti, S.H. (as a substitute notary of Poerbaningsih Adi Warsito, S.H.) on the same date,  (ii) Annual Stockholders’ General Meeting held on June 26, 2003 which is notarized under Deed No. 89 of Poerbaningsih Adi Warsito, S.H. on the same date and (iii) Stockholders’ Extraordinary Meeting held on
September 30, 2004 which is notarized under Deed No. 144 of Aulia Taufani, S.H. (as a substitute notary of Sutjipto, S.H.) on the same date, the composition of the Company’s Board of Directors as of December 31, 2002, 2003 and 2004 is as follows:

2002

2003

2004

President Director

Widya Purnama

Widya Purnama

-

Deputy President Director

Ng Eng Ho

Ng Eng Ho

Ng Eng Ho

Business Development

Director

Raymond Tan

Wityasmoro Sih

Wityasmoro Sih

    Kim Meng

    Handayanto

    Handayanto

Cellular Marketing Director

Hasnul Suhaimi

Hasnul Suhaimi

Hasnul Suhaimi

Fixed Telecom and

MIDI Director

-

Wahyu Wijayadi

Wahyu Wijayadi

Finance Director

Nicholas Tan

Nicholas Tan

Wong Heang Tuck

  Kok Peng

 Kok Peng

Corporate Services Director

-

Sutrisman

Sutrisman

Operation and Quality

Improvement Director

-

-

Raymond Tan

     Kim Meng

Information Technology Director

-

-

Joseph Chan

      Lam Seng

Fixed Telecom Director

Emil Soedarmo

-

-

MIDI Director

Junino Jahja

-

-

Network Infrastructure Director

Wityasmoro Sih

-

-

   Handayanto

Network Integration Director

Joseph Chan

-

-

   Lam Seng

The Company and its subsidiaries (collectively referred to hereafter as “the Companies”) have approximately 5,980, 6,330 and 7,820 employees, including non-permanent employees, as of December 31, 2002, 2003 and 2004, respectively.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

1.

GENERAL (continued)

d.

Structure of the Company’s Subsidiaries

The Company has direct and indirect equity ownership in the following subsidiaries:

Start of

Percentage of Ownership (%)

Commercial

Name of Subsidiary

Location

 Principal Activity

Operations

2002

2003

2004

Indosat Finance Company B.V.

Amsterdam

Finance

2003

-

100.00

100.00

PT Satelit Palapa Indonesia*

Jakarta

Telecommunication

1993

100.00

-

-

Satelindo International Finance B.V.

Amsterdam

Finance

1996

100.00

100.00

100.00

PT Satelindo Multi Media

Jakarta

Multimedia

1999

99.60

99.60

99.60

PT Indosat Multi Media Mobile*

Jakarta

Telecommunication

2001

99.94

-

-

PT Bimagraha Telekomindo*

Jakarta

Holding Company

1992

100.00

-

-

PT Aplikanusa Lintasarta

Jakarta

Data Communication

1989

69.46

69.46

69.46

PT Artajasa Pembayaran Elektronis

Jakarta

Telecommunication

2000

45.15

45.15

45.15

PT Indosat Mega Media

Jakarta

Multimedia

2001

99.84

99.85

99.85

PT Sisindosat Lintasbuana

Jakarta

Information Technology

1990

96.87

96.87

96.87

PT Asitelindo Data Buana

Jakarta

Multimedia

1997

49.40

49.40

49.40

PT Indosatcom Adimarga**

Jakarta

Telecommunication

2000

100.00

-

-

Total Assets

(Before Eliminations)

Name of Subsidiary

2002

2003

2004

Indosat Finance Company B.V.

-

2,569,853

2,820,797

PT Satelit Palapa Indonesia*

7,356,377

-

-

Satelindo International Finance B.V.

1,626,937

6,791

8,002

PT Satelindo Multi Media

11,961

10,699

11,187

PT Indosat Multi Media Mobile*

3,374,847

-

-

PT Bimagraha Telekomindo*

843,627

-

-

PT Aplikanusa Lintasarta

603,858

644,997

798,273

PT Artajasa Pembayaran Elektronis

59,714

60,218

73,964

PT Indosat Mega Media

315,233

372,339

450,288

PT Sisindosat Lintasbuana

130,656

162,305

159,230

PT Asitelindo Data Buana

9,822

9,822

9,822

PT Indosatcom Adimarga**

7,055

-

-

*

merged with the Company in 2003

**

merged with IMM in 2003

Indosat Finance Company B.V. (“IFB”)

IFB was incorporated in Amsterdam (The Netherlands) on October 13, 2003. IFB is a financing company that only facilitates the Company’s borrowings from third parties and is not involved in any other activity. In October 2003, IFB issued guaranteed notes which are due in 2010 (Note 18).

PT Satelit Palapa Indonesia (“Satelindo”)

Satelindo is engaged in providing Global System for Mobile Communication (“GSM”) telecommunication services and international telecommunication facilities and services, satellite communications, satellite transmission, consultancy, tracking, telemetry and command of satellite launch, and repair and maintenance of satellite transmission facilities. The Company’s initial investment representing 10% equity interest in Satelindo was made in 1993. In 1995, Satelindo issued 33,333,334 new shares (representing 25% equity interest) with a nominal value of Rp1,000 per share to Deutsche Telekom Mobilfunk GmbH (“DeTeMobil”), a subsidiary of Deutsche Telekom AG, for Rp1,300,334 (US$586,000). The issuance of the new shares decreased the Company’s equity interest in Satelindo to 7.5%. In 1999, DeTeMobil transferred its equity interest in Satelindo to DeTeAsia Holding GmbH (“DeTeAsia”), another wholly owned subsidiary of Deutsche Telekom AG.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

1.

GENERAL (continued)

d.

Structure of the Company’s Subsidiaries (continued)

 PT Satelit Palapa Indonesia (“Satelindo”) (continued)

On May 16, 2001, the Company acquired the 22.5% equity interest of Telkom in Satelindo. On May 31, 2001, the Company also acquired 100% equity interest in PT Bimagraha Telekomindo from its stockholders. PT Bimagraha Telekomindo had 45% equity interest in Satelindo.
As a result of these transactions, the Company’s total equity interest in Satelindo increased to 75% effective May 31, 2001.

On May 20, 2002, the Company entered into a sale and purchase of shares agreement (“SPA”) with DeTeAsia, which owned 33,333,334 shares constituting 25% of the issued and fully paid capital stock of Satelindo, for a total consideration of US$325,000 (equivalent to Rp2,824,250). After the purchase of these shares from DeTeAsia, which transaction was closed on June 28, 2002, the Company became the owner, directly and indirectly, of 100% of the issued and fully paid capital stock of Satelindo. Goodwill arising from this transaction amounted to Rp2,151,027. This transaction was approved by the Company’s stockholders at the Stockholders’ Extraordinary Meeting held on June 20, 2002.

Based on the assessment made by independent valuers in their report dated May 15, 2002, they opined that the acquisition price of Satelindo from DeTeAsia was fair and reasonable.
The independent assessment was made in accordance with the Indonesian Capital Market Supervisory Agency (“BAPEPAM”) Regulation No. IX.E.2, “Material Transactions and Changes in Core Business Activities” dated February 20, 2001.

On July 25, 2002, the Company made a capital injection to Satelindo amounting to US$75,000, from the proceeds of a loan obtained from PT Bank Central Asia Tbk (“BCA” - Note 17).
The injection increased the Company’s direct equity interest from 55% to 57.45%.

Shares of Satelindo were pledged as collateral for a long-term loan obtained by the Company from BCA (Note 17).

On October 21, 2003, the Company made a capital injection to Satelindo amounting to US$270,000 and Rp482,000, from the proceeds of Third Indosat Bonds in Year 2003 with Fixed Rate (“Third Indosat Bond” - Note 18). The injection increased the Company’s direct equity interest in Satelindo from 57.45% to 97.92%.

Satelindo used the proceeds from the Company’s capital contribution to repay its debts (Note 17 and see below - SIB).

On November 20, 2003, Satelindo merged with the Company (Note 1e).

Satelindo had 100% equity interest in Satelindo International Finance B.V. and 99.6% equity interest in PT Satelindo Multi Media (formerly PT Nusa Era Persada Jaya) at the time of the merger. After the merger, Satelindo International Finance B.V. and PT Satelindo Multi Media became direct subsidiaries of the Company.

Satelindo International Finance B.V. (“SIB”)

SIB was incorporated in Amsterdam (The Netherlands) in 1996. SIB is a financing company that only facilitates Satelindo’s borrowings from third parties and is not involved in any other activity. On May 30, 2000, SIB issued Guaranteed Floating Rate Bonds. On October 31, 2003, Satelindo repaid its borrowings from SIB by using the proceeds from the Company’s capital contributions (Note 18). Following such repayment of all borrowings, this company now is in the process of voluntary liquidation.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

1.

GENERAL (continued)

d.

Structure of the Company’s Subsidiaries (continued)

PT Satelindo Multi Media (“SMM”)

SMM was established in 1999 to engage in various activities including telecommunications services. SMM has a preliminary license to operate as a multimedia service provider and a license to operate as an internet service provider.

PT Indosat Multi Media Mobile (“IM3”)

IM3, which was established in July 2001, was engaged in providing DCS-1800 mobile cellular services. The Company paid to IM3 its capital contribution amounting to Rp1,728,278 in 2001 which represented 99.94% equity interest in IM3.

In November 2001, the Company transferred to IM3 all of the Company’s rights and obligations related to its agreements with third parties (vendors/contractors) regarding the procurement of property and equipment, Subscriber Identification Module (“SIM”) card, pulse reload voucher, etc., which agreements were made when IM3 was not yet established and was still part of the Company under its Mobile Division.

Based on a Shares Transfer Agreement dated August 22, 2003, Koperasi Pegawai Indosat (“Kopindosat”), as the minority shareholder of IM3, sold all of its shares in IM3 to the Company, thereby making the Company the sole stockholder of IM3.

On November 20, 2003, IM3 merged with the Company (Note 1e).

PT Bimagraha Telekomindo (“Bimagraha”)

On May 31, 2001, the Company consummated the acquisition of 100% equity interest in Bimagraha from its shareholders for US$248,273 and Rp1,421,686. This transaction was accounted for using the purchase method. The goodwill arising from this transaction amounted to Rp3,139,837. On May 31, 2001, Bimagraha had 45% equity interest in Satelindo.

Bimagraha was a non-operating holding company which had equity investment only in Satelindo. On July 25, 2002, the Company made a capital injection to Satelindo, which decreased Bimagraha’s equity interest in Satelindo from 45% to 42.55%. On October 21, 2003, the Company made a capital injection to Satelindo, which decreased Bimagraha’s equity interest in Satelindo from 42.55% to 2.08% (see ”Satelindo” above).

On November 20, 2003, Bimagraha merged with the Company (Note 1e).

PT Aplikanusa Lintasarta (“Lintasarta”)

Lintasarta is engaged in system data communications services, network applications services which include providing physical infrastructure and software application, and consultation services in data communications and information system for banking and other industries. The Company’s initial investment in Lintasarta was made in 1988.

On May 16, 2001, the Company acquired Telkom’s 37.21% equity interest in Lintasarta and increased the Company’s total equity interest in Lintasarta from 32.25% to 69.46%.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

1.

GENERAL (continued)

d.

Structure of the Company’s Subsidiaries (continued)

 PT Artajasa Pembayaran Elektronis (“APE”)

APE is engaged in telecommunication and information services.

On January 2, 2002, Lintasarta entered into several transfer agreements with APE whereby Lintasarta agreed to transfer certain assets consisting of property and equipment, rights of use of data communication equipment and application services, with a total value of Rp30,286 in exchange for APE’s shares of stock that increased Lintasarta’s equity interest in APE from 40% to 65%.

PT Indosat Mega Media (“IMM”)

IMM is engaged in providing multimedia services and creating multimedia products and programs.

PT Sisindosat Lintasbuana (“Sisindosat”)

Sisindosat is engaged in providing information technology and computer services and other related services, and acts as an agent for computer software and hardware products.
The Company has 95.64% equity interest in Sisindosat, which has 51% equity interest in PT Asitelindo Data Buana.

On November 5, 2002, the Company converted its receivable from Sisindosat amounting to Rp42,692 to become an additional issued and fully paid capital in Sisindosat. This transaction increased the Company’s equity interest from 95.64% to 96.87%.

On December 17, 2004, the Company entered into a Conditional Sale and Purchase Agreement (“CSPA”), whereby the Company agreed to sell its 96.87% equity interest in Sisindosat to PT Aneka Spring Telekomindo (“Astel”) for Rp40,000. As of December 31, 2004, the transaction has not yet been closed (Note 42a).

PT Asitelindo Data Buana (“Asiatel”)

Asiatel is engaged in audio-text services and providing hardware/software for telecommunications services.

e.

Merger of the Company, Satelindo, Bimagraha and IM3

Based on Merger Deed No. 57 dated November 20, 2003 (“merger date”) of Poerbaningsih Adi Warsito, S.H., the Company, Satelindo, Bimagraha and IM3 agreed to merge, with the Company as the surviving entity. All assets and liabilities owned by Satelindo, Bimagraha and IM3 were transferred to the Company on the merger date. These three companies were dissolved by operation of law without the need to undergo the regular liquidation process.

The names “Satelindo” and “IM3” in the following notes refer to these entities before they were merged with the Company, or as the entities that entered into contractual agreements that were taken over by the Company as a result of the merger.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies adopted by the Company conform with generally accepted accounting principles in Indonesia (“Indonesian GAAP”). The significant accounting principles applied consistently in the preparation of the consolidated financial statements for the years ended     December 31, 2002, 2003 and 2004 are as follows:

a.

Basis of Consolidated Financial Statements

The consolidated financial statements are presented using the historical cost basis of accounting, except for swap contracts which are stated at fair value and certain investments which are stated at fair value or net assets value.

The consolidated statements of cash flows classify cash receipts and payments into operating, investing and financing activities. The cash flows from operating activities are presented using the direct method.

The reporting currency used in the consolidated financial statements is the Indonesian rupiah.

b.

Principles of Consolidation

The consolidated financial statements include the Company’s accounts and those of its subsidiaries as follows:

Equity Interest (%)

2002

2003

2004

IFB

-

100.00

100.00

Satelindo

•

Direct

57.45

-

*

           -

  *

•

Indirect through Bimagraha

42.55

-

*

-

*

Bimagraha

100.00

-

*

-

*

SIB

•

Direct

-

100.00

100.00

•

Indirect through Satelindo

57.45

-

*

-

*

•

Indirect through Bimagraha

42.55

-

*

-

*

SMM

•

Direct

-

99.60

99.60

•

Indirect through Satelindo

57.22

-

*

-

*

•

Indirect through Bimagraha

42.38

-

*

-

*

Lintasarta

69.46

69.46

69.46

Sisindosat

96.87

96.87

96.87

IMM

99.84

99.85

         99.85

Indosatcom

100.00

-

**

-

**

IM3

99.94

-

  *

-

*

*   merged with the Company in 2003

**  merged with IMM in 2003

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

b.

Principles of Consolidation (continued)

The consolidated financial statements also include the accounts of APE (Lintasarta’s 65%-owned subsidiary) and Asiatel (Sisindosat’s 51%-owned subsidiary).

Effective May 31, 2001, the net assets of Satelindo and its subsidiaries (SIB and SMM) were consolidated as a result of the Company’s effective equity interest of 75% of Satelindo.

The accounts of APE and Asiatel were consolidated because their financial and operating policies are controlled by Lintasarta and Sisindosat, respectively.

The accounts of IFB and SIB were translated into rupiah amounts at the middle rate of exchange prevailing at balance sheet date for balance sheet accounts and the average rate during the period for profit and loss accounts. The resulting differences arising from the translations of the financial statements of IFB and SIB are presented as part of “Difference in Foreign Currency Translation” under the Stockholders’ Equity section of the consolidated balance sheets.

Minority interest in Subsidiaries represents the minority stockholders’ proportionate share in the equity of the Subsidiaries which are not wholly owned. All significant inter-company transactions and balances are eliminated in consolidation.

c.

Accounting for Acquired Businesses

Prior to 2004, for acquisitions accounted for under the pooling-of-interests method, the historical carrying amounts of the net equities of the entities acquired are combined, as if they are a single entity for all periods presented, in accordance with Statement of Financial Accounting Standards (“SAK”) 38, “Accounting for Restructuring Transactions of Entities under Common Control”.
The difference between the net consideration paid or received and book values, net of applicable income tax, is shown under Stockholders’ Equity as “Difference in Value from Restructuring Transactions of Entities under Common Control”. This account shall not change as a result of subsequent transfer of assets, liabilities, shares or other instruments of ownership to another entity not under common control.

In 2004, the Company early adopted SAK 38 (Revised 2004) which is effective starting
January 1, 2005 but encourages early adoption. Based on SAK 38 (Revised 2004), the balance of “Difference in Value from Restructuring Transactions of Entities under Common Control” can be realized to gain or loss from the time the common control no longer exists between the entities that entered into the transaction (Note 4).

For acquisitions accounted for under the purchase method, the excess of the acquisition cost over the fair values of the identifiable net assets acquired at the date of acquisition is recognized as goodwill.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

d.

Cash and Cash Equivalents

Time deposits with original maturities of three months or less at the time of placement or purchase are considered as “Cash Equivalents”.

Cash and cash equivalents which are pledged as collateral for long-term debts, letter of credit facilities and bank guarantees are not classified as part of Cash and Cash Equivalents. These are presented as part of either Other Current Assets or Non-current Assets - Others.

e.

Short-term Investments

Short-term investments consist of:

•

Investment in debt securities

Investment in debt securities which are classified as available-for-sale are recorded at fair value in accordance with SAK 50, “Accounting for Investments in Certain Securities”. Any unrealized gain (loss) at balance sheet date is credited (charged) to “Unrealized Holding Gain (Loss) on Marketable Securities” which is a component of Stockholders’ Equity and will be recognized as income or loss upon realization.

•

Mutual funds

Mutual funds which are classified as trading security under SAK 50 are stated at their net assets value at balance sheet date. Unrealized gains or losses from the changes in net assets value at balance sheet date are credited or charged to current operations.

•

Time deposits with original maturities of more than three months at the time of placement or purchase.

The time deposits are recorded at historical value.

f.

Allowance for Doubtful Accounts

Allowance for doubtful accounts is provided based on management's evaluation of the collectibility of the accounts at the end of the year.

g.

Inventories

Inventories, which mainly consist of starter packs and pulse reload vouchers, are valued at the lower of cost or net realizable value. Cost is determined by the moving-average method.

h.

Prepaid Expenses

Prepaid expenses, mainly salaries, rental and insurance, are expensed as the related asset is utilized. The non-current portion of prepaid expenses is shown as part of “Non-current Assets - Others”.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

i.

Investments

Investments consist of:

•

Investments in associated companies

Investments in shares of stock wherein the Companies have an equity interest of at least 20% but not exceeding 50% are accounted for under the equity method, whereby the investment cost is increased or decreased by the Companies’ share of the net earnings or losses of the investees since the date of acquisition and decreased by dividends received. Equity in net earnings (losses) is being adjusted for the straight-line amortization, over five years, of the difference between the cost of such investment and the Companies’ proportionate share in the underlying fair value of the net assets at date of acquisition (goodwill).

If the Companies’ share in the equity of an investee, subsequent to transactions resulting in a change in the equity of the investee, is different from the Companies’ share in the equity of the investee prior to such transactions, the difference is recognized by a credit or charge to “Difference in Transactions of Equity Changes in Associated Companies/Subsidiaries”, net of applicable income tax, after adjusting their equity in the investee to conform with their accounting policies.

•

Investments in shares of stock that do not have readily determinable fair value in which the equity interest is less than 20%, and other long-term investments are carried at cost.

•

Investments in equity shares that have readily determinable fair value which are classified as available-for-sale are recorded at fair value, in accordance with SAK 50.

•

Investments in bonds which are classified as held-to-maturity securities are recorded at cost, adjusted for amortization of premium or accretion of discount to maturity.

j.

Property and Equipment

Property and equipment are stated at cost (which includes capitalization of certain borrowing cost incurred during the construction phase), less accumulated depreciation and impairment in value. Depreciation of property and equipment is computed using the straight-line method based on the estimated useful lives of the assets as follows:

Years

Buildings

3 to 20

Submarine cables

15

Earth stations

15

Inland link

15

Switching equipment

15

Telecommunications peripherals

5

Information technology equipment

5 to 10

Office equipment

3 to 6

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

j.

Property and Equipment (continued)

Years

Building and leasehold improvements

5

Vehicles

5

Cellular technical equipment

Base station subsystem

5 to 15

Network switching subsystem

5 to 10

Operating support subsystem

5

Satellite technical equipment

Satellites

12

Master control station

15

Customer premises equipment

15

Transmission and cross-connection equipment

Transmission equipment

5 to 24

Cross-connection equipment

8 to 10

Fixed wireless access technical equipment

Base station subsystem

8

Landrights are stated at cost.

The cost of maintenance and repairs is charged to income as incurred; significant renewals and betterment are capitalized. When properties are retired or otherwise disposed of, their carrying values and the related accumulated depreciation are removed from the accounts, and any resulting gains or losses are reflected in income for the year.

Properties under construction and installation are stated at cost and consist of cellular technical equipment, fixed wireless access technical equipment, building and leasehold improvements, inland link, information technology equipment, telecommunications peripherals, building, satellite technical equipment, submarine cables, switching equipment, transmission and cross-connection equipment, and other equipment under installation.

All borrowing costs, which include interest and foreign exchange differentials that can be attributed to qualifying assets, are capitalized to the cost of properties under construction and installation. Capitalization of borrowing costs ceases when the construction or installation is completed and the constructed or installed asset is ready for its intended use.

k.

Impairment of Assets Value

In accordance with SAK 48, “Impairment of Assets Value”, the Companies review whether there is an indication of assets impairment at balance sheet date. If there is an indication of assets impairment, the Companies estimate the recoverable amount of the assets. Impairment loss is recognized as a charge to current operations.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

l.

Goodwill and Other Intangible Assets

At the time the Company acquires a subsidiary which is not an entity under common control, any excess of the acquisition cost over the Company’s interest in the fair value of the subsidiary’s identifiable assets, net of liabilities, as of acquisition date is recognized as goodwill. Up to December 31, 2002, goodwill had been amortized using the straight-line method over five years. Starting January 1, 2003, the Company changed its goodwill amortization period to become fifteen years based on management’s evaluation of the cellular business. In relation to this evaluation, management utilized the assessment from an independent valuer.

The Companies review the carrying amount of goodwill whenever events or circumstances indicate that its value is impaired. Impairment loss is recognized as a charge to current operations.

At the time of acquisition of a subsidiary, any intangible assets recognized are amortized using the straight-line method based on the estimated useful lives of the assets as follows:

Years

Brand

8

Customer base

- Prepaid

6

- Post-paid

5

Spectrum license

5

m.

Bonds/Debt Issuance Cost

Expenses incurred in connection with the issuance of bonds/debt are deducted from the proceeds thereof. The difference between the net proceeds and the nominal value of the bonds/debt is recognized as premium or discount that should be amortized over the term of the bonds/debt.

n.

Stock-based Compensation

In accordance with SAK 53, “Accounting for Stock-based Compensation”, compensation expenses are accrued during the vesting period based on the fair values of all stock options as of the grant date.

o.

Revenue and Expense Recognition

Fixed Telecommunication - International Calls

Revenues from services are accounted for on the accrual basis. At the end of each year, income from outgoing international call  traffic is recognized on the basis of the actual recorded traffic for the year. Income from international call traffic from overseas international carriers, for which statements have not been received, is estimated based on historical data.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

o.

Revenue and Expense Recognition (continued)

Fixed Telecommunication - International Calls (continued)

Operating revenues for interconnection services under interconnection agreements based on revenue-sharing arrangement (Note 38) are reported on a net basis, after interconnection expenses and after allocations to overseas international carriers. Operating revenues for interconnections that are not made under contractual sharing agreements, i.e. based on tariff as stipulated by the Government (Note 37), are reported on a gross basis, before interconnection expenses/charges (Note 25) but net of allocations to overseas international carriers. These interconnection expenses/charges are accounted for as operating expenses in the period these are incurred.

Cellular

Cellular revenues arising from airtime and roaming calls are recognized based on the duration of successful calls made through the Company’s cellular network.

For post-paid subscribers, activation fees are recognized upon activation of new subscribers in the Company’s cellular network while monthly service fees are recognized as the service is provided.

For prepaid customers, the activation component of starter package sales is recognized upon delivery to dealers or direct sale to end-customers. Sales of initial/reload vouchers are recorded as unearned revenue and recognized as revenue upon usage of the airtime or upon expiration of the airtime.

Revenues from interconnection fees with operators (usage revenues) are recognized monthly on the basis of the actual recorded traffic for the month.

MIDI

Satellite Lease

Revenues are recognized on a straight-line basis over the lease term.

Frame Net, World Link and Direct Link

Revenues arising from installation service are recognized upon the completion of the installation of equipment used for network connection purposes in the customers’ premises. Revenues from monthly service fees are recognized as the services are provided.

Revenues from other MIDI services are recognized when the services are rendered.

Other Services

Revenues from other services are recognized when the services are rendered.

Expenses

Expenses are recognized when incurred (accrual basis).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

p.

Personnel Costs

Personnel costs which are directly related to the development, construction and installation of property and equipment are capitalized as part of the cost of such assets.

q.

Pension Plan and Employee Benefits

Prior to 2004, pension costs are accounted for on a basis consistent with SAK 24, “Accounting for Pension Benefit Costs”. Under the defined benefit pension plan, the pension costs are determined by periodic actuarial calculation using the projected-unit-credit method and applying the assumptions on discount rate, expected return on plan assets and annual rate of increase in compensation. The prior service cost is recognized over the estimated average remaining service periods of the employees. For defined contribution pension plans, the contributions are made by the employees in amounts ranging from 10% - 20% of the employees’ monthly basic salaries.

In accordance with the application of SAK 57, “Estimated Liabilities, Contingent Liabilities and Contingent Assets”, up to December 31, 2002, the Companies recognized a provision for termination, gratuity and compensation benefits of employees based on the Ministry of Manpower Decree No. Kep-150/Men/2000 dated June 20, 2000 regarding the settlement of work dismissal and determination of separation, appreciation and compensation benefits by companies. Starting in 2003, the Companies recognized a provision for termination, gratuity and compensation benefits of employees based on Labor Law No. 13/2003 dated March 25, 2003.

In July 2004, the Indonesian Institute of Accountants issued SAK 24 (Revised 2004), “Employee Benefits”, which regulates the accounting and disclosure for Employee Benefits and covers not only retirement benefits but also short-term (e.g. paid annual leave, paid sick leave) and other long-term benefits (e.g. long-service leave, post-employment medical benefits). SAK 24 (Revised 2004) replaced SAK 24 issued in 1994 which covered only retirement benefit cost. The initial implementation of this accounting pronouncement should be applied retrospectively which requires restatement against the beginning balance of retained earnings of the earliest comparative period presented. In 2004, the Company early adopted SAK 24 (Revised 2004) which is effective for financial statements covering the periods beginning on or after July 1, 2004 but encourages early adoption (Note 4).

r.

Derivatives

Derivative instruments are accounted for in accordance with SAK 55 (Revised 1999), “Accounting for Derivative Instruments and Hedging Activities”. SAK 55 establishes the accounting and reporting standards which require that every derivative instrument (including embedded derivatives) be recorded in the balance sheets as either an asset or a liability as measured at fair value of each contract. SAK 55 requires that changes in a derivative fair value be recognized currently in earnings unless specific hedges allow a derivative gains or losses to offset related results on the hedged item in the statements of income, and that an entity must formally document, designate and assess the effectiveness of transactions that meet hedge accounting. None of the Company’s derivative instruments are designated as hedging instruments for accounting purposes.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

s.

Foreign Currency Transactions and Balances

Transactions involving foreign currencies are recorded at the rates of exchange prevailing at the time the transactions are made. At balance sheet date, monetary assets and liabilities denominated in foreign currencies are adjusted to reflect the average buying and selling rates prevailing at such date as published by Bank Indonesia and the resulting gains or losses are credited or charged to current operations, except for foreign exchange differentials that can be attributed to qualifying assets which are capitalized to assets under construction and installation.

For December 31, 2002, 2003 and 2004, the rates of exchange used (in full amounts) were Rp8,940, Rp8,465 and Rp9,290 to US$1, respectively, computed by taking the average of the last buying and selling rates of bank notes published by Bank Indonesia.

t.

Income Tax

Current tax expense is provided based on the estimated taxable income for the year. Deferred tax assets and liabilities are recognized for temporary differences between the financial and the tax bases of assets and liabilities at each reporting date. Future tax benefits, such as the carry-forward of unused tax losses, are also recognized to the extent that such benefits are more likely than not to be realized. The tax effects for the year are allocated to current operations, except for the tax effects from transactions which are charged or credited to stockholders’ equity.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

For each of the consolidated entities, the tax effects of temporary differences and tax loss carryover, which individually are either assets or liabilities, are shown at the applicable net amounts.

u.

Segment Reporting

The Companies follow Revised SAK 5, “Segment Reporting”, in the presentation of segment reporting in their financial statements. The Revised SAK 5 provides more detailed guidance for identifying reportable business segments and geographical segments. The financial information which is used by management for evaluating the segment performance is presented in Note 40.

v.

Troubled Debt Restructuring

The effect of troubled debt restructuring is accounted for in accordance with SAK 54, “Accounting for Troubled Debt Restructurings”, which requires the interest expense on the restructured loans to be calculated using effective interest rates.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

w.

Basic Earnings per Share/ADS and Diluted Earnings per Share/ADS

In accordance with SAK 56, “Earnings Per Share”, basic earnings per share is computed by dividing net income, which consists of income before extraordinary item and extraordinary item, by the weighted-average number of shares outstanding during the year after considering the effect of stock split and exercise of ESOP Phase I (Note 31).

Diluted earnings per share is computed by dividing net income, which consists of income before extraordinary item and extraordinary item, by the weighted-average number of shares outstanding during the year, after considering the dilutive effect caused by the stock options relating to the ESOP (Note 20).

Basic/diluted earnings per ADS is computed by multiplying basic/diluted earnings per share by 50, which is equal to the number of shares per ADS.

x.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.

TRANSLATIONS OF RUPIAH INTO UNITED STATES DOLLAR

The consolidated financial statements are stated in rupiah. The translations of the rupiah into United States dollar (US$) are included solely for the convenience of the readers, using the average buying and selling rate published by Bank Indonesia (Central Bank) on December 31, 2004 of Rp9,290
(in full amount) to US$1. The convenience translations should not be construed as representations that the rupiah amounts have been, could have been, or could in the future be, converted into U.S. dollar at this or any other rate of exchange.

4.

RESTATEMENT OF 2002 AND 2003 CONSOLIDATED FINANCIAL STATEMENTS

SAK 38

Following the regulatory reform of the Indonesian telecommunication sector through the New Telecommunication Law No. 36/1999 and the Blueprint of the Indonesian Government’s Policy on Telecommunications dated September 17, 1999, in April 2001, the Company entered into cross-ownership transactions with Telkom to:

•

Sell the Company’s 35% equity interest in PT Telekomunikasi Selular

•

Acquire Telkom’s 22.5% equity interest in Satelindo

•

Acquire Telkom’s 37.21% equity interest in Lintasarta.

At the time of the transactions, both the Company and Telkom were entities under common control by the Government of the Republic of Indonesia, the major stockholder of both companies.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

4.

RESTATEMENT OF 2002 AND 2003 CONSOLIDATED FINANCIAL STATEMENTS (continued)

SAK 38 (continued)

The above transactions with Telkom were accounted for under the pooling-of-interests method.
The net difference amounting to Rp4,359,259 between the net consideration paid or received and the net assets of the investees acquired or sold was credited to “Difference in Value from Restructuring Transactions of Entities under Common Control”.

In 2002 and 2003, as a result of its transactions with Telkom to sell its equity interest in PT Pramindo Ikat Nusantara (“PIN”) (Note 10), the Company also recorded the gain on sale of its investment in PIN amounting to Rp109,184 and Rp32,207 in 2002 and 2003, respectively, as “Difference in Value from Restructuring Transactions of Entities under Common Control”.

On December 15, 2002, the Government of the Republic of Indonesia (Government) entered into a Share Purchase Agreement with ICL for the sale of the Government’s 41.94% equity interest in the Company to ICL (Note 19), which triggered the change in the status of the Company from a state-owned entity (Persero) to a foreign capital investment company which was approved by the Ministry of Justice and Human Rights on March 21, 2003 (Note 1a). This resulted in the transfer of the control of the Company to the private sector, hence the loss of the common control status between the Company and Telkom, as the Government no longer has control over the Company.

In 2004, the Company early adopted SAK 38 (Revised 2004) (Note 2c) resulting in the realization of the gain previously credited to “Difference in Value from Restructuring Transactions of Entities under Common Control” from the transactions with Telkom. The 2003 consolidated financial statements have been restated for the retrospective recognition of the realized gain to “Extraordinary Item - Realized Gain on Difference in Value from Restructuring Transactions of Entities under Common Control” in 2003 due to the above-mentioned privatization conducted by the Government resulting in the loss of the common control between the Company and Telkom (Note 1d).

SAK 24

The Company also early adopted SAK 24 (Revised 2004). As a result, the Company recalculated its liability relating to the employee benefits to conform with the treatment in SAK 24 (Revised 2004) which requires retrospective application (i.e. the shortfall of the liability for the benefits as of the beginning of the earliest comparative period presented in the consolidated financial statements should be charged to beginning retained earnings of that period).

The summary of the changes in the 2002 and 2003 consolidated financial statements as a result of the retrospective application of SAK 38 (Revised 2004) and SAK 24 (Revised 2004) is as follows:

2002

2003

As Previously

As Previously

Reported

As Restated

Reported

As Restated

Consolidated Balance Sheets:

Total Assets

22,002,465

21,852,160

26,153,02426,059,192

Total Liabilities

11,399,063

11,419,843

13,954,11414,019,310

Total Stockholders’ Equity

10,603,402

10,432,317

12,198,91012,039,882

Consolidated Statements of

Income:

Operating Expenses

4,896,300

4,889,611

5,902,912

5,887,372

Extraordinary Item - Realized Gain

on Difference in Value from

Restructuring Transactions of

Entities under Common Control

- net of deferred tax effect

-

-

-

4,499,947

Net Income

336,252

340,712

1,569,967

6,081,971

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

4.

RESTATEMENT OF 2002 AND 2003 CONSOLIDATED FINANCIAL STATEMENTS (continued)

SAK 24 (continued)

2002

2003

As Previously

As Previously

Reported

As Restated

Reported

As Restated

Consolidated Statements of Changes

in Stockholders’ Equity:

Difference in Value from

Restructuring Transactions

of Entities under Common

Control

4,467,740

4,467,740

4,499,947

-

Retained earnings - unappropriated

Beginning of year

4,886,951

4,711,406

4,646,024

4,474,939

End of year

4,646,024

4,474,939

6,061,311

10,402,230

5.

CASH AND CASH EQUIVALENTS

This account consists of the following:

2003

2004

Cash on hand

Rupiah

2,158

1,391

U.S. dollar (US$65 in 2003 and US$11 in 2004)

553

103

2,711

1,494

Cash in banks

Related parties (Note 30)

Rupiah

PT Bank Mandiri (Persero) Tbk (“Mandiri”)

47,764

22,527

PT Bank Pembangunan Daerah DKI Jakarta

3,412

4,308

PT Bank Negara Indonesia (Persero) Tbk (“BNI”)

16,258

1,317

PT Bank Danamon Indonesia Tbk (“Danamon”)

1,288

1,196

PT Bank Rakyat Indonesia Tbk (Persero) (“BRI”)

726

1,016

PT Bank Syari’ah Mandiri (“Mandiri Syari’ah”)

1

682

PT Bank Internasional Indonesia Tbk (“BII”)

476

249

Others (each below Rp230)

747

1,445

U.S. dollar

Mandiri (US$1,481 in 2003 and US$1,162 in 2004)

12,535

10,794

Others (US$119 in 2003 and US$107 in 2004)

1,010

994

Third parties

Rupiah

PT Bank Central Asia Tbk (“BCA”)

51,401

30,347

Deutsche Bank, Jakarta Branch

14,954

25,777

Citibank N.A., Jakarta Branch

1,204

1,569

PT Bank Umum Koperasi Indonesia (“Bukopin”)

1,968

1,260

PT Bank Niaga Tbk (“Niaga”)

19,406

679

PT Bank Permata Tbk (formerly “PT Bank Bali Tbk”)

458

582

PT Bank Mega Tbk

-

548

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

5.

CASH AND CASH EQUIVALENTS (continued)

2003

2004

Cash in banks (continued)

PT Bank Artha Graha

1,231

540

PT Bank Finconesia

1,130

88

Standard Chartered Bank, Jakarta Branch

3,299

-

Others (each below Rp500)

1,211

463

Third parties

U.S. dollar

Deutsche Bank, Jakarta Branch (US$2,551 in 2003 and

US$5,453 in 2004)

21,590

50,659

Citibank N.A., Jakarta Branch (US$348 in 2003 and

US$757 in 2004)

2,946

7,028

PT Bank Finconesia (US$7 in 2003 and US$385 in 2004)

61

3,580

Niaga (US$145 in 2003 and US$46 in 2004)

1,230

427

Standard Chartered Bank, Jakarta Branch (US$283)

2,393

-

Others (US$61 in 2003 and US$100 in 2004)

512

929

209,211

169,004

Time deposits

Related parties (Note 30)

Rupiah

Mandiri

295,148

730,681

BRI

67,000

387,000

Danamon

134,000

353,300

BNI

14,885

244,315

Mandiri Syari’ah

55,500

142,000

PT Bank Tabungan Negara (Persero)

2,000

6,450

Others

-

1,000

U.S. dollar

BRI (US$37,000 in 2003 and US$27,000 in 2004)

313,205

250,830

Danamon (US$50,000 in 2003 and US$20,000 in 2004)

423,250

185,800

Mandiri Syari’ah (US$8,000 in 2003 and US$10,000 in 2004)

67,720

92,900

Mandiri (US$15,257 in 2003 and US$9,454 in 2004)

129,152

87,828

BNI (US$75,900)

642,493

-

Third parties

Rupiah

Deutsche Bank, Jakarta Branch

506,955

435,000

Bukopin

113,300

262,800

PT Bank Muamalat Indonesia (“Muamalat”)

27,000

80,000

Standard Chartered Bank, Jakarta Branch

-

50,000

Niaga

43,500

44,400

PT Bank Mega Tbk

19,430

24,852

PT Bank Finconesia

100,000

-

PT Bank Bumiputera

50,000

-

PT Bank Yudha Bhakti

21,000

-

Citibank N.A., Jakarta Branch

5,620

-

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

5.

CASH AND CASH EQUIVALENTS (continued)

2003

2004

Time deposits (continued)

PT Bank NISP Tbk (“NISP”)

5,000

-

PT Bank Victoria International

502

-

Others

-

6

Third parties

U.S. dollar

Bukopin (US$20,000 in 2003 and US$25,000 in 2004)

169,300

232,250

Deutsche Bank, Jakarta Branch (US$3,698 in 2003 and

US$13,000 in 2004)

31,299

120,770

BCA (US$50,000 in 2003 and US$5,000 in 2004)

423,250

46,450

Niaga (US$20,050 in 2003 and US$4,785 in 2004)

169,723

44,455

NISP (US$21,000)

177,765

-

PT Bank Mega Tbk

 (US$20,000)

169,300

-

PT Bank Bumiputera (US$7,500)

63,488

-

Muamalat (US$4,300)

36,400

-

Citibank N.A., Jakarta Branch (US$2,410)

20,401

-

4,297,586

3,823,087

Total

4,509,508

3,993,585

Time deposits denominated in rupiah earned interest at annual rates ranging from 10.00% to 18.32% in 2002, from 5.00% to 15.35% in 2003 and from 4.00% to 7.50% in 2004, while those denominated in U.S. dollar earned interest at annual rates ranging from 0.85% to 5.03% in 2002, from 0.60% to 5.03% in 2003 and from 0.54% to 1.50% in 2004.

The interest rates on time deposits in related parties are comparable to those offered by third parties.

6.

ACCOUNTS RECEIVABLE - TRADE - TELKOM

This account represents receivables for uncollected international calls, telex and telegram charges to subscribers which were billed by Telkom, and receivables from cellular interconnection revenue net of interconnection charges payable to Telkom for these services and for leased circuits, and other charges (Note 30).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

6.

ACCOUNTS RECEIVABLE - TRADE - TELKOM (continued)

The aging schedule of the accounts receivable is as follows:

2003

2004

Number of

Percentage

Percentage

Months Outstanding

Amount

(%)

Amount

(%)

0 - 3 months

227,506

73.69

166,812

65.81

4 - 6 months

15,881

5.14

8,103

3.20

over 6 months

65,358

21.17

78,565

30.99

Total

308,745

100.00

253,480

100.00

The changes in the allowance for doubtful accounts provided on the trade accounts receivable from Telkom are as follows:

2003

2004

Balance at beginning of year

111,306

90,872

Provision

3,564

2,646

Write-off

(23,998

)

(6,184)

Effect of foreign exchange adjustment

-

(450

)

Balance at end of year

90,872

86,884

Management believes the established allowance is sufficient to cover probable losses from uncollectible accounts receivable.

7.

ACCOUNTS RECEIVABLE - TRADE - THIRD PARTIES

This account consists of the following:

2003

2004

Overseas international carriers

Saudi Telecom Company, Saudi Arabia (US$9,806 in 2003 and US$9,334 in 2004)

83,008

86,717

Mutiara Telecommunications Sdn Bhd, Malaysia (US$2,047 in 2003 and

US$6,203 in 2004)

17,325

57,622

      DDI Corporation, Japan (US$1,815 in 2003 and US$5,533 in 2004)

15,362

51,399

Jabatan Telekom Brunei, Brunei Darussalam (US$2,363 in 2003 and

US$4,061 in 2004)

19,996

37,722

AT&T, U.S.A. (US$572 in 2003 and US$3,988 in 2004)

4,845

37,044

UAE-Etisalat, United Arab Emirates (US$2,616 in 2003 and US$3,903 in 2004)

22,149

36,261

MCI Worldcom, USA (US$1,859 in 2003 and US$3,653 in 2004)

15,739

33,940

Celcom Malaysia Berhad, Malaysia (US$4,006 in 2003 and US$3,555 in 2004)

33,914

33,027

Cableview Services Sdn Bhd (“Mega TV”), Malaysia (US$3,289 in 2003 and in 2004)

27,844

30,558

Korea International Telecommunication, Korea (US$1,407 in 2003 and

US$2,957 in 2004)

11,912

27,468

Equant Network Services Pte. Ltd., United Kingdom (US$3,407 in 2003 and

US$2,894 in 2004)

28,841

26,816

Maxis International Sdn Bhd, Malaysia (US$484 in 2003 and US$2,881 in 2004)

4,100

26,762

TT dotCom Sdn Bhd, Malaysia (US$1,628 in 2003 and US$2,383 in 2004)

13,780

22,134

Mega Media Broadcasting Network Co. Ltd., Taiwan (US$2,203 in 2003 and

in 2004)

18,649

20,467

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

7.

ACCOUNTS RECEIVABLE - TRADE - THIRD PARTIES (continued)

2003

2004

T-System International Gmbh, Germany (US$1,638 in 2003 and US$2,081 in 2004)

13,869

19,337

AT&T Global Network, Singapore (US$2,081)

-

19,333

Reach Hongkong, Hong Kong (US$2,785 in 2003 and US$2,039 in 2004)

23,572

18,946

Dacom Corporation, Korea (US$1,406 in 2003 and US$1,680 in 2004)

11,898

15,609

MobileOne (Asia) Pte. Ltd., Singapore (US$356 in 2003 and US$1,364 in 2004)

3,015

12,671

NTT Communications Corporation, Japan (US$21 in 2003 and US$1,323 in 2004)

183

12,286

People’s Television Network, Canada (US$1,270 in 2003 and in 2004)

10,750

11,798

Orient Network HK Ltd., Singapore (US$358 in 2003 and US$1,254 in 2004)

3,034

11,647

Telekom Malaysia Berhad, Malaysia (US$8,350 in 2003 and US$583 in 2004)

70,685

5,420

Chunghwa Telecom Co. Ltd., Taiwan (US$2,184 in 2003 and US$564 in 2004)

18,487

5,243

KPN, Royal Dutch Telecommunication, the Netherlands (US$1,955 in 2003 and

US$327 in 2004)

16,553

3,040

Others (each below Rp10,000, including US$24,828 in 2003

 and

US$12,892 in 2004)

211,678

119,760

701,188

783,027

Local companies

PT Cakrawala Andalas Televisi (US$1,530 in 2003 and US$1,281 in 2004)

12,949

11,904

PT Ratelindo

3,652

8,988

PT Batam Bintan Telekomunikasi

3,761

4,407

PT Excelcomindo Pratama

13,739

-

Others (each below Rp6,000, including US$5,694 in 2003 and

US$13,179 in 2004)

236,876

260,171

270,977

285,470

Post-paid subscribers from:

Cellular

205,971

290,509

Others

-

3,939

205,971

294,448

Total

1,178,136

1,362,945

Less allowance for doubtful accounts

353,221

375,001

Net

824,915

987,944

The aging schedule of the accounts receivable is as follows:

2003

2004

Number of

Percentage

Percentage

Months Outstanding

Amount

(%)

Amount

(%)

0 - 6 months

824,054

69.95

924,509

67.83

7 - 12 months

116,673

9.90

159,579

11.71

13 - 24 months

65,770

5.58

115,779

8.49

over 24 months

171,639

14.57

163,078

11.97

Total

1,178,136

100.00

1,362,945

100.00

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

7.

ACCOUNTS RECEIVABLE - TRADE - THIRD PARTIES (continued)

As of December 31, 2004, approximately 4.27% of accounts receivable - trade are pledged as collateral for long-term bank loans obtained by Lintasarta (Note 17) and for short-term loans obtained by Sisindosat.

The changes in the allowance for doubtful accounts provided on the accounts receivable - trade from third parties are as follows:

2003

2004

Balance at beginning of year

238,020

353,221

Provision

130,257

18,624

Write-off

(5,772

)

(11,852)

Effect of foreign exchange adjustment

(9,284

)

15,008

Balance at end of year

353,221

375,001

The effect of foreign exchange adjustment was due to the strengthening or weakening of the rupiah vis-à-vis the U.S. dollar in relation to U.S. dollar accounts previously provided with allowance and was credited or charged to “Gain (Loss) on Foreign Exchange - Net”.

There are no significant concentrations of credit risk, except for the trade accounts receivable from Telkom (Note 6).

Management believes the established allowance is sufficient to cover probable losses from uncollectible accounts receivable.

8.

PREPAID TAXES

This account consists of the following:

2003

2004

Claims for tax refund

1,188,121

508,243

Value Added Tax (“VAT”)

46,799

132,820

Others

31,716

20,592

Total

1,266,636

661,655

Claims for tax refund in 2003 mainly consist of claim for prepaid VAT from the transfer of IM3’s and Satelindo’s inventories and property and equipment to the Company due to the merger and 2002 claim for tax refund from the excess prepayments of the Company’s income tax articles 23 and 25 over the Company’s current income tax expense. In 2004, the Company received its claims for tax refund from the Tax Office amounting to Rp1,044,853.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

9.

INVESTMENTS IN ASSOCIATED COMPANIES

This account consists of the following investments which are accounted for under the equity method:

2003

Company’s

Portion of

Accumulated

Equity in

Undistributed

Net Income (Loss)

of Associated

Equity

Companies/Sale

Carrying

Interest (%)

Cost

of Investments

Value

Investments in:

PT Mitra Global Telekomunikasi Indonesia

30.55

168,747

(8,772

)159,975

PT Multi Media Asia Indonesia

26.67

56,512

(212

)56,300

PT Electronic Datainterchange Indonesia

49.00

12,250

15,467

 (a)

27,717

PT Graha Lintas Properti

37.84

16,800

(2,354

)14,446

Cambodian Indosat Telecommunication S.A

49.00

14,697

(14,697

)-

Others (carrying value below

Rp10,000 each) (b)

20.00 - 46.00

35,334

(18,666

)

16,668

Total

304,340

(29,234

)275,106

Less allowance for decline in value (b)

83,490

-

83,490

Net

220,850

(29,234

)191,616

---------------------

(a)

net of cash dividend amounting to Rp1,614 in 2003

(b)

net of investment in PT Menara Jakarta sold in 2003

2004

Company’s

Portion of

Accumulated

Equity in

Undistributed

Net Income (Loss)

of Associated

Equity

Companies/Sale

Carrying

Interest (%)

Cost

of Investments

Value

Investments in:

PT Multi Media Asia Indonesia

26.67

56,512

(212

)56,300

PT Electronic Datainterchange Indonesia

49.00

12,250

18,138

 (c)

30,388

Cambodian Indosat Telecommunication S.A

49.00

14,697

(149

)14,548

Others (carrying value below

Rp10,000 each) (d)

20.00 - 35.00

9,075

(1,965

)(e)

7,110

Total

92,534

15,812

108,346

Less allowance for decline in value (d)

75,212

-

75,212

Net

17,322

15,812

33,134

---------------------

(c)

net of cash dividend amounting to Rp1,652 in 2004

(d)

net of investments in PT Yasawirya Tama Cipta, PT Graha Lintas Properti, PT Intikom Telepersada and PT Mediagate Indonesia sold in 2004

(e)

net of cash dividends amounting to Rp61 and Rp43 from PT Sistelindo Mitralintas and PT Swadharma Marga Inforindo, respectively, in 2004

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

9.

INVESTMENTS IN ASSOCIATED COMPANIES (continued)

The changes in the carrying value of the investments in associated companies for the years ended December 31, 2003 and 2004 are as follows:

2003

2004

Equity in net income of associated

companies

33,771

61,489

Write-off of allowance for decline in value of investment due to sale of investment

8,000

25,057

Sale of investment

(8,000

)

(226,493)

Provision for decline in value of investment

(709

)

(16,779

)

Cash dividends received from associated companies

(1,614

)

(1,756)

Total Change

31,448

(158,482

)

The economic difficulties faced by Indonesia (Note 41) have substantially affected the Companies’ long-term investments in associated companies. Due to the decline in the value of their investments, the Companies have provided allowance for decline in value of their investments in associated companies amounting to Rp83,490 and Rp75,212 as of December 31, 2003 and 2004, respectively, which the Companies believe is adequate to cover probable losses on those investments.

PT Multi Media Asia Indonesia (“M2A”)

M2A, established in 1997, is engaged in providing satellite-based telecommunications services. Based on a subscription agreement in 1997 among the Company, PT Pacific Satelit Nusantara (“PSN”) and M2A (“the Parties”), the parties agreed that the Company would participate as a stockholder of M2A, which was previously wholly owned by PSN, by acquiring 485,000,000 new shares of M2A with an aggregate nominal value of US$20,000, representing 26.67% equity interest in M2A. The Parties also agreed that the Company’s investment in M2A would not be less than 20% of the fully paid capital if M2A issued its new shares to Telkom and allocated not more than 5% of the fully paid capital to the Government of the Republic of Indonesia.

PT Electronic Datainterchange Indonesia (“EDI”)

EDI, an associated company of Sisindosat, was established in 1995 to provide electronic data interchange services for the Jakarta (Tanjung Priok) Port Authority and other telecommunications usage services.

In 2000, EDI, together with another party, established a securities company known as PT Adhikarsa Sentra Sekuritas (“AKSES”). EDI has 80% equity interest in AKSES.

Cambodian Indosat Telecommunications S.A. (“Camintel”)

The Company’s investment in Camintel, a joint venture between the Company and the Kingdom of Cambodia, was made in 1995. The main business of the joint venture is to undertake the rehabilitation, expansion, operation and maintenance of telecommunications facilities formerly owned by United Nations Transitional Authority in Cambodia (“UNTAC”), and to provide telecommunications and other services in Cambodia.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

9.

INVESTMENTS IN ASSOCIATED COMPANIES (continued)

PT Mitra Global Telekomunikasi Indonesia (“MGTI”)

MGTI, established in 1995, has taken over from Telkom the operation of the Central Java Division of Telkom starting January 1, 1996 up to December 31, 2010 under a Joint Operation Scheme (KSO Unit IV).

On September 24, 2003, the Company and the other MGTI stockholders entered into a Sale and Purchase Agreement (“SPA”), wherein all the MGTI stockholders agreed to sell and transfer all of their shares to PT Alberta Telecommunication (“Alberta”) for a total consideration amounting to US$240,000. This consideration includes the amount that should be paid by MGTI stockholders to settle MGTI’s liabilities to its vendors and creditors, but excludes any post-closing consideration that should be paid by MGTI to its stockholders. On January 20, 2004, Alberta and the stockholders of
MGTI closed the share purchase transaction. On January 21, 2004, the Company received in cash its portion of 30.55% of the sales price amounting to US$57,262 (equivalent to Rp483,575). This consideration is net of the settlement of liabilities to MGTI’s vendors and creditors. In addition, on September 7, 2004, the Company received the post-closing consideration from MGTI amounting to US$497 (equivalent to Rp4,065). Accordingly, total gain on sale of investment in MGTI amounted to Rp286,204.

PT Graha Lintas Properti (“GLP”)

GLP, an associated company of Sisindosat, was established in 1995 to handle the construction of an office building known as “Gedung Sapta Pesona B”.

The economic difficulties faced by Indonesia (Note 41) have affected the development of GLP’s construction project, which has been discontinued since December 1998.

On February 18, 2004, Sisindosat sold its investment in GLP for Rp10,800.

10.

OTHER LONG-TERM INVESTMENTS

This account consists of the following:

2003

2004

Investments in:

Shares of stock accounted for under the cost method - net

191,170

102,058

Convertible bonds - net

-

-

Equity securities which are available-for-sale

99

99

Total

191,269

102,157

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

10.

OTHER LONG-TERM INVESTMENTS (continued)

a.

Investments in shares of stock which are accounted for under the cost method

2003

Equity

Cost/

Interest (%)

Carrying Value

The International Telecommunications

Satellite Organization

0.34

97,427

PIN

7.15

89,111

PT Datakom Asia

    5.00

50,000

ICO Global Communications (Holdings) Limited

0.87

49,977

AlphaNet Telecom Inc.

-

32,149

U.S.A. Global Link, Inc.

19.05

26,249

Others (cost/carrying value below

Rp4,000 each)

10.00 - 16.67

4,6321)

Total

349,545

 Less allowance for decline in value

158,375

Net

191,170

2004

Equity

Cost/

Interest (%)

Carrying Value

The International Telecommunications

Satellite Organization

0.34

97,427

PT Broadband Multimedia Tbk

5.00

50,000

ICO Global Communications (Holdings) Limited

0.87

49,977

AlphaNet Telecom Inc.

-

32,149

Others (cost/carrying value below

Rp4,000 each)

10.00 - 16.67

4,631

Total

234,184

 Less allowance for decline in value

132,126

Net

102,058

---------------

1)

net of investments in PT Multimedia Nusantara sold in February 2003 and in The International Mobile Satellite Organization sold in December 2003

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

10.

OTHER LONG-TERM INVESTMENTS (continued)

b.

Investments in convertible bonds

As of December 31, 2003 and 2004, this account consists of:

2003

2004

AlphaNet Telecom Inc.

71,441

71,441

PT Yasawirya Indah Mega Media

18,000

18,000

Total

89,441

89,441

Less allowance for decline in value

89,441

89,441

Net

-

-

c.

Equity securities which are available-for-sale

As of December 31, 2003 and 2004, this account consists of:

BNI

89

Telkom

10

Total

99

The economic difficulties faced by Indonesia (Note 41) have substantially affected the Companies’ other long-term investments. Consequently, the Companies provided an allowance for decline in value of their investments in shares of stock accounted for under the cost method and in convertible bonds amounting to Rp247,816 and Rp221,567 as of December 31, 2003 and 2004, respectively, which management believes is adequate to cover probable losses on the investments.

The International Telecommunications Satellite Organization (“Intelsat”)

Intelsat is an international organization providing worldwide telecommunications satellite services. The Company’s investment in Intelsat was made in 1985.

In March 2001, the Company sold a portion of its equity interest in Intelsat, which resulted in a decrease in its equity interest in Intelsat to 0.34%. On July 18, 2001, Intelsat became a private company. The Company’s capital contributions in Intelsat totalling US$11,567 were converted into 1,686,270 shares and became the basis of recording the investment under the cost method
(Note 42c).

PT Broadband Multimedia Tbk (“BM”)

On April 20, 2004, the Company entered into a shares sale and purchase agreement to purchase from a third party such third party’s 5% equity interest in BM for Rp50,000. BM is engaged in cable television and internet network provider services.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

10.

OTHER LONG-TERM INVESTMENTS (continued)

ICO Global Communications (Holdings) Limited (“I-CO”)

In 1995, the Company subscribed to the shares of I-CO, a subsidiary of The International Mobile Satellite Organization that is domiciled in the Bahamas. I-CO provides satellite constellation and related mobile services from, and based on, the satellites.

AlphaNet Telecom Inc. (“ATI”)

ATI, a company incorporated in Canada, is engaged in the design, development, installation, operation and worldwide marketing of fax messaging and information service to business travellers, the hotel industry and users of personal computers and personal digital assistants. “Inn Fax”, “Follow Fax” and “Follow Fax PC” were the registered trademarks of ATI. The Company had a 14.5% equity interest in ATI and an investment in convertible bonds of ATI with a principal amount of CAD35,000,000.

In 1999, based on a resolution of its Board of Directors, ATI announced that it had filed an announcement of bankruptcy with the Toronto Stock Exchange. Based on this fact, the Company provided 100% allowance for losses on its investments in ATI.

As a result of ATI’s liquidation process, the Company received on March 9, 2001 the amount of Rp12,923 (CAD2,028,670) from the sale of ATI’s assets. On September 23, 2004, the Company received the last liquidation payment amounting to Rp8,557 (CAD1,208,272) from ATI’s trustee. As the liquidation process has been completed, the Company is currently in the process of formalizing the write-off of the investment.

PIN

In 1997, the Company acquired 13% equity interest in PIN from shares owned by PT Astratel Nusantara, PT Intertel Pratamamedia and Koperasi Pegawai Kantor Pusat Departemen Pariwisata, Pos dan Telekomunikasi. Under a Joint Operation Scheme (“KSO”), PIN has taken over from Telkom the operations of Telkom’s Regional Division I (Sumatra) starting January 1, 1996 to December 31, 2010.

On April 19, 2002, Telkom and the PIN stockholders, which include the Company, entered into a  Conditional Sale and Purchase Agreement (“CSPA”), whereby the stockholders agreed to sell and transfer all their shares in PIN to Telkom at a total selling price of approximately US$381,499, in three share-purchase transactions, as follows:

-

30% of the shares at the Initial Closing Date, which was expected to occur on August 1, 2002

-

15% of the shares at the Interim Closing Date, which was expected to occur not later than September 30, 2003

-

55% of the shares at the Subsequent Closing Date, which was expected to occur not later than December 31, 2004.

Telkom paid approximately US$9,264 in cash as initial payment after the release of the PIN pledged shares by, and upon repayment by PIN of all amounts (principal, interest and others) payable to, International Finance Corporation (one of PIN’s stockholders), which occurred on September 17, 2002. At the initial payment date, the stockholders of PIN also received net working capital reimbursement from PIN. The balance of the selling price of approximately US$372,235, plus the corresponding interest for the applicable period, was settled by Telkom through the issuance of promissory notes payable in ten quarterly installments of specific amounts.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

10.

OTHER LONG-TERM INVESTMENTS (continued)

PIN (continued)

Based on an amendment dated August 1, 2002 to the CSPA, the Initial Closing Date was changed to August 15, 2002. In addition, the sum of Rp3,250 was withheld by Telkom from the initial installment of the working capital reimbursement as a security for the costs of obtaining land title certificates for the account of PIN.

In 2002, the Company received from Telkom US$5,414 for the initial payment (including interest) and Rp32,199 for the working capital reimbursement.

On September 30, 2003, the Company closed its second share-purchase transaction with Telkom by the sale of its 1.95% equity investment in PIN for US$7,439 (including interest).

On December 15, 2003, the Company received from Telkom the proceeds of the latter’s promissory notes amounting to US$2,560 (equivalent to Rp21,737) intended as part of the settlement of the shares to be sold at the Subsequent Closing Date.

On March 15, 2004, the Company closed its third share-purchase transaction under the CSPA with Telkom by the sale of its 7.15% equity investment in PIN for US$26,592 (including interest and US$2,560 which was already received on December 15, 2003, see above).

The gain on sale of investment in PIN from the first and second share-purchase transactions amounting to Rp109,184 in 2002 and Rp32,207 in 2003, respectively, was previously recorded as part of “Difference in Value from Restructuring Transactions of Entities under Common Control”, which is a component of Stockholders’ Equity. Due to early adoption of SAK 38 (Revised 2004) by the Company, its 2003 consolidated financial statements were restated to adjust such gain to income in 2003 (Note 4).

The gain on sale of investment in PIN from the third share-purchase transaction amounting to Rp110,929 was credited to current operations in 2004.

PT Datakom Asia (“DA”)

DA is the holding company for the companies in the Datakom group engaged in direct satellite broadcasting, post-production services and integrated radio telecommunications services.

In 1997, the Company purchased 5% equity interest in DA at the price of Rp50,000 under the condition that DA or another appointed party would repurchase the Company’s 5% equity interest in DA at the price of Rp50,000 plus interest if the Company could not exercise its option to subscribe to additional DA shares because DA failed to undertake the initial public offering (“IPO”) of its shares by December 31, 1999.

DA failed to undertake its IPO in 1999. On April 20, 2004, the Company entered into a shares sale and purchase agreement to sell to a third party the Company’s 5% equity interest in DA for Rp50,000.

U.S.A. Global Link, Inc. (“Global Link”)

In 1996, Sisindosat acquired Global Link, a company incorporated in the U.S.A and engaged mainly in the provision of callback services.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

10.

OTHER LONG-TERM INVESTMENTS (continued)

U.S.A. Global Link, Inc. (“Global Link”) (continued)

As resolved in the Annual General Meeting of the Stockholders of Sisindosat held on June 15, 2001, the stockholders agreed to the liquidation of Global Link based on the request of the primary stockholder of Global Link. Sisindosat provided 100% allowance on its investment in Global Link.

In 2004, based on its U.S. counsel’s opinion, Sisindosat wrote off its investment in Global Link.

PT Cipta Televisi Pendidikan Indonesia (“CTPI”)

CTPI is engaged in television broadcasting and other related services or activities. In 1997, the Company purchased 15 convertible bonds of CTPI at the nominal value of Rp10,000 each.

Following the default of CTPI to pay the principal and interest of the bonds on October 15, 2002 (the  maturity date), the Company sent a redemption notice to CTPI to redeem the bonds. On  October  16, 2002, the Company also sent a letter to PT Tridan Satriaputra, as guarantor of the bonds, to pay the bonds.

Based on a letter dated December 18, 2002 from CTPI, it offered the settlement of the bonds by paying the Company US$5,000 in cash not later than March 31, 2003 and US$10,000 in the form of registered transferable term loan from PT Garuda Indonesia (“the Garuda Debt”).

In 2002, the Company wrote off a part of its investment in convertible bonds of CTPI amounting to Rp95,250.

As set forth in a Settlement Agreement dated June 6, 2003, the Company agreed to sell and transfer the CTPI (“Issuer”) bonds to PT Berkah Karya Bersama (“Financier”) and the latter party agreed to purchase and accept the transfer from the Company.

The Financier agreed to pay a consideration of US$5,000 in 3 installments amounting to US$1,250, US$1,250 and US$2,500, no later than 7, 30 and 60 business days, respectively, as from the date of the agreement and to transfer the Garuda Debt amounting to US$10,000 to the Company.

As set forth in the Post-Closing Disposal Agreement dated June 6, 2003, the Financier agreed to assist the Company to sell all of the Garuda Debt to a third party, at a price subject to approval by the Company, within 365 days until August 5, 2004 (“Period of Transfer”). In the event the sale was not made during the period of transfer, within 7 days (“Period to Purchase I”) the Financier agreed to acquire the Garuda Debt at a net transfer price of 50% of the face value. In the event the sale was not made during the Period to Purchase I, within 7 days (“Period to Purchase II”) the Issuer agreed to acquire the Garuda Debt at a net transfer price of 50% of the face value. In the event the sale was not made during the Period to Purchase II, within 7 days PT Bhakti Assets Management (a stockholder of the Financier) agreed to acquire the Garuda Debt at a net transfer price of 50% of the face value.

On August 7, 2003, the Company received US$5,000 from the Financier and recognized the Garuda Debt at 50% of the face value (or US$5,000, equivalent to Rp41,425) since this was the portion of the Garuda Debt that was reasonably assured of being recovered.

Based on a Trade Confirmation dated September 8, 2003, the Company sold all of its Garuda Debt to Deutsche Bank AG, London for US$4,425. On January 27, 2004, the Company received the proceeds from the sale of the Garuda Debt amounting to US$4,344, after considering interest income amounting to US$81 received by the Company since September 8, 2003 (the trade confirmation date).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

11.

PROPERTY AND EQUIPMENT

The details of property and equipment are as follows:

2003

Balance

Transactions during the Year

Balance

at Beginning

at End

of Year

Additions

Deductions

Reclassifications

of Year

Carrying Value

Landrights

252,076

7,680

13

-

259,743

Buildings

292,726

3,153

-

62,506

358,385

Submarine cables

724,170

932

8,040

196

717,258

Earth stations

108,484

-

-

-

108,484

Inland link

166,137

1,122

-

30,597

197,856

Switching equipment

278,428

24,448

-

5,897

308,773

Telecommunications

peripherals

984,011

214,256

4,278

64,249

1,258,238

Information technology

equipment

506,874

252

-

136,209

643,335

Office equipment

899,258

113,037

1,034

41,893

1,053,154

Building and leasehold

 improvements

224,712

11,881

228

203,170

439,535

Vehicles

28,180

1,751

14,276

-

15,655

Cellular technical

equipment

Base station subsystem

6,558,179

46,651

3,471

1,639,340

8,240,699

Network switching

subsystem

2,436,000

22,467

120,950

886,595

3,224,112

Operating support

subsystem

444,984

1,988

-

92,733

539,705

Satellite technical

equipment

Satellites

979,473

14,896

-

-

994,369

Master control station

153,077

600

-

2,066

155,743

Customer premises

equipment

96,377

96

-

7,878

104,351

Transmission and cross-

connection equipment

Transmission

equipment

406,191

25,132

-

4,910

436,233

Cross-connection

equipment

27,590

146

-

1,038

28,774

Properties under

construction and

installation

2,272,471

3,829,022

35,790

(3,179,277

)

2,886,426

Total

17,839,398

4,319,510

188,080

-

21,970,828

Accumulated Depreciation

Buildings

130,054

23,492

-

-

153,546

Submarine cables

205,312

48,909

6,218

-

248,003

Earth stations

67,608

5,365

-

-

72,973

Inland link

28,729

11,870

-

-

40,599

Switching equipment

125,670

20,730

-

-

146,400

Telecommunications

peripherals

531,776

156,627

4,278

-

684,125

Information technology

equipment

303,285

87,944

-

-

391,229

Office equipment

353,543

129,855

299

-

483,099

Building and leasehold

improvements

148,076

44,728

228

-

192,576

Vehicles

11,811

4,797

6,799

-

9,809

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

11.

PROPERTY AND EQUIPMENT (continued)

2003

Balance

Transactions during the Year

Balance

at Beginning

at End

of Year

Additions

Deductions

Reclassifications

of Year

Cellular technical

equipment

Base station subsystem

2,269,942

854,946

2,074

-

3,122,814

Network switching

subsystem

1,080,531

361,474

89,762

-

1,352,243

Operating support

subsystem

99,986

62,536

-

-

162,522

Satellite technical

equipment

Satellites

395,658

84,729

-

-

480,387

Master control station

53,518

10,986

-

-

64,504

Customer premises

equipment

17,828

7,425

-

-

25,253

Transmission and cross -

connection equipment

Transmission

equipment

113,393

20,101

-

-

133,494

Cross-connection

equipment

12,213

2,291

-

-

14,504

Total

5,948,933

1,938,805

109,658

-

7,778,080

Less impairment

in value

131,209

1,010

32,598

-

99,621

Net Book Value

11,759,256

14,093,127

2004

Balance

Transactions during the Year

Balance

at Beginning

at End

of Year

Additions

Deductions

Reclassifications

of Year

Carrying Value

Landrights

259,743

23,855

-

-

283,598

Buildings

358,385

885

-

16,805

376,075

Submarine cables

717,258

-

2,201

147,761

862,818

Earth stations

108,484

-

-

7,729

116,213

Inland link

197,856

1,716

-

199,810

399,382

Switching equipment

308,773

-

-

16,514

325,287

Telecommunications

peripherals

1,258,238

196,273

9,187

101,179

1,546,503

Information technology

equipment

643,335

94,611

29,072

163,105

871,979

Office equipment

1,053,154

53,449

3,571

992

1,104,024

Building and leasehold

 improvements

439,535

95

3,671

482,524

918,483

Vehicles

15,655

1,007

1,301

-

15,361

Cellular technical

equipment

Base station subsystem

8,240,699

-

10,258

2,734,461

10,964,902

Network switching

subsystem

3,224,112

-

716

2,369,482

5,592,878

Operating support

subsystem

539,705

-

-

34,166

573,871

Satellite technical

equipment

Satellites

994,369

8,025

-

148

1,002,542

Master control station

155,743

-

-

6,207

161,950

Customer premises

equipment

104,351

-

-

2,243

106,594

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

11.

PROPERTY AND EQUIPMENT (continued)

2004

Balance

Transactions during the Year

Balance

at Beginning

at End

of Year

Additions

Deductions

Reclassifications

of Year

Transmission and cross-

connection equipment

Transmission

equipment

436,233

-

-

6,469

442,702Cross-connection

equipment

28,774

-

-

-

28,774

FWA  technical equipment

Base station subsystem

-

-

-

317,499

317,499

Properties under

construction and

installation

2,886,426

5,530,743

-

(6,607,094

)

1,810,075

Total

21,970,828

5,910,659

59,977

-

27,821,510

Accumulated Depreciation

Buildings

153,546

23,887

-

-

177,433

Submarine cables

248,003

63,005

1,618

-

309,390

Earth stations

72,973

7,392

-

-

80,365

Inland link

40,599

21,183

-

-

61,782

Switching equipment

146,400

27,007

-

-

173,407

Telecommunications

peripherals

684,125

183,353

9,187

-

858,291

Information technology

equipment

391,229

150,711

13,332

-

528,608

Office equipment

483,099

93,143

2,816

-

573,426

Building and leasehold

improvements

192,576

98,044

846

-

289,774

Vehicles

9,809

2,614

1,033

-

11,390

Cellular technical

equipment

Base station subsystem

3,122,814

1,269,200

755

-

4,391,259

Network switching

subsystem

1,352,243

554,363

60

-

1,906,546

Operating support

subsystem

162,522

30,879

-

-

193,401

Satellite technical

equipment

Satellites

480,387

128,168

-

-

608,555

Master control station

64,504

6,002

-

-

70,506

Customer premises

equipment

25,253

5,270

-

-

30,523

Transmission and cross -

connection equipment

Transmission

equipment

133,494

21,547

-

-

155,041

Cross-connection

equipment

14,504

4,743

-

19,247

FWA technical equipment

Base station subsystem

-

22,132

-

-

22,132

Total

7,778,080

2,712,643

29,647

-

10,461,076

Less impairment

in value

99,621

17,637

-

-

117,258

Net Book Value

14,093,127

17,243,176

The submarine cables represent the Company’s proportionate investment in submarine cable circuits jointly constructed, operated, maintained and owned with other countries, based on the respective contracts and/or the construction and maintenance agreements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

11.

PROPERTY AND EQUIPMENT (continued)

During 2002, 2003 and 2004, sales of certain property and equipment were made as follows:

2002

2003

2004

Proceeds from sale

3,412

6,147

18,490

Net book value

(1,040

)

(6,974

)

(17,072)

Gain (loss)

2,372

(827

)

1,418

Depreciation charged to operations amounted to Rp1,723,933, Rp1,938,805 and Rp2,712,643 in 2002, 2003 and 2004, respectively.

In November 2003, Satelindo disposed of property and equipment which previously have been provided with an impairment reserve amounting to Rp32,598.

In 2003, Lintasarta provided Rp1,010 as impairment reserve on its assets.

In 2004, the Company recognized impairment loss on Sisindosat’s property and equipment amounting to Rp17,637 due to the impairment of its investment in Sisindosat as indicated by the sales price of Sisindosat being below the amount of the Company’s investment (see Notes 1d and 42a).

Management believes that there is no further impairment in assets value or recovery of the impairment reserve as contemplated in SAK 48.

As of December 31, 2004, approximately 15.11% of property and equipment are pledged as collateral to long-term debts and letter of credit facilities obtained by the Company and Lintasarta (Note 17).

As of December 31, 2004, the Companies carry insurance on their respective property and equipment  (except submarine cables and landrights) for US$153,847 and Rp112,961, including insurance on the Company‘s satellite amounting to US$70,000 which is pledged as collateral for its  long-term debts (Notes 17 and 18). In management’s opinion, the sum insured is sufficient to cover possible losses arising from fire, explosion, lightning and aircraft damage and other natural disasters.

The details of the Companies’ properties under construction and installation as of December 31, 2003 and 2004 are as follows:

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

11.

PROPERTY AND EQUIPMENT (continued)

Percentage of

Estimated Date

2003

Completion

Cost

of Completion

Cellular technical equipment

60 - 95

2,091,915

March 2004

Telecommunications peripherals

15 - 90

421,334

January - June 2004

Submarine cables

99

147,508

March 2004

Inland link

54 - 73

105,535

February - July 2004

Building and leasehold improvements

60 - 95

36,863

March 2004

Switching equipment

90 - 93

9,653

March 2004

Satellite technical equipment

55 - 85

9,246

November 2004

Information technology equipment

70 - 90

4,580

February 2004

Transmission and cross-connection equipment

75 - 85

4,512

February 2004

Others

20 - 95

55,280

January - June 2004

Total

2,886,426

2004

Cellular technical equipment

68

1,525,579

January - June 2005

Fixed wireless access technical equipment

95

105,562

January - March 2005

Building and leasehold improvements

79 - 93

68,587

January - April 2005

Inland link

83

66,002

June 2005

Information technology equipment

85 - 90

13,780

January - March 2005

Telecommunications peripherals

80

6,939

January - March 2005

Building

40

5,554

December 2005

Satellite technical equipment

40

1,070

January - March 2005

Others

91 - 95

17,002

January - April 2005

Total

1,810,075

Borrowing costs capitalized during the year to properties under construction and installation are as follows:

2002

2003

2004

Interest expense

49,443

84,775

83,064

Net foreign exchange loss

502

607

-

12.

GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill arose from acquisition of equity interest in Satelindo and Bimagraha (Note 1d).

The details of the other intangible assets arising from the acquisition of Satelindo in 2002 are as follows:

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

12.

GOODWILL AND OTHER INTANGIBLE ASSETS (continued)

Amount

Customer base

- Post-paid

154,220

- Prepaid

73,128

Spectrum license

222,922

Brand

147,178

Total

597,448

Starting January 2003, the Company changed its goodwill amortization period from 5 years to become 15 years. The effect of the change is an increase (decrease) in net income as follows:

Period

Amount

Year ended December 31, 2004

572,319

Year ending December 31, 2005

572,319

Year ending December 31, 2006

271,798

Year ending December 31, 2007

(84,603

)

The analysis of goodwill and other intangible assets is as follows:

2003

2004

Balance at beginning of year

4,079,090

3,344,939

Amortization of goodwill

(252,907

)

(226,347)

Amortization of intangible assets

(99,201

)

(106,014)

Deduction of goodwill due to reversal of deferred

tax liabilities

relating to  the merger

transaction (Notes 1e and 15)

(382,043

)

-

Balance at end of year

3,344,939

3,012,578

13.

LONG-TERM ADVANCES

This account represents advances to suppliers and contractors for the procurement or construction of property and equipment which will be reclassified to the related property and equipment accounts upon the receipt of the property and equipment purchased or after the construction of the property and equipment has reached a certain percentage of completion.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

14.

PROCUREMENT PAYABLE

This account consists of payables to the following vendors/contractors:

2003

2004

Ericsson AB, Sweden (US$3,487 in 2003 and US$55,709 in 2004)

29,519

517,539

Siemens Aktiengesellschaft, Germany (including US$51,553 in 2003 and US$28,102 in 2004)

438,776

262,660

Alcatel CIT, France (including US$37,465 in 2003 and US$16,913 in 2004)

317,662

157,447

ZTE Corporation, China (US$10,235)

-

95,084

PT Alcatel Indonesia (including US$991 in 2003 and

US$6,259 in 2004)

11,228

71,255

Nokia Corporation, Finland (US$7,248)

-

67,337

Kopindosat

456

57,539

Siemens Mobile Communications S.p.A, Italy (US$4,720)

-

43,847

PT Dawamiba Engineering

3,148

35,133

PT Ekaprasarana Primatel (US$258 in 2003 and

including US$3,546 in 2004)

2,160

34,185

PT Logica CMG Indonesia (US$3,010)

-

27,962

PT NEC Indonesia (including US$2,933)

-

27,629

PT Lintas Teknologi Indonesia (including US$2,713 in 2004)

8

27,497

PT Siemens Indonesia (including US$713 in 2003 and

US$986 in 2004)

52,960

23,893

Sumitomo Corporation, Japan (including US$7,252 in 2003 and

US$2,085 in 2004)

61,359

19,699

PT Westindo Esa Perkasa (including US$1,973 in 2003 and

US$1,766 in 2004)

17,682

17,882

PT Berca Hardayaperkasa (US$1,788 in 2004)

772

17,756

PT Hariff Daya Tunggal Engineering (including US$1,871)

-

17,446

PT Gihon Telekomunikasi Indonesia

37

14,426

PT Karya Mitra Nugraha

-

14,388

PT Catur Elang Perkasa

1,312

13,767

PT Bukaka Teknik Utama

168

12,045

PT Nexwave (US$1,200)

-

11,148

PT Ericsson Indonesia (including US$13,703 in 2003 and

US$755 in 2004)

171,350

10,628

NT System Company Limited, Hongkong (US$1,097)

-

10,189

PT

 Kopnatel Jaya

3,077

9,967

PT Bangun Sarana Baja

42

9,715

PT Ciptakomunindo Pradipta

1,396

9,693

PT Industri Telekomunikasi Indonesia (including US$491 in 2004)

3,082

9,667

PT Tricipta Persada Nusantara (US$856 in 2003 and

including US$961 in 2004)

7,245

9,420

PT Senopati Sellularindo

19,873

9,130

PT Auvikomunikasi Media Pro

-

8,766

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

14.

PROCUREMENT PAYABLE (continued)

2003

2004

PT Bumi Trafacon Utama

1,618

8,602

PT Duta Sembilan Kartika

389

8,414

PT Data Media Telekomunikasi (US$896)

-

8,323

PT Logica Indonesia (US$97 in 2003 and including US$830 in 2004)

825

7,977

PT Abhimata Citra Abadi (US$802)

-

7,451

PT Prima Mitratama Sejati (including US$1,230 in 2003 and

US$717 in 2004)

10,969

7,301

PT Silkar National Ltd.

1,217

7,208

PT Bukit Jaya Abadi

-

7,099

PT Rama Perwira

-

7,031

PT Asiakomnet Multimedia (including US$690)

-

6,770

PT Karunia Berca Indonesia

-

6,696

PT Bumikharisma Lininusa

-

6,675

PT Atma Sugih Abadi

-

6,638

PT Alita Praya Mitra

1,939

6,070

PT Astra Graphia Tbk (including US$712 in 2003 and US$380 in 2004)

6,604

3,530

PT Aditech Matra (including US$1,169 in 2003 and US$38 in 2004)

11,073

807

Others (including US$9,041 in 2003 and

US$13,282

in 2004, each below Rp5,000)

166,861

267,732

Total

1,344,807

2,049,063

15.

TAXES PAYABLE

The taxes payable as of December 31, 2003 and 2004 are as follows:

2003

2004

 Estimated corporate income tax payable,

less tax prepayments of Rp386,978 in 2003

and Rp131,499 in 2004

198,592

9,403

Income taxes:

Article 21

71,491

86,626

Article 22

1,238

4,390

Article 23

26,910

51,085

Article 25

1,194

18,712

Article 26

604

22,055

Article 29

243

1,068

VAT

21,544

22,553

Others

1,090

4,307

Total

322,906

220,199

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

15.

TAXES PAYABLE (continued)

The reconciliation between income before income tax and extraordinary item and estimated taxable income (loss) of the Company for the years ended December 31, 2002, 2003 and 2004 is as follows:

2002

2003

(As Restated –

(As Restated –

Note 4)

Note 4)

2004

Income before income tax and extraordinary item per

consolidated statements of income

1,350,230

1,586,693

2,382,758

Extraordinary item - realized gain on difference in value from resctructuring transaction of entities under common control

-

7,443,910

-

Subsidiaries’ income before income tax and effect of

inter-company consolidation eliminations

(823,323

)

(312,887

)

(112,210)

Income before income tax of the Company

526,907

8,717,716

2,270,548

Positive adjustments

Compensation expense for ESOP (Note 20)

-

24,809

95,990

Loss from decline in value of investments in associated

companies and other long-term investments

80,227

-

48,683

Accrual of postretirement benefits

7,528

10,653

45,732

Provision for doubtful accounts

313,019

45,659

34,246

Donation

3,040

5,847

20,645

Representation and entertainment

-

-

14,787

Provision for termination, gratuity and compensation benefits of employees

5,868

-

8,823

Gain on sale of investment in associated companies

-

-

7,688

Accrual of remuneration and other employee benefits

3,544

49,209

5,568

Employee benefits

9,762

37,876

5,201

Assessments for income taxes

and related penalties

26,485

40,424

1,616

Realized loss on difference in value from restructuring

transaction of entities under common control

-

2,510,690

-

Reversal of write-off of other long-term investment and

related interest receivable

-

413,049

-

Interest expense on loans used to finance shares

acquisition (Note 17)

167,941

253,400

-

Provision for decline in value of short-term investment

-

25,395

-

Net periodic pension cost

-

5,993

-

Interest on tax installments

137,358

-

-

Equity in net loss of investees

109,308

-

-

Gain on sale of other long-term

investment (Note 10)

109,184

32,207

-

Others

1,880

7,876

6,123

Negative adjustments

Depreciation - net

(47,430

)

(46,315

)

(772,515)

Interest income already subjected

to final tax

(192,902

)

(58,985

)

(178,616)

Equity in net income of investees

-

(993,418

)

(156,882)

Capitalization of interest expense and personnel expenses

to property and equipment (Notes 11 and 24)

-

-

(101,702)

Amortization of goodwill and other intangible assets

(557,488

)

(509,647

)

(82,663)

Realization of stock option resulting from the exercise of

ESOP Phase I

-

-

(49,592)

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

15.

TAXES PAYABLE (continued)

2002

2003

(As Restated -

(As Restated -

Note 4)

Note 4)

2004

Net periodic pension cost

(32,481

)

-

(15,964)

Write-off of accounts receivable

(319,563

)

(23,998

)

(6,184)

Gain from sale of property and equipment

-

-

(465)

Amortization of debt and bonds issuance cost

(Notes 17 and 18)

-

(21,662

)

(314)

Realized gain on difference in value from restructuring

transaction of entities under common control

-

(9,813,209

)

-

Reversal of interest expense on loans used to

finance shares

acquisition due to the merger (Note 17)

-

(421,341

)

-

Sale of other long-term investment and related

interest receivable (Note 10)

-

(417,649

)

-

Realized gain on sale of other long-term investment (Note 10)

-

(141,391

)

-

Provision for termination, gratuity and compensation

benefits of employees

-

(1,939

)

-

Write-off of other long-term investment

(95,250

)

-

-

Others

(1,116

)

-

-

Estimated taxable income (loss) of

the Company before

tax losses carryover

255,821

(268,751

)

1,200,753

Tax losses carryover at beginning of year

-

-

(934,637)

Tax losses carryover of IM3 carried over to the Company as

a result of the merger (Notes 1e and 15)

-

(665,886

)

-

Estimated taxable income of the Company

255,821

-

266,116

Tax losses carryover at end of year

-

(934,637

)

-

The computation of the income tax expense (benefit) - net for the years ended December 31, 2002, 2003 and 2004 is as follows:

2002

2003

(As Restated -

(As Restated -

Note 4)

Note 4)

2004

Estimated taxable income (loss) of the Company

255,821

(268,751

)

266,116

Income tax expense - current (at statutory tax rates)

Company

76,729

-

79,817

Subsidiaries

169,141

585,570

61,085

Total income tax expense - current

245,870

585,570

140,902

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

15.

TAXES PAYABLE (continued)

2002

2003

(As Restated -

(As Restated -

Note 4)

Note 4)

2004

Income tax expense (benefit) - deferred

Company - effect of temporary differences at enacted

maximum tax rate (30%)

Tax loss carryover

-

(80,626

)

 280,392

Depreciation - net

14,229

13,895

231,754

Equity in net income (loss) of investees

(32,792

)

298,025

47,065

Capitalization of interest expense and personnel expenses

to property and equipment (Notes 11 and 24)

-

-

30,511

Amortization of goodwill and other intangible assets

167,246

152,894

24,799

Net periodic pension cost

9,744

(1,798

)

4,789

Write-off of accounts receivable

95,869

7,199

1,855

Gain on sale of property and equipment

34

-

139

Amortization of debt and bonds issuance

cost (Notes 17 and 18)

-

6,499

94

Loss from decline in value of investments in associated

companies and other long-term investments

(24,068

)

-

(14,605)

Compensation expense for ESOP

-

(7,443

)

(13,919)

Accrual of postretirement benefits

(2,258

)

(3,196

)

(13,720)

Provision for doubtful accounts

(93,906

)

(13,698

)

(10,274)

Provision for termination, gratuity

and compensation benefits of employees

(1,760

)

582

(2,647)

Gain (loss) on sale of investment in associated

companies and other long-term investment

-

125,295

(2,306)

Accrual of remuneration and other employee benefits

(1,063

)

(14,763

)

(1,670)

Realized gain on difference in value from restructuring

Transaction of entities under common control

-

2,943,963

-

Reversal of interest expense on loans used to

finance shares

acquisition due to the merger (Note 17)

-

126,403

-

Effect on reversal of equity in

net income of Satelindo,

IM3 and Bimagraha due to the merger (Note 1e)

-

(709,772

)

-

Reversal of write-off of other long-term investment and

related interest receivable

-

(123,915

)

-

Interest expense on loans used to finance shares

acquisition (Note 17)

(50,383

)

(76,020

)

-

Provision for decline in value of short-term investment

-

(7,618

)

-

Write-off of other long-term investment

28,575

-

-

Others

-

(160

)

(4,735)

109,467

2,635,746

557,522

Subsidiaries

Taxable gain on revaluation of property and

equipment, offset against tax losses carryover

-

68,242

-

Effect of temporary differences at enacted

maximum tax rate (30%)

Loss from decline in value of other long-term

investments

(4,982

)

(254

)

12,404

Provision for doubtful accounts

(7,459

)

(31,990

)

7,961

Write-off of accounts receivable

72,761

1,810

3,316

Equity in net income of investees

179,458

133,712

2,270

Tax loss carryover applied (tax loss)

186,550

(118,637

)

(21,762)

Depreciation - net

100,914

150,618

(4,834)

Gain on sale of investment in associated company

-

3,525

-

Effect on reversal of equity in

net income of Satelindo

due to the merger (Note 1e)

-

(432,521

)

-

Others

(2,165

)

(1,717

)

(4,916)

Valuation allowance - net

(103,956

)

273

31,691

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

15.

TAXES PAYABLE (continued)

2002

2003

(As Restated -

(As Restated -

Note 4)

Note 4)

2004

Effect on reversal of temporary difference on

depreciation of revalued property and equipment

-

(68,242

)

-

421,121

(295,181

)

26,130

Net income tax expense - deferred

530,588

2,340,565

583,652

Income tax expense - net

776,458

2,926,135

724,554

The income tax expense (benefit) - deferred is presented in the consolidated statements of income as/as part of the following accounts:

2002

2003

(As Restated -

(As Restated -

Note 4)

Note 4)

2004

Income tax expense (benefit) - deferred

530,588

(603,398

)

583,652

Extraordinary item - realized gain on difference from restructuring transaction of entities under common control

-

2,943,963

-

Net

530,588

2,340,565

583,652

The computation of the estimated income tax payable and claims for tax refund for the years ended December 31, 2003 and 2004 is as follows:

2003

2004

Income tax expense - current

Company

-

79,817

Subsidiaries

585,570

61,085

Total income tax expense - current

585,570

140,902

Less prepayments of income tax of the Company

Article 22

3,549

76,527

Article 23

32,335

133,135

Article 25

81,804

224,074

Total prepayments of income tax of the Company

117,688

433,736

Less prepayments of income tax of Subsidiaries

Article 22

54,883

2,349

Article 23

55,105

39,024

Article 25

301,401

17,505

Total prepayments of income tax of Subsidiaries

411,389

58,878

Total prepayments of income tax

529,077

492,614

Estimated income tax payable

Company

-

-

Subsidiaries

198,592

9,403

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

15.

TAXES PAYABLE (continued)

2003

2004

Total estimated income tax payable

198,592

9,403

Claims for tax refund (presented as part of

“Prepaid Taxes”)

Company

117,688

353,919

Subsidiaries

24,411

7,196

Total claims for tax refund

142,099

361,115

The reconciliation between the income tax expense including the income tax on extraordinary item calculated by applying the applicable tax rate of 30% to the combined income, net of loss, before income tax of the Company and Subsidiaries, and the income tax expense - net as shown in the consolidated statements of income for the years ended December 31, 2002, 2003 and 2004 is as follows:

2002

2003

(As Restated -

(As Restated -

Note 4)

Note 4)

2004

Income before income tax and extraordinary item per

consolidated statements of income

1,350,230

1,586,693

2,382,758

Extraordinary item – realized gain on difference in value from restructuring transaction of entities under common control

-

7,443,910

-

Company’s equity in Subsidiaries’ income before income tax

and reversal of

inter-company consolidation eliminations

1,533,805

2,047,223

90,976

Combined income, net of loss, before income tax of

the Company and Subsidiaries

2,884,035

11,077,826

2,473,734

Income tax expense at the applicable tax rate of 30%

865,211

3,323,348

742,120

Taxable gain on revaluation of property and equipment,

offset against tax losses carryover

-

68,242

-

Tax effect on permanent differences

Donation

4,179

7,241

6,194

Assessments for income taxes and related penalties

6,964

21

2,362

Employee benefits

11,162

23,043

2,251

Interest income already subjected

to final tax

(88,295

)

(15,112

)

(57,473)

Realized loss on difference in value from restructuring

transaction of entities under common control

-

 753,207

-

Gain on sale of other long-term investment

32,755

9,662

-

Realized gain on sale of other long-term investment

-

(42,417

)

-

Interest on tax installments

41,207

-

-

Others

7,319

6,154

3,032

Unrealized tax loss

-

3,078

-

Valuation allowance adjustment

(103,956

)

273

31,690

Effect on reversal of equity in

net income of Satelindo,

IM3 and Bimagraha due to the merger (Note 1e)

-

(1,142,293

)

-

Effect on reversal of temporary differences on depreciation of revalued property and equipment

-

(68,242

)

-

Adjustment due to tax audit and others

(88

)

(70

)

(5,622)

Income tax expense - net per consolidated

statements of income

776,458

2,926,135

724,554

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

15.

TAXES PAYABLE (continued)

The tax effects of significant temporary differences between financial and tax reporting which are outstanding as of December 31, 2003 and 2004 are as follows:

2003

(As Restated -

Note 4)

2004

Company

Deferred tax assets

Allowance for doubtful accounts - net

-

156,743

Allowance for decline in value of investments in associated

companies and

other long-term investments

-

92,565

Pension cost

-

39,525

Accrual of postretirement benefits

-

33,476

Accrual of remuneration and other employee benefits

-

24,936

Compensation expense for ESOP

-

21,362

Estimated liability for termination, gratuity,and compensation benefits of employees (Labor Law No. 13)

-

10,591

Allowance for short-term investment

-

7,618

Total

-

386,816

Deferred tax liabilities

Property and equipment

-

776,766

Investments in subsidiaries/associated companies net of

amortization of goodwill and other intangible assets

-

86,449

Deferred bonds and loans issuance costs

-

6,593

Difference in transactions of equity changes in associated

companies/subsidiaries

-

1,801

Others

-

925

Total

-

872,534

Deferred tax liabilities - net

-

485,718

Subsidiaries (Asiatel and APE in 2003 and 2004, IM2 in 2004)

Deferred tax assets

Allowance for decline in value of other long-term investments

-

9,462

Tax loss carryover

5,196

6,532

Allowance for doubtful accounts - net

597

7,413

Others

27

405

5,820

23,812

Valuation allowance

(5,418

)

(21,875)

Net

402

1,937

Deferred tax liabilities

Investments in subsidiaries/associated companies

-

1,891

Property and equipment

1,083

654

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

15.

TAXES PAYABLE (continued)

2003

(As Restated -

Note 4)

2004

Others

978

2,748

Total

2,061

5,293

Deferred tax liabilities - net

1,659

3,356

Total deferred tax liabilities - net

1,659

489,074

Company

Deferred tax assets

Tax loss carryover

280,392

-

Allowance for doubtful accounts - net

145,364

-

Allowance for decline in value of investments in associated

companies and

other long-term investments

80,930

-

Pension cost (Note 29)

44,314

-

Accrual of remuneration and other employee benefits

23,266

-

Accrual of postretirement benefits

19,756

-

Allowance for short-term investment

7,618

-

Compensation expense for ESOP

7,443

-

Estimated liability for termination, gratuity and compensation benefits of employees (Labor Law No. 13)

7,450

-

Total

616,533

-

Deferred tax liabilities

Property and equipment

517,621

-

Investments in subsidiaries/associated companies net of

amortization of goodwill and other intangible assets

10,736

-

Unamortized debt and bonds issuance cost

6,499

-

Difference in transactions of equity changes in associated

companies/subsidiaries

1,752

-

Others

925

-

Total

537,533

-

Deferred tax assets - net

79,000

-

Subsidiaries (IM2 in 2003, Sisindosat and Lintasarta in 2003 and 2004)

Deferred tax assets

Tax loss carryover

-

20,426

Property and equipment

15,948

20,395

Allowance for doubtful accounts - net

24,902

6,888

Allowance for decline in value of investments in associated

companies and

other long-term investments

22,027

5,473

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

15.

TAXES PAYABLE (continued)

2003

(As Restated -

Note 4)

2004

Investments in subsidiaries/associated companies

649

-

Others

10,952

11,809

Total

74,478

64,991

Valuation allowance

(15,747

)

(30,981)

Net

58,731

34,010

Deferred tax liabilities

Investments in subsidiaries/associated companies

-

337

Others

1,094

469

Total

1,094

806

Deferred tax assets - net

57,637

33,204

Total deferred tax assets - net

136,637

33,204

The breakdown by entity of the foregoing deferred tax assets and liabilities outstanding as of December 31, 2003 and 2004 is as follows:

2003

(As Restated - Note 4)

2004

Deferred Tax

Deferred Tax

Deferred TaxDeferred Tax

Assets

Liabilities

Assets

Liabilities

Company

79,000

-

-

485,718

Subsidiaries

Asiatel

-

691

-

691

Sisindosat

30,130

-

-

-

Lintasarta

24,413

-

33,204

-

IMM

3,094

-

-

1,342

APE

-

968

-

1,323

Total

136,637

1,659

33,204489,074

The significant temporary differences on which deferred tax assets have been computed are not deductible for income tax purposes until the decrease in the carrying value of investments in subsidiaries/associated companies and the allowance for decline in value of investments in associated companies and other long-term investments are realized upon sale of the investments, the doubtful accounts are written off, the tax loss carryover is utilized, the accrued remuneration and other employee benefits are paid and the allowance for short-term investment is realized upon sale of the investment. The deferred tax liabilities relate to the differences in the book and tax bases of property and equipment, goodwill and other intangible assets, and unamortized debt and bonds issuance cost due to the use of different depreciation/amortization periods and methods for income tax and financial reporting purposes and the tax effect on the difference in transactions of equity changes in associated companies/subsidiaries.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

15.

TAXES PAYABLE (continued)

A valuation allowance has been established for certain deferred tax assets. This valuation allowance reduces tax assets to an amount which is more likely than not to be realized.

Under the current tax laws of Indonesia, the Company and Subsidiaries submit their respective tax returns on the basis of self-assessment. The tax authorities may assess or amend taxes within ten years after the fiscal year when the tax became payable. Any loss on income tax basis can be carried forward and used to offset against future taxable income for a maximum period of 5 years.

Based on Decision No. KEP-02/WPJ.07/KP.0105/2002 dated March 26, 2002 of the Director General of Taxation, the Company obtained approval to pay the income tax article 29 for fiscal year 2001 amounting to Rp1,893,981 in nine installments up to December 25, 2002 with interest at 2% per month.  As of December 31, 2002, the Company has fully paid the installments.

In 2002, 2003 and 2004, the Company received assessment letters on tax underpayment (“SKPKB”/ “STP”) detailed as follows:

2002

2003

2004

Income taxes

11,646

40,424

1,616

VAT

14,839

-

-

Total *

26,485

40,424

1,616

* including penalties and interest

The above tax underpayment has been settled by the Company.

No income tax was provided for Sisindosat, Asiatel and SMM in 2003 and 2004, for Indosat in 2003, and for SIB and IFB in 2004 because they were in tax loss position during those years.

The Company provides for deferred tax liabilities (DTL) and deferred tax assets (DTA) relating to the book versus tax basis differences in its investment in domestic subsidiaries as the Company believes that for certain subsidiaries the investment will be recovered through the sale of the shares which is a taxable transaction and for certain subsidiaries the differences will be deductible from ordinary income as a result of a merger.

The above treatment was also applied to the merged subsidiaries up to the merger date (Note 1e).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

15.

TAXES PAYABLE (continued)

Total DTL recognized by the Company as of November 20, 2003 (the merger date) on its investment in the merged subsidiaries amounted to Rp829,689, including Rp119,917 which was charged directly  to “Difference in Transactions of Equity Changes in Associated Companies/Subsidiaries”, a component of Stockholders’ Equity.

Bimagraha also recognized DTL on its equity in net income and difference in transactions of equity changes in Satelindo. As of November 20, 2003, the DTL recognized by Bimagraha from the date it was acquired by the Company on its equity in net income and difference in transactions of equity changes in Satelindo amounted to Rp432,521 and Rp34, respectively.

Due to the merger, the Company‘s expectation on the probability of the future settlement of the DTL changed since its investments in the merged subsidiaries changed in form and are assumed not to be sold to third parties; accordingly, all of the above DTL were reversed on the merger date. The reversal of net DTL was made against “Income Tax Benefit - Deferred” account or “Difference in Transactions of Equity Changes in Associated Companies/Subsidiaries” account, depending on whether the DTL or DTA impacted earnings or equity upon recognition.

On the merger date, the Company also reversed the balance of DTL on the difference in fair value between the tax basis and book basis of the net assets acquired during Bimagraha’s and Satelindo’s acquisition in 2001 and 2002, respectively. Total amount of DTL reversed amounting to Rp382,043 was credited to goodwill (Note 12).

As of November 20, 2003, the tax loss carryover from IM3 carried over to the Company as a result of  merger amounted to Rp665,886, after considering the correction from the Directorate General  of  Taxation. Based on the decision letter dated February 5, 2004 of the Directorate General  of Taxation regarding the approval of IM3’s fiscal balance sheet in connection with the  revaluation of its property and equipment, the taxable gain on such revaluation was adjusted from  Rp197,971 to become Rp227,474 (Rp29,503 greater than the amount reported in IM3’s corporate tax return).

The tax loss carryover of Sisindosat, SMM and Asiatel as of December 31, 2004 can be carried forward through 2009 based on the following schedule:

Year Due

Amount

2005

3,283

2006

11,528

2007

-

2008

356

2009

72,541

Total

87,708

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

16.

ACCRUED EXPENSES

This account consists of the following:

2003

(As Restated -

Note 4)

2004

Concession fee

103,043

171,590

Interest

169,564

167,048

Network repairs and maintenance

32,195

121,005

Postretirement benefits

65,852

111,584

Other employee benefits

48,795

52,150

Radio frequency license

62,216

49,399

Labor Law No. 13 benefits (Note 29)

30,950

42,841

Annual leave

37,605

40,961

Consultancy fees

25,665

30,217

Pension cost (Note 29)

18,313

20,896

Rental

10,339

14,911

Utilities

8,432

8,066

Others

96,490

96,721

Total

709,459

927,389

17.

LONG-TERM DEBTS

This account consists of the following:

2003

2004

Related parties

Syndicated loan facility 2

BNI - net of unamortized debt issuance cost of Rp14,322

in 2003 and Rp10,497 in 2004

810,678

752,628

Mandiri - net of unamortized debt issuance cost of Rp3,472

in 2003 and Rp2,393 in 2004

196,528

175,387

BNI (US$75,000)

634,875

-

Syndicated loan facility 1

Mandiri Syari’ah

50,000

-

BNI

30,000

-

Government of the Republic of Indonesia

2,505

-

Others

1,139

988

Third parties - net of unamortized debt issuance cost of Rp16,925 in 2003 and Rp12,372 in 2004

1,383,698

1,034,497

Total long-term debts

3,109,423

1,963,500

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

17.

LONG-TERM DEBTS (continued)

2003

2004

Less current maturities

Related parties

BNI

61,875

123,750

Mandiri

22,220

44,536

Government of the Republic of Indonesia

2,505

-

Third parties

112,294

207,135

Total current maturities

198,894

375,421

Long-term portion

2,910,529

1,588,079

The loans from related parties consist of the following:

a.

Syndicated Loan Facility 2

On October 2, 2003, the Company entered into a syndicated loan agreement covering Rp3,165,000 with the following syndicated banks:

Bank

Amount

BCA

975,000

Mandiri *

900,000

BNI

*

900,000

Danamon *

240,000

Bukopin

150,000

Total

3,165,000

*

related parties

The facility is divided into 3 tranches:

Tranche

Bank

Amount

A

Danamon

240,000

Bukopin 150,000

B

Mandiri

900,000

C

BCA

975,000

BNI

900,000

Total

3,165,000

The Company drew Rp200,000 and Rp1,800,000 from its facility under Tranches B and C, respectively, on December 8, 2003.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

17.

LONG-TERM DEBTS (continued)

a.

Syndicated Loan Facility 2 (continued)

Based on the loan agreement, the Company should use the proceeds of the loans to repay IM3’s debts and Satelindo’s debts based on the MRA (Note 35), and/or for capital expenditure financing, and/or other corporate general needs if IM3’s debts are repaid using other facility.

The interest rates ranged from 11.83% to 12.75% per annum in 2003 and from 11.00% to 11.92% in 2004. The loans are payable semi-annually.

The details of the principal installments of Syndicated Loan 2 are as follows:

Semi-annual

Amount of Each

Tranche

Installment

Due Date

Installment (% to Principal)

B

1st - 8th

Every six months of interval

starting December 2004

to June 2008

11.11

9th

December 2008

11.12

C

1st - 4th

Every six months of interval

starting December 2004

to June 2006

7.50

5th

December 2006

10.00

6th - 9th

Every six months of interval

starting June 2007

to December 2008

15.00

As of December 31, 2003 and 2004, the outstanding balances of the loans are as follows:

Bank

2003

2004

BCA

975,000

901,875

BNI*

825,000

763,125

Mandiri*

200,000

177,780

Balance

2,000,000

1,842,780

Unamortized debt issuance cost

(34,719

)

(25,262

)

Net

1,965,281

1,817,518

*

related parties

On December 7, 2004, the Company paid the first semi-annual installments amounting to Rp73,125, Rp61,875 and Rp22,220 to BCA, BNI and Mandiri, respectively.

The amortization of debt issuance cost charged to operations amounted to Rp559 in 2003 and    Rp9,457 in 2004.

The loans are collateralized by the Company’s moving cellular assets in Indonesia which from time to time should have a minimum value of 125% of the loans based on a fiduciary agreement.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

17.

LONG-TERM DEBTS (continued)

b.

Mandiri

1)

Sisindosat

Sisindosat’s investment loan facility with Mandiri has a maximum amount of Rp478 and is available for three years starting from June 14, 2002 with annual interest rate of 19.5%. The outstanding balance of this loan as of December 31, 2003 is Rp246.

Sisindosat repaid fully this loan in 2004.

2)

The Company

On June 28, 2002, the Company entered into a working capital loan agreement with Mandiri for a total facility of Rp1,500,000.

In August and November 2002, the loan was refinanced by a loan obtained from BNI (see point d below) and the proceeds of the Second Indosat Bonds in Year 2002 with Fixed and Floating Rates (Note 18).

c.

Syndicated Loan Facility 1

On August 7, 2002, IM3 obtained a long-term credit facility of Rp1,500,000 from the following syndicated banks:

Bank

Amount

Mandiri *

1,000,000

BNI

*

230,000

**

BCA

100,000

Mandiri Syari’ah *

50,000

Danamon ***

50,000

BRI *

50,000

Bukopin

20,000

Total

1,500,000

*

  related parties

**    including Rp30,000 loan from Syari’ah Business Division

***  affiliate of the Companies starting 2003

Based on the credit facility agreement, IM3 should use the proceeds of the loans for the purpose of the installation and development of IM3’s GSM 1800 cellular network in the islands of Java, Bali, Batam and Bintan.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

17.

LONG-TERM DEBTS (continued)

c.

Syndicated Loan Facility 1 (continued)

The loans bore interest in accordance with the prime rate of the syndicated banks. The annual interest rates ranged from 11.34% to 20.00% in 2002, and from 12.44% to 21.00 in 2003.
The loans were scheduled to be payable semi-annually, with the first to fourth installments of 15% each of the principal amounts being payable from February 2005 to August 2006, and the fifth and sixth installments of 20% of the principal amounts being payable until the maturity date of August 2007.

On September 24, 2003, Mandiri (as agent) informed IM3 that BRI transferred its credit portion to BCA. In addition, in September and October 2003, IM3 received letters from the banks giving approval to the merger of IM3 with the Company. The credit facility agreement was amended to consider the above-mentioned matters based on notarial deed No. 1 dated October 1, 2003 of Rini Yulianti, S.H. (as a substitute notary of Poerbaningsih Adi Warsito, S.H.).

On December 23, 2003, the Company paid Rp1,420,000 out of the Rp1,500,000 outstanding loans.

As of December 31, 2003, the outstanding balances of the loans were as follows:

Bank

Amount

Mandiri Syari’ah *

50,000

BNI

*

30,000

**

Total

80,000

*

  related parties

**    including Rp30,000 loan from Syari’ah Business Division

Based on the credit facility agreement, IM3 was required to maintain an escrow account to be used for the payment of interest on the loans, in the amount approximately equal to three months’ interest.

The loans were collateralized by IM3’s GSM 1800 cellular network with a minimum value of not less than 125% of the total loans.

The Company repaid the remainder of the loans of Rp50,000 to Mandiri Syari’ah on January 30, 2004 and Rp30,000 to BNI (Syari’ah Business Division) on February 20, 2004.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

17.

LONG-TERM DEBTS (continued)

d.

BNI

On August 27, 2002, the Company entered into a loan agreement with BNI for a working capital facility with a maximum amount of US$75,000. Interest was at LIBOR plus 6.15% which was payable on a quarterly basis. The loan was scheduled to be payable in quarterly installments starting from the third year of the loan until the maturity date in August 2007. The loan was collateralized by 9,615,385 shares of Satelindo.

Based on the loan agreement, the Company was required to comply with, among others, the following covenants:

-

maintain current ratio of 110% at the minimum

-

maintain debt-to-equity ratio (DER) of 233% at the maximum.

The proceeds of the loan were used to refinance the loan obtained from Mandiri (point b.2. above).

On January 16, 2004, this loan was fully repaid.

e.

Government of the Republic of Indonesia

The proceeds of the Company’s loan from the Government of the Republic of Indonesia were used for the construction of the South East Asia - Middle East - Western Europe 2 submarine cables. The loan bore interest at annual rates ranging from 12.79% to 13.86% in 2002 and from 8.36% to 12.43% in 2003. These rates represented the lower between:

•

Average interest rate for three-month period of Certificates of Bank Indonesia, plus 1% margin, and

•

Average interest rate for three-month period of time deposits from five (5) state-owned banks, plus 1% margin.

The loan from the Government is payable in semi-annual installments up to 2004. It was obtained by the Government from a foreign bank and then lent out to the Company (“two-step loan”). This is payable by the Government to the foreign bank in French franc. The Company made withdrawals from the credit facility in the billing currencies of the related equipment suppliers.
The withdrawal is converted into rupiah based on the exchange rate at the date of withdrawal.
The Company’s obligation to the Government is based on the rupiah equivalent at the date of withdrawal.

The loan was fully repaid in January 2004.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

17.

LONG-TERM DEBTS (continued)

The loans from third parties consist of the following:

2003

2004

Syndicated Loan Facility 2 (refer to previous section on loans from related parties)

BCA - net of unamortized debt issuance cost of Rp16,925

in 2003 and Rp12,372 in 2004

958,075

889,503

Investment Credit Facility 3 from Niaga

-

96,200

Import Sight Letter of Credit (“L/C”) Facility and Investment

Credit Facility 1 from Niaga

74,199

35,199

Import Sight Letter of Credit (“L/C”) Facility and Investment

Credit Facility 2 from Niaga

12,580

13,500

BCA (US$40,000)

338,600

-

Others

244

95

Total

1,383,698

1,034,497

Less current maturities

112,294

207,135

Net

1,271,404

827,362

a.

Investment Credit Facility 3 from Niaga

On June 29, 2004, Lintasarta obtained a loan from a new credit facility from Bank Niaga for the  purchase of telecommunication equipment, computer and other supporting facilities amounting to Rp98,000. The loan bears interest at 3-month time deposits rate guaranteed by  Bank Indonesia plus 3.5%. The loan has a grace period in the repayment of principal up to the quarter ending June 29, 2005. The quarterly repayment of the principal will start on September 29, 2005, at Rp9,800 each quarter up to December 29, 2007. As of December 31, 2004, the outstanding balance of the loan amounted to Rp96,200 (of which Rp13,018 or the equivalent of US$1,574 was used to finance Import Sight L/C facility) (see point c below).

The loan is collateralized by all equipment purchased from the proceeds of the credit facility, receivables from frame relay (Note 7) and trade receivables from one of Lintasarta’s customers.

The loan also has the same restrictive covenants as the Import Sight L/C Facility and Investment Credit Facility 1 from Niaga.

b.

Import Sight L/C Facility and Investment Credit Facility 1 from Niaga

On October 16, 2001, Lintasarta obtained facilities from Niaga as follows:

•

Import Sight L/C facility for the purchase of telecommunication equipment, computer and other supporting facilities amounting to Rp130,000 wherein 10% of the facility would be financed by Lintasarta itself and 90% of the facility or Rp117,000 would be financed through investment credit facility. The facility also included local L/C (Surat Kredit Berdokumen Dalam Negeri) with a maximum amount of Rp26,000. This facility expired on December 31, 2002.

•

Investment credit facility amounting to Rp117,000 for financing the above facility. In 2002, Lintasarta drew Rp113,199 from the facility. This loan bears interest at 3-month time deposits rate guaranteed by Bank Indonesia plus 3.25% (subsequently changed to 2.75% on April 8, 2002). The repayment of the principal started on January 16, 2003, with installments amounting to Rp9,750 payable quarterly up to October 16, 2005. As of December 31, 2003 and 2004, this loan had outstanding balances of Rp74,199 and Rp35,199, respectively.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

17.

LONG-TERM DEBTS (continued)

b.

Import Sight L/C Facility and Investment Credit Facility 1 from Niaga (continued)

The loan is collateralized by all equipment purchased from the proceeds of the credit facilities, receivables from frame relay (Note 7) and time deposit placed in Niaga amounting to Rp10,000  (presented as part of “Non-current Assets - Others”). Based on the amendment No. 201/CBG/JKT/2004 dated June 29, 2004 of the credit agreement, the loan is also secured by trade receivables from one of Lintasarta’s customers. Lintasarta is required to obtain written approval from Niaga if:

-

The combined ownership of the Company and Yayasan Kesejahteraan Karyawan Bank Indonesia in Lintasarta shall become less than 51% during the facility period.

-

Lintasarta will obtain new debts (Note 18).

-

Lintasarta will invest in other than Lintasarta’s current business.

Lintasarta is also required to maintain certain financial ratios and its dividends distribution should not be more than 50% of the current year’s net income.

In addition, on May 31, 2000, Lintasarta obtained Import Sight/Usance/UPAS L/C and Bank Guarantee facilities from Niaga. The facilities consist of the following:

•

Import Sight/Usance/UPAS L/C facility amounting to US$5,000 for the importation of electronic and telecommunication equipment and amounting to US$100 for the payment to Lintasarta’s supplier. On August 6, 2003, the facility was rolled over until August 6, 2004 but the facility amount was reduced to US$1,000. On June 29, 2004, the facility was rolled over until August 6, 2005. As of December 31, 2004, Lintasarta has not used this facility.

•

Bank guarantee facility amounting to US$3,000. On August 4, 2003, this facility was rolled over until August 6, 2004 but the facility amount was reduced to US$500. On June 29, 2004, the facility was rolled over until August 6, 2005. No drawdowns have been made from the reduced facility as of  December 31, 2004.

c.

Import Sight L/C Facility and Investment Credit Facility 2 from Niaga

On August 14, 2003, Lintasarta obtained facilities from Niaga as follows:

•

Import Sight L/C facility for the purchase of telecommunication equipment, computer and other supporting facilities amounting to US$10,000 wherein Rp15,000 of the facility would be financed through investment credit facility 2 and the remainder would be financed by Lintasarta itself. The expiry date of the facility was extended from August 14, 2004 to December 31, 2004. As of December 31, 2004, Lintasarta has already used this facility to the extent of US$5,101. The facility used was financed by investment credit facility 2 amounting to US$1,827 or equivalent to Rp15,000 (see below) and the remaining balance of US$3,274 was financed by Lintasarta itself amounting to US$1,700 and by investment credit facility 3 amounting to US$1,574 (see point a above).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

17.

LONG-TERM DEBTS (continued)

c.

Import Sight L/C Facility and Investment Credit Facility 2 from Niaga (continued)

•

Investment credit facility 2 amounting to Rp15,000 to finance the above facility. This loan bears interest at 3-month time deposits rate guaranteed by Bank Indonesia plus 2.75% (subsequently changed to 3% on October 1, 2003). The loan has a grace period until August 14, 2004 to start paying the interest on the loan. The repayment of the principal started on November 14, 2004, with installments amounting to Rp1,500 payable quarterly up to February 14, 2007. As of December 31, 2004, Lintasarta has fully drawn this facility.

The loan is collateralized by all equipment (purchased from the proceeds of the credit facilities) and receivables from frame relay (Note 7).

The loan also has the same restrictive covenants as the Import Sight L/C Facility and Investment Credit Facility 1 from Niaga.

d.

BCA

1).

On July 23, 2002, the Company entered into a loan agreement with a total facility of US$75,000 with BCA. This time loan facility was used by the Company to finance the capital injection in Satelindo (Note 1d). Interest was paid quarterly at the annual fixed interest rate of 8.6%. The loan was covered by a promissory note issued by the Company to BCA, which note was transferable by BCA to other banks in Indonesia with prior notification to the Company. In December 2002, the Company partially settled the loan amounting to US$50,000 of which US$10,000 was financed by a part of the proceeds from the Second Indosat Bonds in Year 2002 with Fixed and Floating Rates (Note 18) and US$40,000 was financed through a new loan facility from BCA (see below). The balance of US$25,000 was fully repaid in January 2003.

2).

On December 3, 2002, the Company entered into another loan agreement with a total facility of US$40,000 to refinance a part of the above BCA loan. The loan was scheduled to  be payable in quarterly installments of US$3,333 starting from March 23, 2005 to  December  23, 2007. Interest was paid quarterly at 5.9% over the interest rate of     three-month time deposits in U.S. dollar of BCA. The loan was collateralized by the Company’s investment in shares of Satelindo with a minimum amount of 125% of the total loan facility. On January 8, 2004, this loan was fully repaid.

The scheduled principal payments from 2005 to 2008 of all the long-term debts as of December 31, 2004 are as follows:

2005

2006

2007

2008Total

In rupiah

Syndicated Loan Facility 2

BCA

146,250

170,625

292,500

292,500901,875

BNI

123,750

144,375

247,500

247,500763,125

Mandiri

44,440

44,440

44,440

44,460177,780

Niaga

60,799

45,200

38,900

-144,899

Others

182

901

-

-

1,083

Total

375,421

405,541

623,340

584,4601,988,762

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

18.

BONDS PAYABLE

As of December 31, 2003 and 2004, this account consists of:

2003

2004

Guaranteed Notes Due 2010 (US$300,000) - net of

unamortized notes issuance cost of Rp27,828 in 2003

and Rp24,629 in 2004

2,511,639

2,762,371

Third Indosat Bonds in Year 2003 with Fixed Rate - net of

unamortized bonds issuance cost of Rp29,443 in 2003

and Rp24,830 in 2004

2,470,557

2,475,170

Second Indosat Bonds in Year 2002 with Fixed and Floating Rates

1,075,000

1,075,000

First Indosat Bonds in Year 2001 with Fixed and Floating Rates

1,000,000

1,000,000

Indosat Syari’ah Mudharabah Bonds in Year 2002

175,000

175,000

Limited bonds issued by Lintasarta*

30,436

30,436

Convertible bonds issued by Lintasarta**

6,106

6,106

Total

7,268,738

7,524,083

*  after elimination of limited bonds issued to the Company amounting to Rp9,564

** after elimination of convertible bonds issued to the Company amounting to Rp13,893

Guaranteed Notes Due 2010

In October 2003, the Company, through IFB, issued Guaranteed Notes Due 2010 with fixed rate.
The notes have a total face value of US$300,000. The notes have B+ and B2 ratings from Standard & Poor’s (“S&P”) and Moody’s Investors Service (“Moody’s”), respectively. The notes bear fixed interest rate at 7.75% per annum payable in semi-annual installments on May 5 and November 5 of each year, commencing May 5, 2004. The notes will mature on November 5, 2010.

The notes are redeemable at the option of IFB, in whole or in part at any time on or after November 5, 2008. The notes are redeemable at prices equal to 103.8750%, 101.9375% and 100.0000% of the principal amount during the 12-month period commencing on November 5 of 2008, 2009 and 2010, respectively. In addition, prior to November 5, 2006, IFB may redeem up to a maximum of 35% of the original aggregate principal amount, with the proceeds of one or more public equity offerings of the Company, at a price equal to 107.75% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any. The notes are also redeemable at the option of IFB, in whole but not in part, at any time, at a price equal to 100% of the principal amount thereof, plus any accrued and unpaid interest and additional amount to the date of redemption, in the event of certain changes affecting withholding taxes in Indonesia and the Netherlands that would require IFB or the Company to pay an additional amount in respect of any note in excess of certain amounts. Upon a change in control of IFB (including sale, transfer, assignment, lease, conveyance or other disposition of “all or substantially all” of IFB’s assets), the holder of the notes has the right to require IFB to repurchase all or any part of such holder’s notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any, to the purchase date.

The Company received the proceeds of the notes on November 5, 2003.

The net proceeds, after deducting the underwriting fee and offering expenses, were used primarily to repay a portion of Indosat’s (including Satelindo’s and IM3’s) outstanding indebtedness amounting to Rp1,500,000 and US$447,500.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

18.

BONDS PAYABLE (continued)

Guaranteed Notes Due 2010 (continued)

The amortization of notes issuance cost charged to operations amounted to Rp473 in 2003 and Rp3,199 in 2004.

Third Indosat Bonds in Year 2003 with Fixed Rate

On October 15, 2003, the Company issued at face value its Third Indosat Bonds in Year 2003 with Fixed Rate (“Third Indosat Bond”), with BRI as the trustee. The bonds have a total face value of Rp2,500,000 in Rp50 denomination. The bonds have idAA+ and AA+ ratings from PT Pemeringkat Efek Indonesia (“Pefindo”) and PT Kasnic Credit Rating (“Kasnic”), respectively. The bonds consist of two series:

•

Series A bonds amounting to Rp1,860,000 which bear interest at the fixed rate of 12.5% per annum for 5 years starting October 22, 2003

•

Series B bonds amounting to Rp640,000 which bear interest at the fixed rate of 12.875% per annum for 7 years starting October 22, 2003

The bonds mature if the Company exercises the following options:

•

Early Settlement Option

:

the Company has the right to make early payment for all the Series A bonds on the 4th anniversary of the bonds at 100% of the bonds’ nominal value. The Company has also the right to make early payment for all the Series B bonds on the 4th and the 6th anniversaries of the bonds at 100% of the bonds’ nominal value.

•

Buy-back Option

:

after the 1st anniversary of the bonds, the Company has the right to buy back part or all of the bonds at market price temporarily or as an early settlement.

PT Kustodian Sentral Efek Indonesia (“KSEI”), acting as payment agent, shall pay interest on the bonds, as follows:

Series A

:

Starting on January 22, 2004 and every quarter thereafter up to October 22, 2008

Series B

:

Starting on January 22, 2004 and every quarter thereafter up to October 22, 2010

The proceeds of the bonds were used as capital injection to Satelindo which, in turn, used the proceeds to repay its debts (Note 17) and Guaranteed Floating Rate Bonds (Note 1d - SIB).

The bonds are neither collateralized nor guaranteed by other parties.

Based on the bonds indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The amortization of bonds issuance cost charged to operations amounted to Rp749 in 2003 and Rp4,613 in 2004.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

18.

BONDS PAYABLE (continued)

Second Indosat Bonds in Year 2002 with Fixed and Floating Rates

On November 6, 2002, the Company issued its Second Indosat Bonds in Year 2002 with Fixed and Floating Rates (“Second Indosat Bond”), with BRI as the trustee. The bonds have a total face value of Rp1,075,000 in Rp50 denomination. The bonds have an idAA+ (stable outlook) rating from Pefindo. The bonds consist of three series:

•

Series A bonds amounting to Rp775,000 which bear interest at the fixed rate of 15.75% per annum for 5 years starting February 6, 2003

•

Series B bonds amounting to Rp200,000, which bear interest at the fixed rate of 16% per annum for 30 years starting February 6, 2003. The bonds mature if the Company or the bondholder exercises the following options:

-

Buy Option

:

the Company has the right to make early payment for all the Series B bonds on the 5th, 10th, 15th, 20th and 25th anniversaries of the bonds at 101% of the bonds’ nominal value.

-

Sell Option

:

the bondholder has the right to ask for early settlement from the Company at  100% of the bonds’ nominal value: 1) at any time, if the rating of the bonds decreases to idAA- or lower (Special Sell Option) or 2) on the 15th, 20th and 25th anniversaries of the bonds (Regular Sell Option).

•

Series C bonds amounting to Rp100,000 which bear interest at the fixed rate of 15.625% per  annum for the first year starting February 6, 2003 and floating rates for the succeeding years  until November 6, 2007. The floating rates are determined using the last interest rate for three-month period of Certificates of Bank Indonesia, plus 1.625% margin. The floating rates should have a maximum limit of 18.5% and a minimum limit of 15% per annum.

KSEI, acting as payment agent, shall pay interest on the bonds, as follows:

Series A and C

:

Starting on February 6, 2003 and every quarter thereafter up to November 6, 2007

Series B

:

Starting on February 6, 2003 and every quarter thereafter up to November 6, 2032

Buy Option

:

February 6, 2003 and every quarter thereafter up to November 6, 2007, 2012, 2017, 2022 and 2027

Sell Option

:

February 6, 2003 and every quarter thereafter up to November 6, 2017, 2022 and 2027

The bonds are neither collateralized by any specific Company assets nor guaranteed by other parties. All of the Company’s assets, except for the assets that have been specifically used as security to its other creditors, are used as pari-passu security for all of the Company’s other liabilities including the bonds.

The proceeds of the bonds were used to repay the working capital loan from Mandiri and time loan facility from BCA (Note 17).

Based on the bonds indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

18.

BONDS PAYABLE (continued)

First Indosat Bonds in Year 2001 with Fixed and Floating Rates

On April 12, 2001, the Company issued its First Indosat Bonds in Year 2001 with Fixed and Floating  Rates (“First Indosat Bond”), with BRI as the trustee. The bonds, which consist of two series, have a total face value of Rp1,000,000 in Rp50 denomination and mature on April 12, 2006. The bonds have an idAA+ (stable outlook) rating from Pefindo.

The Series A bonds amounting to Rp827,200 bear interest at the fixed rate of 18.5% per annum for 5  years starting April 12, 2001. The Series B bonds amounting to Rp172,800 bear interest at the fixed rate of 18.5% per annum for the first year starting April 12, 2001 and floating rates for the succeeding years. The floating rates are determined using the average for 5 working days of the average 3-month rupiah time deposits with Mandiri, BCA, BNI and Danamon, plus a fixed premium of 2.25%.
The floating rates should have a maximum limit of 21% and a minimum limit of 16% per annum. KSEI, acting as payment agent, pays quarterly interest on the bonds starting July 12, 2001 until April 12, 2006.

The bonds are neither collateralized by any specific Company assets nor guaranteed by other parties. All of the Company’s assets, except for the assets that have been specifically used as security to its other creditors, are used as pari-passu security for all of the Company’s other liabilities including the bonds.

The proceeds of the bonds have been used for developing cellular business through a subsidiary (IM3), the Company’s domestic network, and internet and multimedia infrastructure; improving the service and quality of international direct dialing and related services; and increasing submarine cable capacity.

Based on the bonds indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

Indosat Syari’ah Mudharabah Bonds in Year 2002 (“Syari’ah Bonds”)

On November 6, 2002, the Company issued its Syari’ah Bonds, with BRI as the trustee. The bonds have a total face value of Rp175,000 in Rp50 denomination and mature on November 6, 2007.
The bonds have an idAA+ (stable outlook) rating from Pefindo.

Each bondholder is entitled to a revenue-sharing income [Pendapatan Bagi Hasil (“PBH”)], which is determined on the basis of the bondholder’s portion (Nisbah) of the Shared Revenue (Pendapatan Yang Dibagihasilkan). Shared revenue refers to the operating revenue of Satelindo and IMM earned from their satellite and internet services, respectively. The bondholders’ portions (expressed in percentages) of the satellite and internet services revenue, are as follows:

Percentage (%)

Year

Satellite

Internet

1

6.91

10.75

2

6.91

9.02

3

6.91

7.69

4

6.91

6.56

5

6.91

5.50

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

18.

BONDS PAYABLE (continued)

Indosat Syari’ah Mudharabah Bonds in Year 2002 (“Syari’ah Bonds”) (continued)

Based on an agreement reached between the Company and the bondholders in the Syari’ah Bondholders’ General Meeting held on October 1, 2003, the shared revenue which previously referred to the operating revenue of Satelindo earned from its satellite services was changed to the operating revenue of the Company earned from the same services. The bondholders’ portions (expressed in percentages) of the Company’s satellite revenue also changed as follows:

Year

Percentage (%)

1

6.91

2

9.34

3

9.34

4

9.34

5

9.34

KSEI, acting as payment agent, shall pay quarterly the revenue-sharing income on the bonds starting February 6, 2003 until November 6, 2007.

The bonds are not collateralized by any specific Company assets nor guaranteed by other parties. All  of the Company’s assets, except for the assets that have been specifically used as a security to its other creditors, are used as pari-passu security for all of the Company’s other liabilities including the bonds.

The proceeds of the bonds replaced the Company’s internal funds used for the development of its cellular business through the acquisition of Satelindo.

Based on the bonds indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

Limited Bonds Issued by Lintasarta

In June 2003, Lintasarta entered into an agreement with its stockholders for the former to issue limited bonds amounting to Rp40,000. The limited bonds represent unsecured bonds which mature on June 2, 2006 and bear interest at the fixed rate of 16% per annum for the first year and floating rates for the succeeding years. The floating rates are determined using the average 3-month rupiah time deposit rates with Mandiri, BNI, BRI and BTN, plus a fixed premium of 3%. The floating rates should have a maximum limit of 19% and a minimum limit of 11% per annum. Lintasarta pays interest on the bonds quarterly starting September 2, 2003.

On September 26, 2003, Lintasarta obtained approval from Niaga on the issuance of the limited bonds (Note 17).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

18.

BONDS PAYABLE (continued)

Convertible Bonds Issued by Lintasarta

At Lintasarta’s Stockholders’ Annual General Meeting held on March 21, 2002, the stockholders approved, among others, the declaration of cash dividend amounting to Rp25,300 or 37.5% of Lintasarta’s net income in 2001. Cash dividend paid on June 3, 2002 amounted to Rp4,149 (net of tax). The remaining dividend is distributed in the form of unsecured convertible bonds, which bear interest at the annual fixed rate of 19% and payable on a quarterly basis. The bonds will be converted into Lintasarta’s common stock at par value of Rp1,000,000 per share on the bonds’ maturity date on June 30, 2007.

On May 23, 2003, Lintasarta obtained approval from Niaga on the issuance of the convertible bonds (Note 17).

Based on the first amendment dated July 12, 2004 of the Convertible Bond Agreement, the fixed interest rate of the convertible bonds issued by Lintasarta has been changed to become a floating rate. The floating rate is determined using the average rate for 6-month rupiah time deposits with Mandiri, BNI and BTN, plus a fixed premium of 3%. The floating rate should have a maximum limit of 19% and a minimum limit of 11%. The first amendment is effective starting on July 1, 2004.

The scheduled principal payments of all the bonds payable outstanding as of December 31, 2004 are as follows:

2005

2006

2007

2008Total

In U.S. dollar

Guaranteed Notes

Due 2010

In U.S. dollar *

-

-

-

-

-

In equivalent rupiah

-

-

-

-

-

In rupiah

Third Indosat Bonds

Series A***

-

-

-

1,860,000

1,860,000

Second Indosat Bonds

Series A and C **

-

-

875,000

-875,000

First Indosat Bonds

-

1,000,000

-

-

1,000,000

Syari’ah Bonds

-

-

175,000

-175,000

Limited Bonds

of Lintasarta

-

30,436

-

-

30,436

Convertible Bonds

of Lintasarta

-

-

6,106

-6,106

Total

-

1,030,436

1,056,106

1,860,0003,946,542

*    these notes do not have specific maturity date due to the early redemption option

**   excluding Series B bonds which do not have specific maturity date due to the buy and sell option

*** excluding Series B bonds which do not have specific maturity date due to the early settlement and buy-back option

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

19.

CAPITAL STOCK

The Company’s capital stock ownership as of December 31, 2003 (as restated) and 2004 is as follows:

2003

Number of

Percentage

Shares Issued

of Ownership

Stockholders

and Fully Paid

Amount

(%)

A Share

Government of the Republic

of Indonesia

1

-

-

B Shares

Indonesia Communications

Limited, Mauritius

2,171,250,000

217,125

41.94

Government of the Republic

of Indonesia

776,624,999

77,662

15.00

Others (holding below 5% each)

2,229,625,000

222,963

43.06

Total

5,177,500,000

517,750

100.00

2004

Number of

Percentage

Shares Issued

of Ownership

Stockholders

and Fully Paid

Amount

(%)

A Share

Government of the Republic

of Indonesia

1

-

-

B Shares

Indonesia Communications

Limited, Mauritius

2,171,250,000

217,125

41.08

Government of the Republic

of Indonesia

776,624,999

77,662

14.69

Others (holding below 5% each)

2,337,433,500

233,744

44.23

Total

5,285,308,500

528,531

100.00

The “A” share is a special share held by the Government of the Republic of Indonesia and has special voting rights. The material rights and restrictions which are applicable to the “B” shares are also applicable to the “A” share, except that the Government may not transfer the “A” share, and it has a veto right with respect to (i) amendment to the provisions regarding the rights of “A” share as stipulated in the articles of association; (ii) amendment to the objective and purposes of the Company;               (iii) increase of capital without pre-emptive rights; (iv) merger, consolidation and acquisition; and (v) dissolution and liquidation of the Company.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

19.

CAPITAL STOCK (continued)

Based on a letter dated December 30, 2002 from the Government of the Republic of Indonesia to the Chairman of BAPEPAM and a press release held by the Government on December 15, 2002, the Government through the Ministry of State-Owned Enterprises has entered into a Share Purchase Agreement dated December 15, 2002 with ICL and STT Communications Limited (“STTC”), the  sole  shareholder of ICL, for the sale of the Government’s 2,171,250,000 B shares (as restated) (representing 41.94%  ownership interest in 2003 or 41.08% ownership interest in 2004) in the Company to ICL. The closing date of the transaction was December 20, 2002.

Based on a letter from STT to the Chairman of BAPEPAM which was prepared in accordance with  BAPEPAM Regulations No. IX.H.1, “Open Company Takeover”, and No. X.M.1, “Disclosure Requirements for Certain Shareholders”, STT reported the above transaction to BAPEPAM. In addition, STT also reported to BAPEPAM the following matters, among others:

•

Based on an agreement dated December 15, 2002 between the Government of the Republic of Indonesia and ICL which expires in 3 years, ICL will not resell the Company’s shares within 3 years. Moreover, STTC was required to maintain at least 50.1% equity interest in ICL.

•

STT through ICL will support, along with the Government of Indonesia, the merger plan of Satelindo and IM3 into the Company.

•

The Government of the Republic of Indonesia agreed to vote together with ICL within one year on dividend distribution, amendment of the articles of association, merger, consolidation and acquisitions by the Company (where the consolidation will not affect the continuing business operations of the Company).

At the Company’s Stockholders’ Extraordinary Meeting held on December 27, 2002 the minutes of which were notarized under deed No. 42 of Rini Yulianti, S.H. (as a substitute notary of Poerbaningsih Adi Warsito, S.H.) on the same date, the stockholders approved to amend the Company’s articles of association relating to, among others, the right of the “A” share to appoint only one director and one commissioner of the Company.

Based on a letter from ICL to the Company regarding a notification of pledge of shares with respect to shares of the Company, ICL informed the Company that ICL pledged all of its B Shares as collateral for a loan facility obtained by STTC from third parties.

Based on a resolution at the Company’s Stockholders’ Extraordinary Meeting held on March 8, 2004, the Stockholders approved, among others, to:

•

Split the nominal value of the Company’s A share and B shares from Rp500 to Rp100 per share, resulting in an increase in the number of authorized shares from 4,000,000,000 to 20,000,000,000 shares and in the number of issued and fully paid shares from 1,035,500,000 to 5,177,500,000 shares

•

Reclassify four A shares resulting from the stock split to B shares

•

Change the exercise price of ESOP Phase 1 (Note 20) from Rp7,837.2 to Rp1,567.4 and increase the number of options by 5 times.

In connection with the exercise of ESOP Phase I commencing from August 1, 2004, 107,808,500 B shares have been issued as of December 31, 2004 (Note 20) at a total premium of Rp207,794.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

20.

STOCK OPTIONS

At the Company’s Annual Stockholders’ General Meeting held on June 26, 2003, the stockholders resolved to, among others, issue 258,875,000 Company B shares (as restated, Note 19) in reserve which are equal to 5% of the Company’s issued and fully paid capital with nominal value of Rp100 per share (as restated) by implementing BAPEPAM Regulation No. IX.D.4, “Capital Increases Without Pre-emptive Rights”, which will be allocated to the employees through an Employee Stock Option Program (“ESOP”). The exercise price for ESOP Phase I is 90% of the average closing price of the Company’s shares within 25 consecutive exchange days in the regular market prior to the announcement for the above-mentioned Annual Stockholders’ General Meeting [i.e. Rp1,567.4 (in full amount, as restated)].

The ESOP will be distributed in two phases:

a.

Phase I: 50% of the ESOP shares or 129,437,500 share options (as restated) will be distributed to  the Company’s and its subsidiaries’ permanent employees and Boards of Directors and Commissioners from August 1, 2003 with one year vesting period. The exercise period for the options is one year commencing August 1, 2004.

b.

Phase II: 50% of the ESOP shares or 129,437,500 share options will be distributed to the Company’s and its subsidiaries’ permanent employees and Boards of Directors and Commissioners from August 1, 2004 with one year vesting period. The exercise period for the options is one year commencing August 1, 2005.

At the Company’s Annual Stockholders’ General Meeting held on June 22, 2004, the stockholders resolved, among others, that the exercise price for ESOP Phase II is 90% of the average closing price  of the Company’s shares within 25 consecutive exchange days in the regular market prior to  the  announcement for the 2004 Annual Stockholders’ General Meeting [i.e. Rp3,702.6 (in full amount)].  It is also resolved that the undistributed ESOP shares from ESOP Phase I will be reallocated for distribution in ESOP Phase II.

In 2004, the Company made an adjustment to decrease the compensation expense of ESOP Phase I as a result of options amounting to Rp3,609 being forfeited.

The total fair values of stock options under ESOP Phase I and Phase II are Rp55,932 and Rp155,681, respectively.

The fair values of stock options under ESOP Phase I and Phase II were computed by adopting the Black-Scholes option pricing model and applying the following assumptions:

Phase I

Phase II

Risk-free interest rate

10.00%

8.90%

Expected dividend yield

4.36%

3.50%

Expected volatility

36.50%

37.00%

Expected option period

2 years

2 years

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

20.

STOCK OPTIONS (continued)

In 2003, the Company recognized proportionate five months’ compensation expense relating to ESOP Phase I amounting to Rp24,809, while in 2004, the Company recognized the remaining proportionate seven months’ compensation expense relating to ESOP Phase I and the proportionate five months’ compensation expense relating to ESOP Phase II amounting to Rp31,123 and Rp64,867, respectively, as part of “Operating Expenses - Personnel”.

As of December 31, 2004, the number of stock options under ESOP Phase I exercised by the employees is 107,808,500 shares (Note 19).

21.

OPERATING REVENUES - CELLULAR

This account consists of:

2002

2003

2004

Usage charges

2,139,450

3,270,652

4,218,800

Features

538,578

1,163,048

2,239,731

Interconnection income

375,650

482,274

707,544

Monthly subscription charges

116,334

115,836

130,413

Connection fee

87,715

49,431

103,625

Others

13,925

36,339

50,664

Total

3,271,652

5,117,580

7,450,777

The above interconnection income includes interconnection income from related parties amounting to Rp291,815 , Rp466,711 and Rp546,132 in 2002, 2003 and 2004, respectively (Note 30).

22.

OPERATING REVENUES - FIXED TELECOMMUNICATION

The “Operating Revenues - Fixed Telecommunication” account represents the Company’s and Satelindo’s share of revenue from the following:

2002

2003

2004

International Calls

Incoming calls

899,429

902,483

863,192

Outgoing calls

1,238,510

905,186

680,374

Others

-

-

11,366

Total

2,137,939

1,807,669

1,554,932

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

22.

OPERATING REVENUES - FIXED TELECOMMUNICATION (continued)

Net settlements from other foreign telecommunications carriers of international telephone services amounted to Rp341,679, Rp450,874 and Rp644,909 in 2002, 2003 and 2004, respectively.

Operating revenues - international calls from related parties amounted to Rp1,101,366, Rp906,251 and Rp588,180 in 2002, 2003 and 2004, respectively. These amounts represent 51.52%, 50.13% and 37.83% of total operating revenues - international calls in 2002, 2003 and 2004, respectively (Note 30).

23.

OPERATING REVENUES - MIDI

This account consists of:

2002

2003

2004

Related parties

Frame net

60,342

79,201

110,702

World link and direct link

24,839

32,762

59,656

Application services

28,871

36,764

41,700

Internet

-

5,522

35,441

Digital data network

17,934

26,684

28,451

Satellite lease

62,650

26,901

24,998

Packet net

2,501

15,189

14,827

Leased line

30,188

29,318

10,002

Others

3,707

6,908

15,599

Sub-total

231,032

259,249

341,376

Third parties

Frame net

225,169

225,108

325,189

Internet

162,163

188,140

253,675

World link and direct link

277,892

220,043

222,945

Satellite lease

138,861

118,811

127,934

Digital data network

120,473

112,732

117,256

Leased line

24,264

24,805

25,423

Application services

22,476

11,008

12,908

TV link

9,994

13,305

10,985

Packet net

30,963

11,508

5,185

Others

19,751

43,625

41,065

Sub-total

1,032,006

969,085

1,142,565

Total

1,263,038

1,228,334

1,483,941

Operating revenues from satellite lease are pledged as collateral for long-term debts obtained and bonds issued by Satelindo (Notes 17 and 18).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

24.

OPERATING EXPENSES - PERSONNEL

This account consists of:

2002

2003

(As Restated -

(As Restated -

Note 4)

Note 4)

2004

Salaries

213,566

254,010

233,795

Bonuses

91,345

148,266

219,678

Employee income tax

91,476

123,934

167,114

Incentives and other employee allowances

166,643

179,433

161,538

Outsourcing

24,519

62,258

112,868

ESOP compensation expense (Note 20)

-

24,809

95,990

Postretirement healthcare benefit

7,979

11,797

48,133

Medical expense

25,667

31,208

38,110

Pension (Note 29)

14,870

53,304

33,931

Separation, appreciation and compensation expense

under Labor Law No. 13/2003 (Note 29)

7,286

5,994

13,253

Annual leave

8,100

15,004

3,917

Early retirement compensation

-

48,844

*

-

Others

57,868

64,128

79,057

Total

709,319

1,022,989

1,207,384

*

On April 28, 2003, the Company’s Directors issued Decree No. 28/DIREKSI/2003, “Program for Unconditional Voluntary Resignation due to Change in the Company’s Status and the Company’s Ownership Structure”. Under this decree, employees were offered early retirement option in exchange for separation, appreciation, compensation and other benefits. At the end of the program on June 25, 2003, there were 104 employees who took the option.

The personnel expenses capitalized to properties under construction and installation in 2002, 2003, and 2004 amounted to Rp15,007, Rp16,766 and Rp18,638, respectively.

25.

OPERATING EXPENSES - COMPENSATION TO TELECOMMUNICATIONS CARRIERS AND SERVICE PROVIDERS

This account consists of compensation to telecommunications carriers and service providers, as follows:

2002

2003

2004

Telkom

599,176

638,934

502,380

Other telecommunications carriers and

service providers

49,621

85,259

21,223

Total

648,797

724,193

523,603

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

25.

OPERATING EXPENSES - COMPENSATION TO TELECOMMUNICATIONS CARRIERS AND SERVICE PROVIDERS (continued)

The compensation expenses consist of interconnection and other expenses of the Company, Satelindo and IM3.

Interconnection relates to the expenses for the interconnection between each of the Company’s, Satelindo’s and IM3’s telecommunications networks and those owned by Telkom or other telecommunications carriers.

Other expenses charged by Telkom relate to the billings for the use of circuit, infrastructure rental and billing processing services provided by Telkom (Note 30). Other expenses charged by other telecommunications carriers mainly consist of billings for the use of their circuits.

The Company, Satelindo and IM3 have interconnection arrangements with domestic and overseas operators (Notes 30, 36 and 37). The operating revenues from interconnection services are presented on a net basis, except for those which are based on tariff as stipulated by the Government (Note 2o). The details of interconnection revenues which are presented on a net basis and shown as part of Operating Revenues, are as follows:

2002

2003

2004

Domestic

Interconnection revenues

1,132,594

1,483,067

1,709,298

Interconnection charges

(580,453

)

(848,184

)

(1,065,799)

Net

552,141

634,883

643,499

Overseas

Revenues from international carriers

974,718

1,000,781

1,010,759

Charges from international carriers

(633,039

)

(549,907

)

(365,850)

Net

341,679

450,874

644,909

26.

OPERATING EXPENSES - ADMINISTRATION AND GENERAL

This account consists of:

2002

2003

2004

Rent

53,616

66,340

90,057

Travel

50,216

66,914

55,211

Professional fees

37,472

30,339

48,575

Provision for doubtful accounts

75,701

144,352

33,786

Insurance

6,185

9,530

33,772

Training, education and research

33,051

28,743

30,673

Communications

29,688

32,035

30,140

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

26.

OPERATING EXPENSES - ADMINISTRATION AND GENERAL (continued)

2002

2003

2004

Catering

18,148

24,429

29,127

Utilities

21,542

30,178

27,662

Office supplies and stationery

18,068

21,415

20,673

Public relations

11,120

7,068

13,809

Others

55,783

36,645

57,862

Total

410,590

497,988

471,347

27.

OPERATING EXPENSES - OTHER COSTS OF SERVICES

This account consists of:

2002

2003

2004

Cost of SIM cards and pulse reload vouchers

137,075

221,909

426,497

Radio frequency license

136,608

204,801

180,153

Rent

78,634

127,205

123,626

Content provider

6,526

5,661

108,716

Utilities

70,823

71,564

103,090

Cost of software sold

69,660

68,312

83,051

Universal Service Obligation (“USO”)

18,526

21,153

70,376

Concession fee

66,416

70,331

63,120

Wartel (“Phone Kiosk”) commission

16,181

8,543

33,481

Delivery and transportation

27,349

30,795

29,113

Communications

27,451

24,345

25,567

Billing and collection

10,768

10,490

25,129

Insurance

63,794

59,127

19,370

Impairment loss on property and equipment

-

1,010

17,637

Others

6,136

47,819

63,565

Total

735,947

973,065

1,372,491

28.

OTHER EXPENSES - FINANCING COST

This account consists of:

2002

2003

2004

Interest on loans

566,876

825,381

1,075,911

Amortization of debts/bonds issuance

cost (Notes 17 and 18)

-

1,781

17,269

Bank charges

19,255

11,504

4,351

Total

586,131

838,666

1,097,531

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

29.

PENSION PLAN

The Company, Satelindo and Lintasarta have defined benefit and defined contribution pension plans covering substantially all of their qualified permanent employees.

Defined Benefit Pension Plan

The Company, Satelindo and Lintasarta provide defined benefit pension plans to their respective employees under which pension benefits to be paid upon retirement are based on the employees’ most recent basic salary and number of years of service. PT Asuransi Jiwasraya (“Jiwasraya”), a state-owned life insurance company, manages the plans. Pension contributions are determined by periodic actuarial calculations performed by Jiwasraya. The employees contribute 3% - 3.5% of their basic salary to the plans and the companies contribute any remaining amount required to fund their respective plans.

Based on an amendment dated December 22, 2000 of the Company’s pension plan, which was further amended on March 29, 2001, the benefits and premium payment pattern were changed.
Before the amendment, the premium was regularly paid annually until the plan would be fully funded and the benefits consisted of retirement benefit (regular monthly or lump-sum pension) and death insurance. In conjunction with the amendment, the plan would be fully funded after making installment payments up to January 2002 of the required amount to fully fund the plan determined as of September 1, 2000. The amendment also includes an additional benefit in the form of thirteenth-month retirement benefit, which is payable annually 14 days before Idul Fitri (“Moslem Holiday”).

The amendment covers employees registered as participants of the pension plan as of
September 1, 2000 and includes an increase in basic salary pension by 9% compounded annually starting from September 1, 2001. The amendment also stipulates that there will be no increase in the premium even in cases of mass employee terminations or changes in marital status.

The total premium installments based on the amendment amounted to Rp355,000, which was paid on due dates.

In 2002, the Company made additional payments to Jiwasraya amounting to Rp20,433 for additional pension benefits which will be received by the directors when they retire.

On June 25, 2003, Satelindo entered into an agreement with Jiwasraya to amend the benefit and premium payment pattern of the former’s pension plan. The amendment covers employees registered as participants of the pension plan as of December 25, 2002 up to June 25, 2003. Other new conditions include the following:

•

An increase in pension basic salary at 6% compounded annually starting from December 25, 2002

•

Thirteenth-month retirement benefit, which is payable annually 14 days before Idul Fitri

•

An increase in periodic payment of retirement benefit at 6% compounded annually starting one year after receiving periodic retirement benefit for the first time

•

Profit sharing provided by Jiwasraya to Satelindo if the average annual interest rate of time deposits of government banks exceeds 15%. The profit sharing is determined by a formula agreed by both parties and is intended to increase the participants’ retirement benefit.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

29.

PENSION PLAN (continued)

Defined Benefit Pension Plan (continued)

The total contributions of the Company, Satelindo and Lintasarta to Jiwasraya amounted to Rp25,653, Rp65,995 and Rp69,216 for the years ended December 31, 2002, 2003 and 2004, respectively.

The composition of the net periodic pension cost for the years ended December 31, 2002, 2003 and 2004 is as follows:

2002

2003

(As Restated -

(As Restated -

Note 4)

Note 4)

2004

Service cost

21,766

26,203

34,656

Interest cost

36,782

44,069

49,191

Net amortization

-

-

4,829

Return on plan assets

(43,678

)

(48,398

)

(54,745)

Immediate recognition of past service

cost - vested benefit

-

31,430

-

Net periodic pension cost

14,870

53,304

33,931

The net periodic pension cost for the pension plans for the years ended December 31, 2002, 2003 and 2004 was calculated based on the actuarial valuations as of December 31, 2002, 2003 and 2004, respectively.

These actuarial valuations were prepared by an independent actuary, using the projected-unit-credit method and applying the following assumptions:

2002

2003

2004

Annual discount rate

12%

12%

10%

Expected annual rate of return on plan assets

10 - 12%

7.5 - 12%

10%

Annual rate of increase in compensation

  6 - 10%

6 - 10%

9%

The funded status of the plans as of December 31, 2003 and 2004 is as follows:

2003

(As Restated -

Note 4)

2004

Projected benefit obligation

493,944

571,100

Plan assets at fair value

513,777

671,117

Excess of plan assets over projected benefit obligation

19,833

100,017

Unrecognized actuarial gain

127,074

82,175

Prepaid pension cost

146,907

182,192

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

29.

PENSION PLAN (continued)

Defined Benefit Pension Plan (continued)

Prepaid pension cost - net consists of:

2003

(As Restated -

Note 4)

2004

Prepaid pension cost of

the Company:

Current portion (presented as part of “Prepaid Expenses”)

28,570

22,905

Long-term portion

136,650

180,183

Accrued pension cost of

  Lintasarta

(18,313

)

(20,896)

Net

146,907

182,192

Plan assets principally consist of time deposits, debt securities, long-term investment in shares of stock and property.

Defined Contribution Pension Plan

In May 2001 and January 2003, the Company and Satelindo assisted their employees in establishing their respective employees’ defined contribution pension plans, in addition to the defined benefit pension plan as mentioned above. Starting June 2004, the Company also assisted ex-IM3’s employees in establishing their defined contribution pension plan. Under the defined contribution pension plan, the employees contribute 10% - 20% of their basic salaries while the Company does not contribute to the plans. Total contributions of the employees in 2002, 2003 and 2004 amounted to Rp9,809, Rp18,657 and Rp20,445, respectively. The plan assets are being administered and managed by seven financial institutions appointed by the Company and Satelindo, based on the choice of the employees.

On June 20, 2000, the Ministry of Manpower issued Decree No. KEP-150/Men/2000 (“KEP-150”) regarding the settlement of work dismissal and determination of separation, appreciation and compensation benefits by companies. Subsequently, KEP-150 was revoked by Labor Law No. 13/2003 dated March 25, 2003. The Companies’ employees will receive the benefits under this new law at the minimum. As of December 31, 2003 and 2004, the balance of accruals provided by the Companies in accordance with this law amounted to Rp30,950 (as restated) and Rp42,841, respectively. The accruals provided as of December 31, 2003 and 2004 were determined on the basis of actuarial computations. Such benefits provided are included in Personnel Expenses in the consolidated statements of income.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

30.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES

The details of the accounts and the significant transactions entered into with related parties (affiliates, unless otherwise indicated) are as follows:

Amount

Percentage to Total Assets/Liabilities (%)

2003

2004

2003

2004

Cash and cash equivalents

State-owned banks (Note 5)

2,228,570

2,526,632

8.559.06

Accounts receivable - trade

Telkom

308,745

253,480

1.18

0.91

Telkomsel

112,122

41,912

0.430.15

Singapore Telecommunications Ltd

(“SingTel”), Singapore

30,019

40,593

0.12

0.15

PT Televisi Republik Indonesia

(Persero) (“TVRI”)

37,792

38,505

0.150.14

StarHub Pte. Ltd. (“StarHub”), Singapore

14,113

27,597

0.05

0.10

State-owned banks

20,482

20,128

0.080.07

PT Pos Indonesia

8,448

9,238

0.030.03

Cable & Wireless Optus

(“Optus”), Australia

699

5,079

-

0.02

PT Citra Sari Makmur (“CSM”)

4,009

3,542

0.020.01

Others

16,273

31,691

0.06

0.11

Total

552,702

471,765

2.121.69

Less allowance for doubtful accounts

145,511

149,096

0.56

0.53

Net

407,191

322,669

1.561.16

Prepaid expenses (as restated - Note 4)

Ministry of Communications

7,697

111,458

0.030.40

Jiwasraya

28,570

22,905

0.110.08

Telkom

1,432

1,553

-

0.01

Pemda DKI Jakarta

1,543

164

0.01-

Others

3,109

5,163

0.010.02

Total

42,351

141,243

0.160.51

Other current assets

State-owned banks

2,462

8,666

0.010.03

Others

598

-

-

-

Total

3,060

8,666

0.010.03

Due from related parties

Key management personnel

Boards of Directors and

Commissioners

-

7,999

-

0.03

Others

28,864

20,436

0.110.07

PT Yasawirya Indah Mega Media

(“YIMM”)

10,413

10,413

0.040.04

PT Kalimaya Perkasa Finance

(“Kalimaya”)

10,401

10,401

0.040.04

Telkomsel

-

9,602

-

0.03

Kopindosat

2,028

6,207

0.010.02

Optus

-

2,356

-

0.01

GLP

33,424

-

0.13

-

PT Yasawirya Tama Cipta (“YTC”)

(Note 30e)

23,412

-

*

0.09

-

Telkom

231

-

-

-

* became third party as of December 31, 2004 (Note 30e)

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

30.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

Amount

Percentage to Total Assets/Liabilities (%)

2003

2004

2003

2004

Others

2,325

3,628

0.01

0.01

Total

111,098

71,042

0.430.25

Less allowance for doubtful accounts

77,666

23,089

0.30

0.08

Net

33,432

47,953

0.130.17

Long-term prepaid pension

(as restated - Note 4)

Jiwasraya

136,650

180,183

0.520.65

Long-term advances

Kopindosat

2,707

17,613

0.010.06

Others

18

1,246

-

0.01

Total

2,725

18,859

0.010.07

Non-current assets - others

Telkom

27,448

26,016

0.11

0.09

State-owned banks

19,602

12,613

0.070.05

Others

5,595

2,675

0.020.01

Total

52,645

41,304

0.200.15

Short-term loans

Mandiri

3,524

3,524

0.030.02

Accounts payable - trade

Telkom

1,983

5,940

0.01

0.04

Telkomsel

6,586

-

0.05

-

PT Indonesia Comnet Plus (“Comnet”)

1,389

-

0.01

-

Others

2,514

15,641

0.020.11

Total

12,472

21,581

0.090.15

Accrued expenses (as restated - Note 4)

Ministry of Communications

165,259

220,989

1.181.51

Boards of Directors and Commissioners

9,121

25,077

0.07

0.17

Jiwasraya

18,313

20,896

0.130.14

Kopindosat

462

15,055

-

0.10

Telkom

9,700

6,987

0.07

0.05

Others

2,562

1,309

0.020.01

Total

205,417

290,313

1.471.98

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

30.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

Amount

Percentage to Total Assets/Liabilities (%)

2003

2004

2003

2004

Due to related parties

Telkom

10,407

12,989

0.07

0.09

Indonesia Comnet

-

4,782

-

0.03

TVRI

2,479

2,262

0.020.02

State-owned banks

-

2,125

-

0.01

Kopindosat

3,329

1,635

0.020.01

PT Industri Telekomunikasi Indonesia

16,495

66

0.12

-

SingTel

386

-

-

-

Others

5,232

15,202

0.040.10

Total

38,328

39,061

0.270.26

Long-term debts (including current

maturities)

State-owned banks

1,722,327

928,110

12.286.32

Government of the Republic of

Indonesia

2,505

-

0.02

-

Others

893

893

0.01

0.01

Total

1,725,725

929,003

12.316.33

Other non-current liabilities

Ministry of Communications

147,355

145,991

1.050.99

Telkomsel

18,100

16,436

0.130.11

Telkom

1,469

-

0.01

-

Others

1,395

1,260

0.010.01

Total

168,319

163,687

1.201.11

   Percentage to Respective Income

                   or Expenses

Amount

            (%)

2002

2003

2004

2002

20032004

Operating revenues

Telkom

1,169,663

920,102

851,153

17.28

11.178.07

State-owned banks

91,247

123,413

220,818

1.351.502.09

SingTel

-

110,293

141,465

-

1.341.34

Telkomsel

263,260

301,221

121,095

3.893.661.15

StarHub

-

41,340

28,488

-

0.500.27

Lembaga Kantor Berita

Negara Antara

2,757

2,176

16,997

0.040.030.16

PT Infokom Elektrindo

(formerly

"PT Elektrindo

Nusantara")

15,662

15,014

15,698

0.230.18

0.15

Optus

-

13,530

14,731

-

0.160.14

Belgacom S.A.

-

-

10,577

-

-

0.10

CSM

10,565

7,648

7,957

0.160.090.08

PT Angkasa Pura

2,360

2,680

5,088

0.030.030.05

PT Garuda Indonesia

1,434

1,032

4,018

0.02

0.010.04

PSN

5,058

3,915

4,002

0.080.050.04

Sistelindo

14,061

8,991

3,785

0.210.110.04

Ministry of

Communications

15,984

2,890

3,339

0.24

0.040.03

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

30.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

   Percentage to Respective Income

                   or Expenses

Amount

            (%)

2002

2003

2004

2002

20032004

Mobisel

1,964

1,615

149

0.03

0.02-

PT Pos Indonesia

14,429

124

60

0.21

--

Advance Info Service

Public Co.

-

2,575

-

-

0.03-

PT Napsindo Primatel

International

2,116

-

-

0.03

--

Others

49,327

93,489

53,334

0.731.140.50

Total

1,659,887

1,652,048

1,502,754

24.5320.0614.25

Operating expenses

Personnel (as restated -

Note 4)

Boards of

Directors and

Commissioners

11,321

34,194

68,121

0.230.580.93

Jiwasraya

14,870

53,304

33,931

0.300.910.46

Others

6,603

9,944

72,370

0.140.170.99

Total

32,794

97,442

174,422

0.671.662.38

Compensation to

telecommunications

carriers and service

providers

Telkom

599,176

638,934

502,380

12.25

10.856.87

Telkomsel

4,718

-

-

0.10

--

Others

3,146

9,809

525

0.06

0.170.01

Total

607,040

648,743

502,905

12.4111.026.88

Administration and

general

Kopindosat

1,498

1,318

10,388

0.030.020.14

UGBDN

4,608

5,114

4,567

0.090.090.06

Kantor Pos dan

Giro Besar I

6,315

8,410

-

0.13

0.14-

Boards of

Directors and

Commissioners

963

4,228

-

0.02

0.07-

Others

310

905

3,443

0.01

0.020.05

Total

13,694

19,975

18,398

0.280.340.25

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

30.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

   Percentage to Respective Income

                   or Expenses

Amount

            (%)

2002

2003

2004

2002

20032004

Leased circuits

Comnet

5,150

9,464

31,979

0.110.160.44

SingTel

-

6,724

18,289

-

0.11

0.25

StarHub

-

-

2,477

-

-

0.03

Others

-

-

18,227

-

-

0.25

Total

5,150

16,188

70,972

0.110.270.97

Other costs of services

Ministry of

Communications

221,550

296,285

313,649

4.53

5.034.29

Pemda DKI Jakarta

1,551

1,911

1,642

0.030.030.02

Others

3,106

4,076

8,186

0.070.070.11

Total

226,207

302,272

323,477

4.635.134.42

Other income

(expenses)

Interest income

(expense) - net

State-owned banks

247,359

(8,576

)

(41,609

)

(41.26

)

1.08

4.56

Telkom

226,869

-

-

(37.85

)

--

Others

-

-

3,265

-

-

(0.36)

Net

474,228

(8,576

)

(38,344

)

(79.11

)

1.084.20

The following are the significant agreements/transactions with related parties:

a.

State-owned banks

The Companies place a substantial amount of their cash and cash equivalents in various state-owned banks. Interest rates on these placements are comparable to those offered by third-party banks.

The Company and Sisindosat also obtained loans from Mandiri and BNI (Note 17).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

30.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

b.

Telkom

(1)

a.

International telecommunications services

The Company and Satelindo have an agreement with Telkom, a majority state-owned local telecommunications services company, for the provision of international telecommunications services to the public. The principal matters covered by the agreement are as follows:

•

Telkom provides the local network for customers to make or receive international calls. The Company and Satelindo provide the international network for the customers. The international telecommunications services include international calls, telex, telegram, packet net, TV link, frame net, etc.

•

The Company, Satelindo and Telkom are responsible for their respective telecommunications facilities.

•

Telkom handles customer billing and collection, except for leased circuits and public phones located at the international gateways. The Company and Satelindo pay Telkom 1% of the collections made by Telkom, plus the billing process expenses which are fixed at Rp41 per record of outgoing call up to December 31, 2001 and Rp82 per record of outgoing call starting January 1, 2002, as compensation for billing processing (Note 25).

•

The compensation arrangement for the services provided is based on interconnection tariffs (Note 37) determined by the Ministry of Communications.

Receivables from Telkom are settled according to payments received by Telkom from the respective customers. These receivables are non-interest bearing.

Under a cooperation agreement with Telkom, the compensation of Telkom relating to leased circuit/channel services, such as world link and bit link, is calculated at 15% of the Company’s collected revenues from such services.

The Company and Satelindo also lease circuits from Telkom to link Jakarta, Medan and Surabaya.

b.

Cellular Services

Satelindo and IM3 also have an agreement with Telkom for the interconnection of Satelindo’s and IM3’s GSM mobile cellular telecommunications network with Telkom’s Public Switched Telephone Network (“PSTN”), enabling Satelindo’s and IM3’s customers  to make outgoing calls to or receive incoming calls from Telkom’s customers. The interconnection tariffs are determined by the Ministry of Communications (Note 37).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

30.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

b.

Telkom (continued)

(2)

In 1994, Satelindo entered into a Land Transfer Agreement with Telkom for the transfer of Telkom’s rights to use 134,925 square meters of land located at Daan Mogot, West Jakarta, where Satelindo’s earth control station is currently situated. The Land Transfer Agreement enables Satelindo to use the land for a period of 30 years from the date of the agreement, for a price equivalent to US$40,000 less Rp43,220, and could be extended based on mutual agreement. This agreement was subsequently superseded by Land Rental Agreement dated December 6, 2001, under the same terms as those of the Land Transfer Agreement, except for a provision fixing the exchange rate in the conversion of the outstanding balance of the price which was paid in 2001.

 (3)

In 1998, Lintasarta entered into a cooperation agreement with Telkom regarding the use and supply of telecommunication facility. Lintasarta agreed to rent a Digital Transmission Channel Network from Telkom until August 2002. Based on the agreement, Lintasarta should pay in advance rental fee of Rp14,835. Rental fee charged to operations amounted to Rp907 in 2002 which is presented as part of “Operating Expenses - Compensation to Telecommunications Carriers and Service Providers”. Upon its expiration, the agreement was not extended.

(4)

In 1999, Lintasarta entered into an agreement with Telkom, whereby Telkom agreed to lease one transponder to Lintasarta for US$1,800 a year. Based on the first amendment agreement dated May 9, 2000, Telkom agreed to lease additional one-fourth of a transponder. Lintasarta paid US$2,250 a year from May 1, 2000 up to September 30, 2002. Based on the second amendment agreement dated December 2, 2002, the lease period has been extended to September 30, 2005. Lintasarta has to pay Rp4,781 for the transponder lease from October 1 up to December 31, 2002 and US$2,250 a year from January 1, 2003 up to September 30, 2005. However, based on the third amendment agreement dated March 15, 2004, the rental rate has been changed to Rp13,000 a year from April 1, 2004 up to September 30, 2007. Transponder lease expense charged to operations amounted to Rp20,528 in 2002, Rp19,282 in 2003 and Rp14,516 in 2004 which are presented as part of “Operating Expenses - Compensation to Telecommunications Carriers and Service Providers”.

The following is a summary of the significant transactions between the Companies and Telkom:

Amount

Percentage to Respective Income or Expenses (%)

2002

2003

2004

2002

20032004

Net operating

revenues

(net of

allocation

to overseas

international

carriers)

1,169,663

920,102

851,153

17.28

11.178.07

Operating

expenses

599,176

638,934

502,380

12.25

10.856.87

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

30.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

 c.

Telkomsel

The Company, Satelindo and IM3 have interconnection transactions with Telkomsel, a subsidiary of Telkom, under a contractual sharing agreement which provides the following:

•

The Company’s and Satelindo’s international gateway exchanges are interconnected with Telkomsel’s GSM mobile cellular telecommunications network to make outgoing or receive incoming international calls through the Company’s and Satelindo’s international gateway exchanges.

•

The Company and Satelindo receive as compensation for the interconnection, a portion of Telkomsel’s revenues from the related services that are made through the Company’s and Satelindo’s  international gateway exchanges.

•

Satelindo and IM3 also have agreements with Telkomsel for the interconnection of Satelindo’s and IM3’s GSM mobile cellular telecommunications network with Telkomsel’s network, enabling Telkomsel’s customers to make calls to or receive calls from Satelindo’s and IM3’s customers.

•

The agreements are renewable annually.

Interconnection revenues earned from Telkomsel for the years ended December 31, 2002, 2003 and 2004 amounted to Rp259,326, Rp285,488 and Rp185,180, respectively, which are net of interconnection charges amounting to Rp257,139, Rp364,550 and Rp431,543, respectively.

d.

Jiwasraya

Jiwasraya is a state-owned life insurance company that provides services to the Companies in managing the Companies’ pension plan.

e.

YTC

IMM provided long-term loans to YTC relating to the construction of YTC’s office building and the  purchase of its land and studio equipment. The loans are collateralized by a part of the property and equipment and shares of YTC. Considering YTC’s financial position, IMM has provided an allowance to cover possible losses from uncollectible loans amounting to Rp23,412 as of December 31, 2003. On February 6, 2004, YTC was sold by IMM to a third party.

f.

Key Management Personnel

The amounts due from key management personnel represent portions of housing and transportation allowances which were given in advance by the Company to its employees and transformation incentive (incentive given to employees to encourage them to adapt to the transformation of the business of the Company from fixed line international provider to cellular operator) which is amortized over the average remaining service period of the employees.
The prepaid/unamortized portions of housing and transportation advances and transformation incentives which were given to key management personnel in 2003 and 2004 amounted to Rp28,864 and Rp28,435, respectively, and are presented as part of “Due from Related Parties”, while those given to non-key management personnel amounting to Rp5,566 and Rp2,355 as of December 31, 2003 and 2004 are presented as part of “Accounts Receivable - Others” for the current portion, and Rp132,156 and Rp129,671 as of December 31, 2003 and 2004, respectively, as “Long-term Receivables” for the long-term portion.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

30.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

g.

Kopindosat

Kopindosat is a cooperative established by the Company’s employees to engage in various activities from which it earns revenues, such as providing housing and car loans and other consumer loans principally to the Company’s employees, as well as car, house, and equipment rental and other services principally to the Company.

Kopindosat and certain of its subsidiaries are under the supervision of the Company’s management. The Company also seconded several of its employees on a temporary basis to support Kopindosat and its subsidiaries in conducting their businesses and to provide managerial training for the Company’s employees. In addition, the Company provides Kopindosat and certain of its subsidiaries some office spaces in its buildings for use in their businesses.

As of  December 31, 2003 and 2004, Kopindosat has investments in the following entities:

Equity Interest (%)

2003

2004

PT Puri Perkasa Farmindo

95.00

95.00

PT Duta Sukses Utama

90.00

90.00

PT Mutiara Data Caraka Lintas

15.00

15.00

Lintasarta

0.66

0.66

Sisindosat

0.53

0.53

IMM

0.50

0.50

Kopindosat distributes annually to the Company’s employees a portion of its profit earned during the preceding fiscal year. The Company initially makes the distribution (charged to a receivable account) to the employees and is subsequently reimbursed by Kopindosat. The timing of such reimbursement, which has historically occurred within the year of distribution, is subject to negotiations between the Company and Kopindosat. The receivable is non-interest bearing.

Due to the merger of the Company and Satelindo (Note 1e), Kopindosat and Koperasi Karyawan Satelindo Antariksa, a cooperative established by Satelindo’s employees, agreed to merge on March 2, 2004 with Kopindosat as the surviving entity.

h.

PSN

In 1997, Satelindo entered into an operation agreement with PSN, an investee of Telkom, in respect of the Palapa-C satellites. In accordance with the agreement, Satelindo agreed to operate and control the Palapa-C satellites through Satelindo’s Master Control Station (“MCS”) located at Daan Mogot, West Jakarta. Under the agreement, PSN shall pay an annual operation fee of US$323 to Satelindo. The operation fee is payable in quarterly installments.

The agreement was amended in 1999 relating to the de-orbit of one of the satellites.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

30.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

i.

GLP

In 1997, GLP (an associated company) issued a promissory note amounting to US$10,000 payable to PT Asuransi Jasa Indonesia, which note was subsequently arranged to be made payable to PT Rekasaran Utama on the maturity date of the note in 1997. The note was secured by a corporate guarantee issued by Sisindosat.

As a result of the economic condition in Indonesia (Note 41), GLP could no longer pay the note. As guarantor, Sisindosat had become liable for the payment of the note. At the Extraordinary Meeting of the Stockholders of GLP in 1998, the stockholders approved that Sisindosat be entitled to take custody of the office building when GLP defaulted in the payment of the note. Based on a negotiable promissory note agreement in 1999, the note was settled from the proceeds of a loan acquired by Sisindosat from the Company and Sisindosat’s guarantee was released.

Sisindosat provided an allowance for possible loss from the non-collection of this loan receivable and related interest in 2002 and 2003, after considering GLP’s financial position. GLP was sold in 2004 (Note 9).

The management believes that the allowance provided on accounts receivable - trade and others from related parties is adequate to cover possible loss from uncollectible accounts.

The relationship and nature of account balances/transactions with other related parties are as follows:

Nature of Account

No.

Related Parties

Relationship

Balances/Transactions

1.

SingTel

Affiliate

Operating revenues - cellular and

international calls

2.

TVRI

Affiliate

Operating revenues - MIDI and

marketing expenses

(advertising)

3.

StarHub

Affiliate

Operating revenues -

international calls

4.

PT Pos Indonesia

Affiliate

Operating revenues – MIDI

5.

Optus

Affiliate

Operating revenues - cellular and

international calls

6.

CSM

Affiliate

Operating revenues – MIDI

7.

Ministry of Communications

Government agency

Operating revenues - MIDI and

concession fee

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

30.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

Nature of Account

No.

Related Parties

Relationship

Balances/Transactions

1.

Pemda DKI Jakarta

Government agency

Compensation for

telecommunication tower

operations

2.

YIMM

Associated company

Interest-bearing loan

3.

Kalimaya

Associated company

Interest-bearing loan

4.

Comnet

Affiliate

Other cost of services - rent of

transmission channel

5.

PT Industri Telekomunikasi

Indonesia

Affiliate

Procurement payable

13.

Government of the Republic of

Indonesia

Stockholder

Dividend payable and

interest-bearing loan

14.

Lembaga Kantor Berita

Negara Antara

Affiliate

Operating revenues - MIDI

15.

 PT Infokom Elektrindo

Affiliate

Operating revenues - cellular,

international calls and MIDI

1.

Belgacom S.A.

Affiliate

Operating revenues - cellular and

international calls

17.

PT Angkasa Pura

Affiliate

Operating revenues - MIDI

18.  PT Garuda Indonesia

Affiliate

Operating revenues - MIDI

   19.  Sistelindo

Associated company

Operating revenues – MIDI

20.

 Mobisel

Affiliate

Operating revenues - cellular and

 international calls

21.  Advance Info Service

     Public Co.

Affiliate

Operating revenues - MIDI

22.

 PT Napsindo Primatel

     International

Affiliate

Operating revenues - cellular and

     international calls

          23.  UGBDN

Affiliate

Rent expense

          24.  Kantor Pos dan Giro Besar I

Affiliate

Mailing expense

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

31.

EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

2002

2003

2004

 Numerator for basic and diluted earnings

per share (as restated - Note 4):

Income before extraordinary item

340,712

1,582,024

1,633,208

Extraordinary item – net of

deferred tax effect

-

4,499,947

-

Net Income

340,712

6,081,971

1,633,208

Denominator - number of shares

Denominator for basic earnings per share:

Weighted-average number of shares

outstanding during the year (including

effect of exercise of ESOP Phase I

in 2004)

1,035,500,000

1,035,500,000

5,202,760,294

Effect of stock split (Note 19)

4,142,000,000

4,142,000,000

-

Denominator for basic earnings per

share - adjusted weighted-average

number of shares after effect of stock split

(as restated) and effect of exercise of

ESOP Phase I in 2004

5,177,500,000

5,177,500,000

5,202,760,294

Dilutive effect of ESOP (Note 20):

Phase I

-

6,519,066

-

Phase II

-

-

4,646,308

Denominator for diluted earnings per share

(as restated)

5,177,500,000

5,184,019,066

5,207,406,602

Basic earnings per share (as restated)

Income before extraordinary item

65.81

305.56

313.91

Extraordinary item

-

869.13

-

Net income per share

65.81

1,174.69

313.91

Diluted earnings per share (as restated)

Income before extraordinary item

65.81

305.17

313.63

Extraordinary item

-

868.04

-

Net income per share

65.81

1,173.21

313.63

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

32.

DISTRIBUTION OF INCOME AND APPROPRIATION OF RETAINED EARNINGS

At the Company’s Annual Stockholders’ General Meeting held on June 20, 2002, the stockholders resolved to, among others:

a.

Approve the utilization of 2001 net income (before restatement - Note 4) as follows:

-

59% for reinvestment and working capital

-

1% for reserve fund

-

40% for dividend or Rp112.24 per share (as restated, Note 19)

b.

Pay the dividend on July 29, 2002.

At the Company’s Annual Stockholders’ General Meeting held on June 26, 2003, the stockholders resolved to, among others:

a.

Approve the utilization of 2002 net income (before restatement - Note 4) as follows:

-

54% for reinvestment and working capital

-

1% for reserve fund

-

45% for dividend or Rp29.23 per share (as restated, Note 19)

b.

Pay the dividend on August 1, 2003.

At the Company’s Annual Stockholders’ General Meeting held on June 22, 2004, the stockholders resolved to, among others:

a.

Approve the utilization of 2003 net income (before restatement - Note 4) as follows:

-

51% for reinvestment and working capital

-

1% for reserve fund

-

48% for dividend or Rp145.55 per share

b.

Pay the dividend on July 29, 2004.

33.

DERIVATIVES

During 2004, the Company entered into several swap contracts. Listed below is information related to the contracts and their fair value:

Cross Currency Swap:

Fair Value (Rp)

Counter-Party

Notional Amount (US$)

Receivable

Payable

a.

Goldman Sachs Capital Market, L.P.,

New York (“GSCM”) *

50,000

-

-

b.

GSCM *

25,000

-

-

c.

GSCM *

25,000

-

-

d.

Standard Chartered Bank, Jakarta

Branch

25,000

-

10,194

e.

JPMorgan Chase Bank, Singapore

Branch (“JPMorgan”)

25,000

-

20,915

f.

GSCM

100,000

-

110,203

Sub-total

-

141,312

* terminated during the year

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

33.

DERIVATIVES (continued)

Interest Rate Swap:

Fair Value (Rp)

Counter-Party

Notional Amount (US$)

Receivable

Payable

g.

Barclays Capital, London

(“Barclays”)

50,000

-

19,745

h.

ABN Amro Bank, N.V., London

Branch (“ABN”)

25,000

1,051

-

i.

GSCM *

25,000

-

-

j.

ABN

25,000

-

14,363

k.

The Hongkong and Shanghai

Banking Corporation Limited,

Jakarta Branch (“HSBC”)

25,000

1,051

-

Sub-total

2,102

34,108

Total

2,102

175,420

* terminated during the year

The net change in fair value of the swap contracts totalling Rp173,318 in 2004 is presented as “Loss on Change in Fair Value of Derivatives - Net” under Other Income (Expenses) in the 2004 consolidated statement of income. “Derivative Assets” is presented under current assets amounting to Rp2,102 and “Derivative Liabilities” is presented under current liabilities amounting to Rp175,420 as of December 31, 2004.

The following are the details of the swap contracts:

Cross Currency Swap Contracts

a.

On January 20, 2004, the Company entered into a cross currency swap contract with GSCM. Based on the contract, the Company would swap, at the final exchange date (termination date)
on October 30, 2010, a total of Rp419,400 for US$50,000 minus Contingent Notional Amount. The Contingent Notional Amount would be computed based on 12-month LIBOR rate.
The contract provided for the Company to make semi-annual payments, every April 30 and October 30 up to the termination date, at 12-month U.S. dollar LIBOR plus 2.125% (subject to a maximum of 3.64%) per annum if the 12-month U.S. dollar LIBOR was equal to or less than 5.90%. Otherwise, the semi-annual payments would be at 12-month U.S. dollar LIBOR plus 2.125% per annum. This contract was terminated on August 9, 2004. Based on the termination confirmation, the Company should pay US$2,340 to GSCM for the termination payment and to roll over the US$2,340 outstanding balance under the contract into the new cross currency swap contract (see Note 33f). Up to the termination date of this contract, the total swap cost amounting to Rp8,313 is presented as part of “Loss on Change in Fair Value of Derivatives - Net” under Other Income (Expenses).

b.

On February 20, 2004, the Company entered into a cross currency swap contract with GSCM. Based on the contract, the Company would swap, at the final exchange date (termination date) on October 30, 2010, a total of Rp210,000 for US$25,000 minus Contingent Notional Amount.
The Contingent Notional Amount would be computed based on 12-month LIBOR rate.
The contract provided for the Company to make semi-annual payments, every April 30 and

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

33.

DERIVATIVES (continued)

Cross Currency Swap Contracts (continued)

October 30 up to the termination date, at 12-month U.S. dollar LIBOR plus 1.75% (subject to a maximum of 3.65%) per annum if the 12-month U.S. dollar LIBOR was equal to or less than 6.20%. Otherwise, the semi-annual payments would be at 12-month U.S. dollar LIBOR plus 1.75% per annum. This contract was terminated on August 9, 2004. Based on the termination confirmation, the Company should pay US$1,020 to GSCM for the termination payment and to roll over the US$1,020 outstanding balance under the contract into the new cross currency swap contract (see Note 33f). Up to the termination date of this contract, the total swap cost amounted to Rp3,996, which is presented as part of “Loss on Change in Fair Value of Derivatives - Net” under Other Income (Expenses).

c.

On March 31, 2004, the Company entered into a cross currency swap contract with GSCM. Based on the contract, the Company would swap, at the final exchange date (termination date) on October 30, 2010, a total of Rp211,250 for US$25,000 minus Contingent Notional Amount.
The Contingent Notional Amount would be computed based on 12-month LIBOR rate.
The contract provided for the Company to make semi-annual payments, every April 30 and
October 30 up to the termination date, at 12-month U.S. dollar LIBOR plus 0.95% per annum.
This contract was terminated on August 9, 2004. Based on the termination confirmation, the Company should pay US$4,140 to GSCM for the termination payment and to roll over the US$4,140 outstanding balance under the contract into the new cross currency swap contract (see Note 33f). Up to the termination date of this contract, the total swap cost amounted to Rp3,083, which is presented as part of “Loss on Change in Fair Value of Derivatives - Net” under Other Income (Expenses).

d.

On April 23, 2004, the Company entered into a cross currency swap contract with Standard Chartered Bank, Jakarta Branch. Based on the contract, the Company will swap at the final exchange date (termination date) on November 5, 2008, a total of Rp214,625 for US$25,000.
The contract provides for the Company to make semi-annual payments, every May 5 and November 5 up to the termination date, at 6-month U.S. dollar LIBOR plus 2.60% per annum. Total swap cost in 2004 amounting to Rp5,086 is presented as part of “Loss on Change in Fair Value of Derivatives - Net” under Other Income (Expenses).

e.

On November 5, 2004, the Company entered into a cross currency swap contract with JPMorgan. Based on the contract :

•

If the spot rate at termination date is less than Rp14,000 (in full amount) to US$1, the Company will swap at the final exchange date (termination date) on November 5, 2010, a total of Rp225,000 for US$25,000.

•

If the spot rate at termination date is higher than Rp14,000 (in full amount) to US$1, the Company will swap at the final exchange date (termination date) on November 5, 2010, a certain rupiah amount (i.e. equivalent to US$25,000 multiplied by exchange rate of Rp9,000 plus the excess of actual spot rate over Rp14,000) for US$25,000.

The contract provides for the Company to make semi-annual payments, every May 5 and November 5, up to termination date, at the fixed rate of 5% per annum of Rp225,000.

The contract provides early termination option for JPMorgan and the Company on
November 5, 2008 or November 5, 2009.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

33.

DERIVATIVES (continued)

Cross Currency Swap Contracts (continued)

b.

On August 9, 2004, the Company entered into a new cross currency swap contract with GSCM to roll over the outstanding balance under its 3 previous cross currency swap contracts with GSCM (Notes 33a, 33b and 33c above). Based on the contract, the Company would swap at termination date on November 5, 2010, a total of Rp840,650 for US$100,000. The contract provides for the Company to make semi-annual payments, every May 5 and November 5, up to termination date, at 6-month U.S. dollar LIBOR plus 2.62% per annum. Total swap cost with GSCM in 2004 amounting to Rp10,797 is presented as part of “Loss on Change in Fair Value of Derivatives - Net” under Other Income (Expenses).

As of December 31, 2004, the Company has transferred margin deposit to GSCM’s account amounting to US$8,750 which amount was charged to restricted cash, a component of “Other Non-current Assets” account.

Interest Rate Swap Contracts

c.

On February 10, 2004, the Company and Barclays entered into an interest swap contract with a notional amount of US$50,000. Based on the contract, the Company agreed to pay at floating rate, in semi-annual intervals, every May 5 and November 5 up to the termination date on November 5, 2010, 6-month U.S. dollar LIBOR plus 0.45% (subsequently changed to 1.33%*), in exchange for 7.75% per annum, times the actual number of days in which the 6-month U.S. dollar LIBOR is located in the pre-determined annual (subsequently changed to semi-annual*) range. The range has been predetermined annually (subsequently changed to semi-annually*) up to 2010 and takes effect on May 5 (subsequently changed to May 5 and November 5*) of each year.
The interest income arising from this transaction amounting to Rp17,524 in 2004 is presented as part of “Loss on Change in Fair Value of Derivatives - Net” under Other Income (Expenses).

The contract provides early termination option for Barclays, every May 5 and November 5,      commencing on May 5, 2006 up to termination date.

* effective on September 15, 2004

d.

On April 19, 2004, the Company and ABN entered into an interest swap contract with a notional amount of US$25,000. Based on the contract, the Company agreed to pay at floating rate, in semi-annual intervals, every May 5 and November 5 up to termination date on November 5, 2008, 6-month U.S. dollar LIBOR plus 0.25%, in exchange for 7.75% per annum times the actual number of days on which the 6-month U.S. dollar LIBOR is less than the upper limit. The upper limit has been pre-determined semi-annually up to 2008 and takes effect on May 5 and November 5 of each semester. The interest income arising from this transaction amounting to Rp6,867 in 2004 is presented as part of “Loss on Change in Fair Value of Derivatives - Net” under Other Income (Expenses).

The contract allows ABN to terminate the contract, every May 5 and November 5, commencing on May 5, 2006 (Note 42b).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

33.

DERIVATIVES (continued)

Interest Rate Swap Contracts (continued)

e.

On April 26, 2004, the Company and GSCM entered into an interest swap contract with a notional amount of US$25,000. Based on the contract, the Company agreed to pay at floating rate, in semi-annual intervals, every April 30 and October 30, up to the termination date on October 30, 2010, 6-month U.S. dollar LIBOR minus 0.25% (subject to a maximum of 7.64%) plus a Contingent Spread, in exchange for 7.75% per annum. The Contingent Spread was pre-determined semi-annually up to 2010 and took effect on April 30 and October 30 of each semester.

The contract provided early termination option for GSCM, every April 30 and October 30, commencing on October 30, 2004 up to October 30, 2008. On October 30, 2004, GSCM terminated this contract. The interest income arising from this transaction up to the termination date amounting to Rp6,431 is presented as part of “Loss on Change in Fair Value of Derivatives - Net” under Other Income (Expenses).

f.

On May 6, 2004, the Company and ABN entered into an interest swap contract with a notional amount of US$25,000. Based on the contract, the Company agreed to pay at floating rate, in annual intervals, every November 5 up to termination date on November 5, 2006, 12-month U.S. dollar LIBOR plus 3.50% in exchange for 7.75% per annum. The interest income arising from this transaction amounting to Rp1,672 in 2004 is presented as part of “Loss on Change in Fair Value of Derivatives - Net” under Other Income (Expenses) (Note 42b).

g.

On May 7, 2004, the Company and HSBC entered into an interest swap contract with a notional amount of US$25,000. Based on the contract, the Company agreed to pay at floating rate, in annual intervals, every November 5 up to the termination date on November 5, 2006, 12-month U.S. dollar LIBOR plus 3.50% in exchange for 7.75% per annum. The interest income arising from this transaction amounting to Rp1,648 in 2004 is presented as part of “Loss on Change in Fair Value of Derivatives - Net” under Other Income (Expenses).

34.

COMMITMENTS AND CONTINGENCIES

a.

As of December 31, 2004, commitments on capital expenditures which are contractual agreements not yet realized relate to the procurement, installation and maintenance of property and equipment, and procurement of SIM cards and pulse reload vouchers stock amounting to US$109,300, EUR1,921,659 (in full amount) and Rp759,694 respectively (Note 42f).

The significant commitments on capital expenditures are as follows:

•

On April 15, 2004, the Company entered into a Construction of Single Network Jabotabek Area Agreement with PT Ericsson Indonesia and Ericsson AB (“Ericsson”), whereby Ericsson agreed to provide equipment and services in the construction of a single network for the Company’s GSM telecommunication system for contract amounts of US$95,951 and Rp194,087.

As of December 31, 2004, the Company has issued several Purchase Orders (“POs”) which relate to the purchase commitment under this agreement. The POs that have not been served amount to US$16,555 and Rp16,737 as of December 31, 2004.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

34.

COMMITMENTS AND CONTINGENCIES (continued)

•

On November 5, 2003, IM3 entered into an agreement with Nokia for the latter to enhance the former’s radio network in East Java for contract amounts of Rp61,761 and US$43,074. On October 19, 2004, the Company and Nokia amended the contract amounts to Rp113,923 and US$65,247.

As of December 31, 2004, the Company has issued several POs which relate to the purchase commitment under this agreement and its amendment. The POs that have not been served amount to Rp73,045 and US$29,007 as of December 31, 2004.

•

On March 29, 1996, Satelindo and Siemens AG entered into a GSM Public Land Mobile Network (“PLMN”) Agreement for Satelindo to procure GSM PLMN in order to fulfill its operational requirements. This agreement has been amended from time to time, the latest amendment of which is Amendment III dated June 6, 2003 covering Switching Subsystem Expansion Project. The total contract price under this agreement and its related amendments amounts to US$66,182 and an additional amount based on the future actual growth of Satelindo’s cellular subscribers (“pay-as-you-grow scheme”).

As of December 31, 2004, Satelindo has issued several POs which relate to the purchase commitment under this agreement and its amendments. The POs that have not been served amount to US$7,095 as of December 31, 2004.

•

On September 15, 2004, the Company and PT Alcatel Indonesia (“Alcatel”) entered into a Relocation Equipment Ex-Inner Jabotabek Agreement, whereby Alcatel agreed to dismantle cellular base station subsystem ex-Inner Jabotabek to be relocated outside of Jabotabek for a contract amount of Rp88,161.

As of December 31, 2004, the Company has issued several POs which relate to the purchase commitment under this agreement. The POs that have not been served amount to Rp70,529 as of December 31, 2004.

b.

As of December 31, 2004, commitments made by the Company under operating lease agreements amounted to Rp9,729 and US$69, which have less than one year maturities (Note 42f).

c.

In 1994 and 1998, the Company was appointed as a Financial Administrator (“FA”) and Central Billing Party (“CBP”), respectively, by a consortium which was established to build and sell/lease Asia Pacific Cable Network (“APCN”) submarine cable in countries in the Asia-Pacific Region. As an FA, the Company collects and distributes funds from the sale of APCN’s IRU and Defined Underwritten Capacity (“DUC”) and Occasional Commercial Use (“OCU”) service, while as a CBP, the Company manages funds from the members of the consortium for upgrading the APCN cable. The funds received from the sale of IRU and DUC, OCU services and funds received for upgrading the APCN cable do not belong to the Company and, therefore, are not recorded in the Company’s books. However, the Company manages these funds in separate accounts.
As of December 31, 2004, the balance of the funds (including interest earned) amounted to US$31,459. Besides the funds from the sale of IRU, the members of the consortium also receive their share of the interest earned by the above funds.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

34.

COMMITMENTS AND CONTINGENCIES (continued)

d.

Based on letters No. S-5341/LK/2002 and No. S-5327/LK/2002, both dated December 4, 2002, from the Ministry of Finance (“MOF”) of the Republic of Indonesia, the Company was fined 2% interest per month as penalty (maximum of interest for 24 months) for the late payment of the Government’s dividends. The Company paid the dividends in accordance with the payment schedule approved in its Stockholders’ Annual General Meeting.

The penalties amounted to Rp20,633 and Rp38,096 for the dividends from the Company’s net income in 1999 and 2000, respectively. Based on a letter dated January 6, 2003, the Company requested the MOF to reconsider its decision to impose the penalties.

On December 1, 2003, MOF, through its letter No. S-6287/LK/2003, refused to reconsider its decision. Based on the letter, the penalty for the dividend from the Company’s net income in 2000 has been increased from Rp38,096 to Rp42,902.

Based on letter No. S-20/MBU.S/2004 dated January 28, 2004 of the Ministry of State-owned Enterprises of the Republic of Indonesia, the Ministry requested the MOF to reconsider its decision to penalize the Company for the late payment of dividends to the Government.

On February 5, 2004, the MOF, in its letter No. S-498/LK/2004, reminded the Company to settle the penalties.

In response to letter No. S-20/MBU.S/2004 dated January 28, 2004 from the Ministry of State-owned Enterprises (see above), the MOF through its letter No.  S-126/MK.6/2004 dated March 15, 2004 stated that the request of the Ministry of State-owned Enterprises to release the Company from the penalty on late payment of dividends was difficult to consider as there was no regulation for the release of the penalty on the late payments of dividends.

As of December 31, 2003 and 2004, the Company did not accrue any penalties on the dividends because, in the opinion of the Company’s legal counsels, the MOF had no basis to impose the penalties.

35.

TROUBLED DEBTS RESTRUCTURING

a.

On May 30, 2000, Satelindo completed its debts restructuring negotiations with its lenders. In connection with the successful completion of these negotiations, Satelindo executed the MRA between itself and its lenders. The carrying amount of the long-term debts amounted to US$448,042 as of May 30, 2000. The difference amounting to US$14,102 between the carrying amount of the long-term debts and the total future payments of principal had been deferred and intended to be offset against future interest expense on the debts since the total payments of principal and interest over the remaining term of the debts exceeded the carrying amount of the long-term debts.

The significant terms and conditions of Satelindo’s debts pursuant to the provisions of the MRA were as follows:

1.

Ex - IBRA Term Loan

Lender

IBRA

Principal

US$65,402

Interest

LIBOR plus 2.5%

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

35.

TROUBLED DEBTS RESTRUCTURING (continued)

2.

Term Loan with IntesaBci S.p.A

Facility Agent

IntesaBci S.p.A, Singapore Branch

Principal

US$45,640

Interest

LIBOR plus 2.5%

3.

GECA Credit

Lead Manager

Commerzbank AG, Frankfurt am Main

Principal

US$108,008

Interest

2000 - 2003

: LIBOR plus 2.5%

2004

: LIBOR plus 4.5%

2005

: LIBOR plus 5.0%

2006

: LIBOR plus 5.5%

4.

Guaranteed Floating Rate Bonds

Trustee

The Bank of New York

Principal

US$214,890

Interest

2000 - 2003

: LIBOR plus 2.5%

2004

: LIBOR plus 4.5%

2005

: LIBOR plus 5.0%

2006

:

LIBOR plus 5.5%

Under the MRA, the repayment (in U.S. dollars) of the loans had been scheduled as follows:

Guaranteed

Floating Rate

   Ex - IBRA

IntesaBci S.p.A

 GECA Credit

BondsTotal

June 30, 2000

3,000

2,282

-

-5,282

December 31, 2000

3,000

2,282

-

-5,282

June 30, 2001

3,000

2,282

-

-5,282

December 31, 2001

3,000

2,282

-

-5,282

June 30, 2002

12,200

9,128

-

-21,328

December 31, 2002

12,200

9,128

-

-21,328

June 30, 2003

14,500

9,128

-

-23,628

December 31, 2003

14,502

9,128

-

-23,630

April 30, 2004

-

-

18,001

-

18,001

October 31, 2004

-

-

18,001

-

18,001

December 31, 2004

-

-

-

71,630

71,630

April 30, 2005

-

-

18,001

-

18,001

October 31, 2005

-

-

18,002

-

18,002

December 31, 2005

-

-

-

71,630

71,630

April 30, 2006

-

-

18,001

-

18,001

October 31, 2006

-

-

18,002

-

18,002

December 31, 2006

-

-

-

71,630

71,630

Total

65,402

45,640

108,008

214,890433,940

The MRA included provisions for mandatory prepayment (under certain conditions) and voluntary prepayments. On July 28, 2002, Satelindo made mandatory prepayments amounting to US$56,250, which included accrued interest. On October 31, 2003, Satelindo repaid all the loans under the MRA (Note 17).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

35.

TROUBLED DEBTS RESTRUCTURING (continued)

b.

Debt Facility with Alcatel CIT and Enkomindo

In addition to the four loans above, Satelindo also converted a payable to Alcatel CIT and Enkomindo into a long-term debt facility, with details as follows:

Lender

Alcatel CIT and Enkomindo

Principal

US$116,000

Interest

2000 -2003

: LIBOR plus 2.50%

2004

: LIBOR plus 4.50%

The regular repayment (in U.S. dollar) of this debt facility had been scheduled as follows:

Amount

March 31, 2000

11,600

September 30, 2000

11,600

March 31, 2001

11,600

September 30, 2001

11,600

March 31, 2002

11,600

September 30, 2002

11,600

March 31, 2003

11,600

September 30, 2003

11,600

March 31, 2004

11,600

September 30, 2004

11,600

Total

116,000

On October 31, 2003, Satelindo fully repaid this debt.

36.

TARIFF SYSTEM

a.

International telecommunications services

The service rates (“tariffs”) for overseas exchange carriers are set based on the international telecommunications regulations established by the International Telecommunications Union (“ITU”). These regulations require the international telecommunications administrations to establish and revise, under mutual agreement, accounting rates to be applied among them, taking into account the cost of providing specific telecommunications services and relevant recommendations from the Consultative Committee on International Telegraph and Telephone (“CCITT”). The rates are divided into terminal shares payable to the administrations of terminal countries and, where appropriate, into transit shares payable to the administrations of transit countries.

The ITU also regulates that the monetary unit to be used, in the absence of special arrangements, shall be the Special Drawing Right (“SDR”) or the Gold franc which is equivalent to 1/3.061 SDR. Each administration shall, subject to applicable national law, establish the charges to be collected from its customers.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

36.

TARIFF SYSTEM (continued)

a.

International telecommunications services (continued)

The tariffs billed to domestic subscribers for international calls originating in Indonesia, also known as collection rates, are established in a decision letter of the Ministry of Communications, which rates are generally higher than the accounting rates. During the period 1996 to 1998, the Ministry of Communications made tariff changes effective January 1, 1997, March 15, 1998 and November 15, 1998.

b.

Cellular services

Tariffs for cellular providers are set on the basis of Regulation No. KM 27/PR.301/MPPT-98 dated February 23, 1998 of the Ministry of Tourism, Posts and Telecommunications (subsequently renamed “Ministry of Communications”). Under this regulation, the cellular tariffs consist of the following:

•

Connection fee

•

Monthly charges

•

Usage charges

The maximum tariff for connection fee is Rp200,000 per new connection number. The maximum tariff for monthly charges is Rp65,000. Usage charges consist of the following:

1.

Airtime

The maximum airtime tariff charged for “origin” cellular is Rp325/minute. The details of the tariff system are as follows:

a.

Cellular to cellular

: 2 times airtime rate

b.

Cellular to PSTN

: 1 time airtime rate

c.

PSTN to cellular

: 1 time airtime rate

d.

Card phone to cellular

: 1 time airtime rate plus 41% surcharge

2.

Usage

a.

Usage tariff charged to a cellular subscriber who makes a call to another subscriber using PSTN network is similar to the usage tariff of PSTN, which is applied on a time differentiation basis. For the use of local PSTN network, the tariff is computed at 50% of the prevailing local PSTN tariff.

b.

Long-distance usage tariff between two different service areas without using PSTN network is similar to the prevailing tariff on domestic long-distance call (“SLJJ”) for a PSTN subscriber.

The maximum tariff for active roaming is Rp1,000 per call and is charged to in-roaming cellular subscriber who makes a call.

Tariffs for prepaid customers are also regulated by the Ministry of Communications in its Decree No. KM.79 Year 1998 dated December 14, 1998, and are typically higher than tariffs for post-paid subscribers. Cellular operators are allowed to set their own tariffs. However, the maximum usage tariffs for prepaid customers may not exceed 140% of peak time tariffs for post-paid subscribers.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

37.

INTERCONNECTION TARIFFS

Interconnection tariffs among domestic telecommunications operators are regulated by the Ministry of Communications through its decree No. KM.108/PR.301/MPPT-94 dated December 28, 1994.
The decree has been updated several times with the latest update being decree No. KM.37 Year 1999 dated June 11, 1999. This decree, along with decree No. KM.46/PR.301/MPPT-98 dated February 27, 1998, prescribes interconnection tariff structures between mobile cellular telecommunications network and PSTN, mobile cellular telecommunications network and international telecommunications network, mobile cellular telecommunications network and other domestic mobile cellular telecommunications network, international telecommunications network and PSTN, and between other domestic PSTNs.

Based on the decree of the Ministry of Communications, the interconnection tariff arrangements are as follows:

1.

Structure of Interconnection Tariff

a.

Between international and domestic PSTN

Based on decision letter No. KM.37 Year 1999 dated June 11, 1999 of the Ministry of Communications, the interconnection tariffs are as follows:

Tariff

Basis

Access charge

Rp850 per call

Number of successful outgoing

and incoming calls

Usage charge

Rp550 per paid minute

Duration of successful outgoing

and incoming calls

USO

Rp750 per call

Number of successful outgoing

and incoming calls

For a ten-year period effective January 1, 1995, the Company (Indosat only, not including Satelindo) was originally exempted from the obligation to pay USO to Telkom.

Based on a letter from the Ministry of Communications, the access and usage charges to be paid by an international telecommunications carrier to a domestic carrier for the next ten years up to 2004 are not to exceed 25% of the international telecommunications carrier’s international telecommunications revenue.

Based on letter No. 1685/Dittel/X/2003 dated September 3, 2003 of the Directorate General of Post and Telecommunications and decision letter No.KM.34 Year 2004 dated March 11, 2004 of the Ministry of Communications, the USO tariff has been changed from Rp750 per successful international outgoing or incoming call to 0.75% of gross revenues from all services after considering the interconnection expense and provision for doubtful accounts. The new tariff has been applied effective on March 11, 2004.

b.

Between domestic PSTN and other domestic PSTN

Interconnection charges for domestic telecommunication traffic (local and SLJJ) between domestic PSTN with other domestic PSTN are based on agreements made by those domestic PSTN telecommunication carriers.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

37.

INTERCONNECTION TARIFFS (continued)

1.

Structure of Interconnection Tariff (continued)

c.

Between cellular telecommunications network and domestic PSTN

Based on the Ministry of Tourism, Posts and Telecommunications Decree No. KM.46/PR.301/ MPPT-98 (“Decree No. 46”) dated February 27, 1998 which became effective starting April 1, 1998, the interconnection tariffs are as follows:

(1)

Local Calls

For local calls from a cellular telecommunications network to a PSTN subscriber, the cellular operator pays the PSTN operator 50% of the prevailing tariff for local calls.
For local calls from the PSTN to a cellular subscriber, the cellular operator receives the airtime charged by the PSTN operator to its subscribers.

(2)

SLJJ

For SLJJ which originates from the PSTN to a cellular subscriber, the cellular operator receives a portion of the prevailing SLJJ tariff, which portion ranges from 15% of the prevailing SLJJ tariff plus the airtime charges in cases where the entire long-distance portion is not carried by the cellular operator, to 60% of the tariff plus the airtime charges in cases where the entire long-distance portion is carried by the cellular operator.

For SLJJ which originates from a cellular telecommunications network to a PSTN subscriber, the cellular operator is entitled to retain a portion of the prevailing SLJJ tariff, which portion ranges from 15% of the tariff in cases where the entire long-distance portion is not carried by the cellular operator, to 60% of the tariff in cases where the entire long-distance portion is carried by the cellular operator.

d.

Between cellular telecommunications network and another cellular telecommunications network

Based on Decree No. 46, the interconnection tariffs are as follows:

(1)

Local Calls

For local calls from a cellular telecommunications network to another, the “origin” cellular operator pays the airtime to the “destination” cellular operator. If the call is carried by a PSTN, the cellular operator pays the PSTN operator 50% of the prevailing tariff for local calls.

(2)

SLJJ

For SLJJ which originates from a cellular telecommunications network, the cellular operator is entitled to retain a portion of the prevailing SLJJ tariff, which portion ranges from 15% of the tariff in cases where the entire long-distance portion is not carried by the cellular operator, to 85% of the tariff in cases where the entire long-distance portion is carried by the cellular operator and the call is delivered to another cellular operator, and to 100% if the call is delivered to the same cellular operator.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

37.

INTERCONNECTION TARIFFS (continued)

1.

Structure of Interconnection Tariff (continued)

e.

Between international PSTN and cellular telecommunications network

Starting from 1998, the interconnection tariff for international cellular call traffic to/from overseas from/to domestic cellular subscribers, regardless of whether the traffic is made through domestic PSTN or not, is based on the same tariff applied to traffic made through domestic PSTN as mentioned in “a” above. However, up to December 31, 2004, as agreed mutually with the cellular telecommunications operators, the Company (including Satelindo until it was merged - see Note 1d) still applied the original contractual sharing agreements regarding the interconnection tariffs (Note 38).

f.

Between international gateway exchanges

Interconnection charges for international telecommunications traffic between international gateway exchanges are based on agreements between international telecommunications carriers and international telecommunications joint ventures.

2.

Revenue Sharing

Revenue from access and usage charges from international telecommunications traffic with telecommunications networks owned by more than one domestic telecommunications carrier which is not regulated by this decree, is to be proportionally shared with each carrier, which proportion is to be arranged by the Director General of Post and Telecommunications.

38.

INTERCONNECTION AGREEMENTS WITH OTHER CELLULAR TELECOMMUNICATIONS OPERATORS

The Company, Satelindo and IM3 have interconnection agreements with each of PT Excelcomindo Pratama or “Excelcom” and Komselindo (for the interconnection agreement with Telkomsel, see Note 30). The principal matters covered by the agreements are as follows:

•

The Company’s and Satelindo’s international gateway exchanges are interconnected with mobile cellular telecommunication operators’ networks to make outgoing or receive incoming international calls through the Company’s and Satelindo’s international gateway exchanges.

•

The Company and Satelindo receive, as compensation for the interconnection, a portion of the cellular telecommunications operators’ revenues from the related services that are made through the Company’s and Satelindo’s international gateway exchanges.

•

Satelindo and IM3 also have an agreement with the above operators for the interconnection of Satelindo’s and IM3’s GSM mobile cellular telecommunications network with the above operators’ network, enabling the above operators’ customers to make calls/send short message services (“SMS”) to or receive calls/SMS from Satelindo’s and IM3’s customers.

•

The agreements are renewable annually.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

38.

INTERCONNECTION AGREEMENTS WITH OTHER CELLULAR TELECOMMUNICATIONS OPERATORS (continued)

As of December 31, 2004, the latest agreement with Komselindo was signed on July 6, 2004, while the latest agreement with Excelcom was signed on May 12, 2003. The Company (including Satelindo and IM3 until they were merged - see Note 1d) and the above operators still continue their business under the agreements by applying the original compensation formula.

Interconnection revenues (net of interconnection charges) earned by the Company, Satelindo and IM3 from the operators are as follows:

2002

2003

2004

Excelcom

23,898

5,787

(18,957

)

Komselindo

554

675

3,986

Total

24,452

6,462

(14,971

)

39.

ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The Companies’ monetary assets and liabilities denominated in various foreign currencies as of December 31, 2004 (converted to equivalent U.S. dollar if currency is other than U.S. dollar) are as follows:

Amount in

Equivalent

U.S. Dollar

Rupiah *

Assets:

Cash and cash equivalents

122,260

1,135,797

Accounts receivable

93,328

867,013

Derivative assets

226

2,102

Other current assets

22

205

Due from related parties

615

5,713

Non-current assets - others

12,098

112,389

Total assets

228,549

2,123,219

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

39.

ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES (continued)

Amount in

Equivalent

U.S. Dollar

Rupiah *

Liabilities:

Short-term loan

678

6,295

Accounts payable - trade

14,445

134,196

Procurement payable

171,985

1,597,743

Accrued expenses

17,295

160,670

Derivative liabilities

18,883

175,420

Other current liabilities

12

113

Due to related parties

139

1,299

Bonds payable

300,000

2,787,000

Other non-current liabilities

1,420

13,189

Total liabilities

524,857

4,875,925

Net liabilities position

296,308

2,752,706

*

translated using the average of the buying and selling rates prevailing at balance sheet date as published by Bank Indonesia

40.

SEGMENT INFORMATION

The Companies manage and evaluate their operations in three major reportable segments: cellular, fixed telecommunication, and MIDI. The operating segments are managed separately because each offers different services/products and serves different markets. The Companies operate in one geographic area only, so no geographical information on segments is presented.

Segment results and assets include items directly attributable to a segment as well as those that can  be allocated on a reasonable basis. Expenditures for segment assets represent the total cost incurred during the year to acquire segment assets that are expected to be used for more than one year.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

40.

SEGMENT INFORMATION (continued)

Consolidated information by industry segment follows:

Major Segments

Fixed

OtherSegment

Cellular

Telecommunication

MIDI

ServicesTotal

2002 (As Restated - Note 4)

Revenues

Revenues from external

customers

3,271,652

2,137,939

1,263,03894,3536,766,982

Inter-segment revenues

55,275

12,898

122,990

4,693195,856

Total revenues

3,326,927

2,150,837

1,386,02899,0466,962,838

Inter-segment revenues

elimination

(195,856)

Revenues - net

6,766,982

Income

Operating income (loss)

757,837

1,068,203

60,097(8,766)1,877,371

Interest income

822,302

Gain on foreign exchange - net

393,820

Equity in net income of

associated companies

72,288

Income tax expense - net

(776,458)

Amortization of goodwill

(693,086)

Financing cost

(586,131)

Provision for doubtful interest

receivable from

convertible bonds

(287,792)

Adjustment of accounts

receivable - trade

from Telkom

(118,018)

Others - net

(130,524)

Income before Extraordinary

Item, Minority Interest in

Net Income of Subsidiaries

and Preacquisition Income

573,772

Other Information

Segment assets

13,742,708

1,948,613

2,453,517142,78118,287,619

Unallocated assets

14,461,211

Inter-segment assets elimination

(10,896,670)

Assets - net

21,852,160

Segment liabilities

8,449,075

906,677

663,01658,08410,076,852

Unallocated liabilities

1,452,982

Inter-segment liabilities elimination

(109,991)

Liabilities - net

11,419,843

Capital expenditure

5,874,082

101,718

451,98716,5256,444,312

Depreciation and amortization

1,335,922

172,896

272,270

3,2541,784,342

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

40.

SEGMENT INFORMATION (continued)

Major Segments

Fixed

OtherSegment

Cellular

Telecommunication

MIDI

ServicesTotal

2003 (As Restated - Note 4)

Revenues

Revenues from external

customers

5,117,580

1,807,669

1,228,334

81,6848,235,267

Inter-segment revenues

58,947

14,016

125,640

64,307262,910

Total revenues

5,176,527

1,821,685

1,353,974

145,9918,498,177

Inter-segment revenues

elimination

(262,910)

Revenues - net

8,235,267

Income

Operating income (loss)

1,962,438

422,821

23,808

(61,172)2,347,895

Gain on foreign exchange - net

200,050

Interest income

147,712

Equity in net income of

associated companies

33,771

Income tax benefit - net

17,828

Financing cost

(838,666)

Amortization of goodwill

(252,907)

Others - net

(51,162)

Income before Extraordinary

Item, Minority Interest in

Net Income of Subsidiaries

and Preacquisition Income

1,604,521

Other Information

Segment assets

15,071,457

1,858,703

2,337,131

177,74019,445,031

Unallocated assets

9,930,445

Inter-segment assets elimination

(3,316,284)

Assets - net

26,059,192

Liabilities segment

10,608,375

1,013,702

702,488

86,04512,410,610

Unallocated liabilities

4,154,944

Inter-segment liabilities elimination

(2,546,244)

Liabilities - net

14,019,310

Capital expenditure

3,841,999

140,514

335,211

1,7864,319,510

Depreciation and amortization

1,549,599

159,762

325,557

3,0882,038,006

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

40.

SEGMENT INFORMATION (continued)

Major Segments

Fixed

OtherSegment

Cellular

Telecommunication

MIDI

ServicesTotal

2004

Revenues

Revenues from external

customers

7,450,777

1,554,932

1,483,941

59,42010,549,070

Inter-segment revenues

(100,282

)

100,282

176,778

134,339311,117

Total revenues

7,350,495

1,655,214

1,660,719

193,75910,860,187

Inter-segment revenues

elimination

(311,117)

Revenues - net

10,549,070

Income

Operating income (loss)

2,474,750

575,709

269,935

(85,685)3,234,709

Gain on sale of investments

397,133

Interest income

187,430

Equity in net income of

associated companies

61,489

Financing cost

(1,097,531)

Income tax expense - net

(724,554)

Amortization of goodwill

(226,347)

Loss on change in fair value

of derivatives - net

(170,451)

Loss on foreign exchange - net

(66,116)

Others - net

62,442

Income before Extraordinary

Item, Minority Interest in

Net Income of Subsidiaries

and Preacquisition Income

1,658,204

Other Information

Segment assets

20,490,078

1,803,385

3,003,617

160,56725,457,647

Unallocated assets

6,058,820

Inter-segment assets elimination

(3,644,000)

Assets - net

27,872,467

Liabilities segment

13,861,414

1,069,168

977,572

65,90815,974,062

Unallocated liabilities

1,508,706

Inter-segment liabilities elimination

(2,794,893)

Liabilities - net

14,687,875

Capital expenditure

4,611,015

507,556

790,817

1,2715,910,659

Depreciation and amortization

2,209,323

182,040

425,002

2,2922,818,657

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

41.

ECONOMIC CONDITIONS

The operations of the Company have been affected and may continue to be affected for the foreseeable future by the economic conditions in Indonesia that may contribute to volatility in currency values and negatively impact economic growth. Economic improvements and sustained recovery are dependent upon several factors such as fiscal and monetary actions being undertaken by the Government and others, actions that are beyond the control of the Company.

42.

SUBSEQUENT EVENTS

a.

On January 7, 2005, the Company and Astel closed the transaction on the sale of Sisindosat (Note 1d - Sisindosat). Subsequently, based on the CSPA, on January 14, 2005, the Company paid Rp2,109 to Astel for termination expense of Sisindosat’s employees who chose to take the termination program offered to them as a result of the sale of Sisindosat.

b.

On January 20, 2005, the Company entered into an interest rate swap contract with ABN with a notional amount of US$50,000 to unwind its existing 2 interest rate swap contracts with ABN (Notes 33h and 33j). Based on the contract which will be effective starting May 5, 2005, the existing interest rate swap contracts and all related cash flows are cancelled effective January 20, 2005 and the fair value of the existing interest rate swap contracts as of January 20, 2005 will be transferred into the new interest rate swap contract. Based on the contract, the Company agreed to pay at floating rate, in semi-annual intervals, on November 5, 2005 and thereafter every May 5 and November 5 up to the termination date on November 5, 2008, 6-month U.S. dollar LIBOR plus 3.15% in exchange for 7.75% per annum times the actual number of days in which the 6-month U.S.dollar LIBOR is located in the pre-determined ranges up to the termination date.

c.

On January 28, 2005, the Company sold its investment in Intelsat for US$10,539 (equivalent to Rp96,381) resulting in loss on sale of investment amounting to Rp1,046 (Note 10).

d.

Since 7,847,000 shares under ESOP Phase I (Note 20) were forfeited, based on the Directors’ Decree dated January 28, 2005, they were added to the total shares to be distributed in ESOP Phase II resulting in the number of shares allocated in ESOP Phase II to become 137,284,500 shares. The vesting period for the additional shares granted in ESOP Phase II is the same as the original ESOP Phase II, which is up to July 31, 2005.

e.

Up to March 18, 2005, 1,616,000 additional share options from ESOP Phase I have been exercised by the employees (Note 20).

f.

As of March 18, 2005, the average buying and selling rate of bank notes published by Bank Indonesia is Rp9,369 to US$1, while as of December 31, 2004, the average buying and selling rate was Rp9,290 to US$1. On the basis of the rate as of March 18, 2005, the Companies incurred foreign exchange loss amounting to approximately Rp23,408 on the foreign currency liabilities, net of foreign currency assets, as of December 31, 2004 (Note 39).

The commitments for the capital expenditures and operating leases denominated in foreign currencies as of December 31, 2004 as disclosed in Notes 34a and 34b would approximate Rp1,048,113 and Rp646, respectively, if translated at the rates as of March 18, 2005.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

43.

RECLASSIFICATION OF ACCOUNTS

Following are the accounts in the 2002 and 2003 consolidated financial statements which have been reclassified to conform with the presentation of accounts in the 2004 consolidated financial statements:

As Previously Reported

As Reclassified

Amount

2002

Consolidated Statements of Income

Operating expenses -

maintenance

Operating expenses - personnel

4,249

Operating expenses -

Operating expenses - compensation to

leased circuits

telecommunication carriers

and service providers

39,195

Consolidated Statements of Cash Flows

Cash flows from investing activities -

Cash flows from financing activities -

increase in restricted cash and

increase in restricted cash and

cash equivalents

cash equivalents

151,166

Cash flows from financing activities -

Cash flows from investing activities -

proceeds from the exercise of

proceeds from the exercise of

derivative instruments

derivative instruments

36,984

2003

Consolidated Balance Sheets

Other current assets

Advances

34,033

Consolidated Statements of Income

Operating expenses -

maintenance

Operating expenses - personnel

10,997

Operating expenses -

Operating expenses - compensation to

leased circuits

telecommunication carriers

and service providers

54,232

Other income (expenses) -

others - net

Operating expenses - other costs of services

1,010

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk

(Formerly PT INDONESIAN SATELLITE CORPORATION Tbk)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2003 and 2004

(Expressed in millions of Rupiah and thousands of U.S. Dollars,

except share and tariff data)

43.

RECLASSIFICATION OF ACCOUNTS (continued)

As Previously Reported

As Reclassified

Amount

2003 (continued)

Consolidated Statements of Cash Flows

Cash flows from investing activities -

Cash flows from financing activities -

decrease in restricted cash and

decrease in restricted cash and

cash equivalents

cash equivalents

193,956

Cash flows from investing activities -

Cash flows from operating activities -

acquisitions of property and

employees and

equipment

suppliers

292,845

44.

COMPLETION OF THE FINANCIAL STATEMENTS

The management of the Company is responsible for the preparation of the accompanying consolidated financial statements that were completed on March 18, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

             PT Indosat Tbk.

Date  : April 1, 2005

By  :

_______________________________

Name :   Ng Eng Ho

   Title   :   Deputy President Director

121